Execution Copy

TIMMINS GOLD CORP.

as Borrower

and

THE LENDERS LISTED
ON THE SIGNATURE PAGES

as Lenders

and

SPROTT RESOURCE LENDING PARTNERSHIP

as Administrative Agent

AMENDED AND RESTATED CREDIT AGREEMENT

DATED January 26, 2016

BAKER & MCKENZIE LLP

SECTION 8.1	AUTHORIZATION AND ACTION	50
SECTION 8.2	NO LIABILITY.	50
SECTION 8.3	ACCOMMODATIONS BY ADMINISTRATIVE AGENT.	51
SECTION 8.4	HOLDING OF SECURITY; SHARING OF PAYMENTS, ETC.	51
SECTION 8.5	LENDER CREDIT DECISIONS	52
SECTION 8.6	INDEMNIFICATION.	52
SECTION 8.7	LIABILITY OF THE LENDERS INTER SE	52
SECTION 8.8	SUCCESSOR AGENTS	52

ARTICLE 9 MISCELLANEOUS		53

SECTION 9.1	AMENDMENTS, ETC	53
SECTION 9.2	WAIVER	53
SECTION 9.3	EVIDENCE OF INDEBTEDNESS AND BORROWING NOTICES.	53
SECTION 9.4	NOTICES, ETC	54
SECTION 9.5	COSTS, EXPENSES AND INDEMNITY.	54
SECTION 9.6	TAXES AND OTHER TAXES.	56
SECTION 9.7	SUCCESSORS AND ASSIGNS	57
SECTION 9.8	RIGHT OF SET-OFF.	59
SECTION 9.9	ADVANCES BY LENDERS	59
SECTION 9.10	RATEABLE PAYMENTS	59
SECTION 9.11	JUDGMENT CURRENCY.	59
SECTION 9.12	INTEREST ON AMOUNTS	60
SECTION 9.13	ARBITRATION	60
SECTION 9.14	GOVERNING LAW AND WAIVER OF JURY TRIAL	61
SECTION 9.15	COUNTERPARTS	61
EXHIBIT “A” FORM OF BORROWING NOTICE		1
EXHIBIT “B” FORM OF COMPLIANCE CERTIFICATE		2
EXHIBIT “C” SOLVENCY CERTIFICATE		3
EXHIBIT “D” CERTIFICATE OF OFFICER		4
SCHEDULE 1.1 MINING RIGHTS		5
SCHEDULE 5.1(h) MATERIAL CONTRACTS		6
SCHEDULE 5.1(j) PROPERTY		7
SCHEDULE 5.1(k) LEASES AND OWED PROPERTIES		8
SCHEDULE 5.1(l) MINING TITLE		9
SCHEDULE 5.1(r) TAXES		10
SCHEDULE 5.1 (w) LOANS		11
SCHEDULE 5.1(dd) RELATED TRANSACTIONS		12
SCHEDULE 5.1(gg) TECHNICAL REPORT		13
SCHEDULE 5.1(hh) ROYALTY OBLIGATIONS		14

AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDED AND RESTATED CREDIT AGREEMENT is dated January 26, 2016, and entered into by and between TIMMINS GOLD CORP., a corporation incorporated pursuant to the laws of the Province of British Columbia (the “Borrower”), SPROTT RESOURCE LENDING PARTNERSHIP, as administrative agent (the “Administrative Agent”) and SPROTT RESOURCE LENDING PARTNERSHIP (“SRLP”) and GOLDCORP INC. (“Goldcorp”), as lenders.

RECITALS

WHEREAS on or about May 27, 2011, the Borrower, the Administrative Agent and SRLP entered into a credit agreement pursuant to which certain Original Lenders agreed to extend senior secured non-revolving term facilities to the Borrower;

AND WHEREAS, inter alia, the Borrower, the Administrative Agent and certain Original Lenders entered into several amendment agreements in relation to such credit agreement, including, without limitation, an amended and restated credit agreement dated February 2, 2015 (such credit agreement, as previously amended, the “Original Credit Agreement”);

AND WHEREAS Morgan Stanley Capital Group Inc. (“MSCG”) became a party to the Original Credit Agreement as Lender on February 2, 2015;

AND WHEREAS Goldcorp became a party to the Original Credit Agreement as Lender and MSCG assigned and transferred to Goldcorp (and Goldcorp accepted) all of MSCG’s right, interest, benefit and obligations (including, without limitation, MSCG’s interest in all outstanding Facility Debt, being US$5,111,268.38) under and to the Original Credit Agreement and all Credit Documents on the date hereof;

AND WHEREAS the parties hereto have agreed to amend and restate the Original Credit Agreement in accordance with the terms and conditions set out herein;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Borrower and the Finance Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acceptable Bank” means Bank of Montreal, Bank of Nova Scotia, Bancomer or any other bank with which the Credit Parties have their bank accounts provided that they have delivered written notice of such bank to the Administrative Agent.

“Additional Guarantor” means each of Aurea Mining, Minera Aurea, Newstrike and any other Person which becomes a Guarantor after the date hereof.

“Administrative Agent” means Sprott Resource Lending Partnership, as administrative agent for the Lenders under this Agreement, and any successor appointed pursuant to Section 8.8.

“Administrative Agent’s Counsel” means Baker & McKenzie LLP.

“Advances” means advances made by a Lender pursuant to Article 3 and “Advance” means any one of such advances.

“Affairs” means the business, affairs, operations, undertaking, property, assets, liabilities, condition (financial or otherwise), prospects, performance and results of operations of a specified Person.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

“Agreement” means this amended and restated credit agreement and all schedules and instruments in amendment or confirmation of it; and the expressions “Article”, “Section”, “Subsection” and “paragraph” followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Agreement.

“Ana Paula Mine” means the Ana Paula mine project located in the Guerrero gold belt in the north central part of the Sate of Guerrero in Southern Mexico.

“Ana Paula Mining Rights” means the governmental approvals and authorisations required in connection with the exploration, the exploitation and the production of mineral mining that are owned by Minera Aurea, including without limitation any and all mining concessions issued by the Ministry of Economy (Secretaria de Economica) in accordance with Article 10 and other applicable provisions of the mining law (Ley Minera) of Mexico, or more particularly described in Schedule 1.1.

“Ana Paula Pledge” means the pledge agreement executed and delivered by Minera Aurea in favour of the Administrative Agent (on behalf of the Finance Parties) in form and substance satisfactory to the Administrative Agent.

“Ana Paula Surface Mortgage” means the mortgage over surface land executed and delivered by Minera Aurea in favour of the Administrative Agent on behalf of the Finance Parties in form and substance satisfactory to the Administrative Agent.

“Applicable Law” means any international treaty, any domestic or foreign constitution or any supranational, regional, federal, provincial, territorial, state, municipal, tribal or local statute, law, ordinance, code, rule, regulation, order (including any consent decree or administrative order), applicable to, or any directive, guideline, policy or Authorization of any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event or any of such Person’s Affairs, and any order, judgment, award or decree of any Governmental Entity, or arbitrator in any proceeding or action to which the Person in question is a party or by which such Person or any of its Affairs is bound.

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities therein.

“Assignee” has the meaning specified in Section 9.7.

“Aurea Mining” means Aurea Mining Inc., organized and existing under the laws of the province of British Columbia.

“Aurea Mining Guarantee” means the guarantee executed and delivered by Aurea Mining in favour of the Administrative Agent, on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event, or any of such Person’s Affairs or from any Person in connection with any easements or contractual rights.

“Available Commitment” means, in relation to a Credit Facility, a Lender's Commitment under that Credit Facility minus:

(a)	the amount of its participation in any outstanding Advances under that Credit Facility; and

(b)	in relation to any proposed Advance, the amount of its participation in any other Advances that are due to be made under that Credit Facility on or before the proposed date of such Advance.

“Borrower” means, at any time, Timmins Gold Corp., a corporation incorporated and existing under the laws of British Columbia, and its successors and permitted assigns.

“Borrower's Account” means, collectively, account 00040-001-1790694 (Cdn$) and account 00040-001-4618960 (US$) maintained by the Borrower with Bank of Montreal.

“Borrowing Notice” has the meaning specified in Section 3.2.

“Buildings and Fixtures” means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on any of the Subject Properties.

“Business” means, in relation to any Credit Party, the business of such Credit Party as conducted and described to the Administrative Agent as at the date hereof.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Caballo Blanco Mine” means the Caballo Blanco mine project located on the eastern coast of Mexico in the State of Veracruz.

“Caballo Blanco Mining Rights” means the governmental approvals and authorisations required in connection with the exploration, the exploitation and the production of mineral mining that are owned by Molimentales, including without limitation any and all mining concessions issued by the Ministry of Economy (Secretaria de Economica) in accordance with Article 10 and other applicable provisions of the mining law (Ley Minera) of Mexico, or more particularly described in Schedule 1.1.

“Caballo Blanco Pledge” means the pledge agreement executed and delivered by Molimentales in favour of the Administrative Agent (on behalf of the Finance Parties) in form and substance satisfactory to the Administrative Agent.

“Caballo Blanco Surface Mortgage” means the mortgage over surface land executed and delivered by Molimentales in favour of the Administrative Agent, on behalf of the Finance Parties in form and substance satisfactory to the Administrative Agent.

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease or debt obligation on a balance sheet of the Person in accordance with IFRS.

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with IFRS.

“Cash” means, at any time, cash denominated in US$ or CAD$ in hand or at bank and (in the latter case) credited to an account in the name of Molimentales, Minera Aurea or the Borrower with an Acceptable Bank and to which Molimentales, Minera Aurea or the Borrower (as the case may be) is alone beneficially entitled and for so long as:

(a)	that cash is repayable on demand;

(b)	repayment of that cash is not contingent on the prior discharge of any other Indebtedness of any Person whatsoever or on the satisfaction of any other condition;

(c)	there is no Lien over that cash except for the Security in favour of the Administrative Agent, for the benefit of the Finance Parties, pursuant to the Security Documents; and

(d)	the cash is freely and immediately available to be applied in repayment or prepayment of the Outstandings and all interest and other amounts that may be owing under this Agreement.

“Cash Equivalents” means (a) marketable obligations issued or unconditionally guaranteed by, and backed by the full faith and credit of, the government of the United States or Canada maturing within 30 days of the date of acquisition; (b) certificates of deposit, time or term deposits and bankers' acceptances maturing within 30 days of the date of acquisition, and overnight bank deposits, in each case which are issued by a commercial bank organized under the laws of the United States or Canada, rated A-1 (or better) by S&P or P-1 (or better) by Moody's at the time of acquisition, and not subject to offset rights; (c) commercial paper rated A-1 (or better) by S&P or P-1 (or better) by Moody's, and maturing within 30 days of the date of acquisition; and (d) units of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody's or S&P.

“Change of Control” means the occurrence of any of the following events:

(a)

there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term “offeror” is defined in section 89(1) of the Securities Act for the purpose of section 102.1 of the Securities Act or any successor provision to either of the foregoing), other than the Borrower, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror’s securities (as the term “offeror’s securities” is defined in section 89(1) of the Securities Act or any successor provision thereto in relation to the Voting Shares of the Borrower) would constitute Voting Shares of the Borrower representing more than 50% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b)

there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower (1) in which the Borrower is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Voting Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(c)

any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as Directors such that such nominees, when added to any existing Director after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors.

“Collateral” means any and all property and assets in respect of which the Administrative Agent, the Collateral Agent or any Lender has or will have a Lien pursuant to a Security Document.

“Collateral Agent” means (i) for purposes of the Collateral relating to the San Francisco Mine, Diaz Nieves Y Asociados, S.C., as collateral agent for the Administrative Agent and the Lenders pursuant to the Collateral Agency Agreement until replaced by the Administrative Agent and (ii) for all other purposes, the Administrative Agent as collateral agent for the Lenders and, in each case, any successor.

“Collateral Agency Agreement” means the collateral agency agreement between the Borrower, the Administrative Agent and Diaz Nieves Y Asociados, S.C. dated May 27, 2011.

“Commitment” means a Facility A Commitment or Facility B Commitment, as the case may be, and a “Lender’s Commitment” means, at any time, such Lender’s Facility A Commitment or Facility B Commitment, as the case may be.

“Common Shares” means the common shares in the capital of the Borrower.

“Compliance Certificate” means a certificate of the Borrower substantially in (i) the form of Exhibit “B”, signed on its behalf by its chief financial officer or any other officer acceptable to the Administrative Agent or (ii) such other form as the Administrative Agent may determine.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) injure or damage property or plant or animal life, (ii) harm or cause a nuisance to any Person, (iii) adversely affect the health of any individual, (iv) impair the safety, of any individual, (v) render any property or plant or animal life unfit for use by humans, (vi) cause loss of enjoyment of normal use of property, or (vii) interfere with the normal course of business, and includes any “contaminant” within the meaning assigned to such term in any Environmental Law applicable to the Mine or any Credit Party.

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related.

“Control” of any Person means:

(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of such Person; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of such Person; or

(iii)	give directions with respect to the operating and financial policies of such Person with which the directors or other equivalent officers of such person are obliged to comply; and/or

(b)	the holding beneficially of more than 50% of the issued share capital of such Person.

“Credit Documents” means this Agreement, the Security Documents, each Compliance Certificate and all other documents to be executed and delivered to the Administrative Agent or the Lenders, or both, by the Credit Parties.

“Credit Facility” means each of Facility A and Facility B made available to the Borrower under this Agreement for the purposes specified in Section 2.3.

“Credit Parties” means, collectively, the Borrower and each Guarantor, and “Credit Party” means any one of them.

“Current Assets” means (on a consolidated basis) the current assets of the Borrower as determined in accordance with IFRS.

“Current Liabilities” means (on a consolidated basis) the current liabilities of the Borrower as determined in accordance with IFRS but excluding the outstanding amount of the Advances made under this Agreement.

“Default” means an event which, with the giving of notice or passage of time, or the making of any determination or any combination of the foregoing, would constitute an Event of Default.

“Director” means a director of the Borrower for the time being and “Directors” means the board of directors of the Borrower or, whenever duly empowered, a committee of the board of directors of the Borrower, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee.

“Disposal” means any royalty, sale, lease, release, abandonment, licence, exchange, transfer, loan or other disposal by a Person of any asset, undertaking or business (whether by a, voluntary or involuntary, single transaction or series of transactions) and “Dispose” shall have a corresponding meaning.

“Disposal Proceeds” means the consideration receivable by any Credit Party or any other Subsidiary (including any amount receivable in repayment of intercompany debt) for any Disposal made by such Credit Party or Subsidiary, after deducting any reasonable expenses (approved in writing by the Administrative Agent) which are incurred by such Credit Party with respect to such Disposal to a Person who is not a Credit Party or any other Subsidiary.

“Distribution” includes with respect to any Person (i) any dividend or other distribution on issued shares or any other equity interest of the Person or any of its Subsidiaries, (ii) any purchase, redemption or retirement of any issued share, warrant or other equity interest or any other option or right to acquire any share or other equity interest of the Person or any of its Subsidiaries or (iii) any payment whether as consulting fees, management fees or otherwise to any Affiliate of the Person or any of its Subsidiaries.

“Environmental Laws” means any Applicable Law relating to the environment, ecology, public health, safety and/or any Hazardous Material.

“Event of Default” has the meaning specified in Section 7.1.

“Exchange” means the Toronto Stock Exchange or any other stock exchange on which the Borrower’s securities may be listed from time to time.

“Excluded Insurance Proceeds” means any proceeds of an insurance claim which the Borrower notifies the Administrative Agent in writing are, or are to be, applied in the replacement, reinstatement and/or repair of the assets or otherwise in amelioration of the loss in respect of which the relevant insurance claim was made, in each case as soon as possible (but in any event within 90 days) after receipt.

“Facility A” means the facility described in Section 2.1(1)(a) .

“Facility A Closing Date” means the earlier of: (i) the date on which all conditions listed in Section 4.1 and Section 4.2(1)(a) have been waived by the Administrative Agent or satisfied and (ii) May 31, 2011.

“Facility A Commitment” means:

(a)

in relation to an Original Lender, the amount designated as such opposite its name on the signature pages to the Original Credit Agreement and the amount of any other Facility A Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility A Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement. “Facility B” means the facility described in Section 2.1(1)(b) .

“Facility B Closing Date” means the earlier of: (i) date on which all conditions listed in Section 4.1 and Section 4.2(1)(b) have been waived by the Administrative Agent or satisfied and (ii) May 31, 2011.

“Facility B Commitment” means:

(a)

in relation to an Original Lender, the amount designated as such opposite its name on the signature pages to the Original Credit Agreement and the amount of any other Facility B Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility B Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility Debt” means all Indebtedness outstanding under any of the Credit Documents.

“Fees” means the Prepayment Fee and all other fees (if any) payable by the Borrower under this Agreement or any other Credit Document.

“Finance Parties” means each of the Lenders and the Administrative Agent and “Finance Party” means any one of them.

“Financial Assistance” has the meaning specified in Section 6.2(i) .

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)

any interest rate swap agreement, forward rate agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)

any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)

any agreement for the making or taking of any commodity, swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.

“Financial Quarter” means a period of three consecutive months in each Financial Year ending on June 30, September, 30, December 31 and March 31, as the case may be, of such year.

“Financial Year” means, in relation to the Borrower, its financial year commencing on January 1 of each calendar year and ending on December 31 of such year.

“General Security Agreement” means the general security agreement to be executed and delivered by the Borrower in favour of the Administrative Agent (on behalf of the Finance Parties) in form and substance satisfactory to the Administrative Agent.

“Governmental Entity” means any (i) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Guarantees” means each of (i) the Molimentales Guarantee, (ii) the Timmins Mexico Guarantee, (iii) the Newstrike Guarantee, (iv) the Aurea Mining Guarantee, (v) the Minera Aurea Guarantee and (vi) any guarantee issued by any other Subsidiary in favour of the Administrative (in form and substance satisfactory to the Administrative Agent).

“Guarantors” means each Original Guarantor and each Additional Guarantor and “Guarantor” means any one of them.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“IFRS” means international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), adopted by the Borrower, as applicable, as at the date on which any calculation or determination is required to be made, provided that, in accordance with the international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard.

“Indebtedness” means, with respect to a Person, without duplication:

(a)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)	all Financial Instrument Obligations of the Person;

(c)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(d)

all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than six months after the date of placing such property or service or taking delivery at the completion of such services;

(e)	all Indebtedness of any other Person secured by a Lien on any assets of such first-mentioned Person;

(f)	all obligations to repurchase, redeem or repay any shares of such Person prior to the Repayment Date; and

(g)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (f).

“Indemnified Person” has the meaning specified in Section 9.5(1) .

“Insurance Proceeds” means any casualty insurance, loss insurance or condemnation proceeds received or receivable by any Credit Party or any other Subsidiary except for Excluded Insurance Proceeds.

“Interest Rate” means twelve per cent. (12%) per annum.

“Leased Properties” means, collectively, the real properties forming the subject matter of the Leases.

“Leases” means the leases, subleases, rights to occupy and licences of real property or Buildings and Fixtures to which the Borrower or any of its Subsidiaries are a party (i) at the date of this Agreement, as listed and described in Schedule 5.1(k) or (ii) after the date of this Agreement as notified to the Administrative Agent pursuant to a Compliance Certificate.

“Lenders” means, collectively, SRLP and Goldcorp and any Person who may become a Lender under and in accordance with this Agreement and, “Lender” means any one of them.

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant, royalty or other encumbrance of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

“Majority Lenders” means, at any time, Lenders who, taken together, are beneficially entitled to at least 66-2/3% of the aggregate Outstandings at that time, or, if there are no Outstandings at that time, Lenders whose Commitments, taken together, are at least 66 2/3% of the aggregate amount of the Commitments.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which cumulatively result in a material adverse effect) on (i) any Mine, (ii) the business, operations, results of operations, assets, properties, liabilities, performance, prospects or the condition (financial or otherwise) of any of the Credit Parties, (iii) any of the rights or remedies of any of the Lenders or the Administrative Agent (or any one of them) or (iv) the ability of any Credit Party to perform its obligations to the Lenders or the Administrative Agent (or any one of them) under any of the Credit Documents. Unless otherwise indicated, determination of the aforementioned shall be made by any Lender, in its sole discretion.

“Material Contracts” means any agreement to which the Borrower or any of its Affiliates is a party and which is deemed material by the Administrative Agent (in its sole discretion) to the Business or the operation of any Mine.

“Minera Aurea” means Minera Aurea S.A. de C.V., a sociadad anomima de capital variable, organized and existing under the laws of the United Mexican States.

“Minera Aurea Guarantee” means the guarantee executed and delivered by Minera Aurea in favour of the Administrative Agent, on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“Minas Pimeria (Goldcorp)” means Minas de la Alta Pimeria S.A. de C.V., a sociadad anomima de capital variable, organized and existing under the laws of the United Mexico States.

“Mines” means, collectively, each of the San Francisco Mine, the Ana Paula Mine and the Caballo Blanco Mine and “Mine” means any one of them.

“Mining Rights” means, collectively, each of the San Francisco Mining Rights, the Ana Paula Mining Rights and the Caballo Blanco Mining Rights.

“Molimentales” means Molimentales del Noroeste, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of the United Mexican States.

“Molimentales Guarantee” means the guarantee executed and delivered by Molimentales in favour of the Administrative Agent (or the Collateral Agent, as the case may be), on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“Newstrike” means Newstrike Capital Inc., organized and existing under the laws of the province of British Columbia.

“Newstrike Guarantee” means the guarantee executed and delivered by Newstrike in favour of the Administrative Agent, on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“Note Indenture” means the note indenture, dated as of January 22, 2010, between the Note Trustee and the Borrower.

“Note Trustee” means Computershare Trust Company of Canada.

“Notes” means the notes issued pursuant to the Note Indenture.

“Original Credit Agreement” has the meaning specified in the recitals.

“Original Currency” has the meaning specified in Section 9.11(1) .

“Original Guarantors” means Molimentales and Timmins Mexico and “Original Guarantor” means any one of them.

“Original Lender” means each lender set forth on the signature pages of the Original Credit Agreement.

“Other Currency” has the meaning specified in Section 9.11(1) .

“Other Taxes” has the meaning specified in Section 9.6(2) .

“Outstandings” means, in relation to the Borrower and any Lender at any time under the Credit Facility, an amount equal to the aggregate principal amount of all outstanding Advances made by the Lender; and in relation to the Borrower and all Lenders means the sum of the Outstandings to each Lender.

“Owned Properties” means, collectively, (i) the land and premises owned by any Credit Party on the date of this Agreement which are listed on Schedule 5.1(k), and (ii) after the date of this Agreement the lands and premises notified to the Administrative Agent pursuant to each Compliance Certificate, but shall exclude lands and premises sold or otherwise disposed of as permitted in this Agreement from the date of such sale or disposition.

“Participant” has the meaning specified in Section 9.7(3) .

“Parties” means each of the parties to this Agreement and “Party” means any one of them.

“Permitted Encumbrances” means, in relation to any Person:

(a)

any Lien or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure related public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

(b)

any Lien or privilege imposed by law, such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges in favour of employees; or any Lien or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review for tax or labour proceedings; or any Lien for taxes, assessments in tax or labour proceedings that are directly related to such Person’s mining concessions and lots, unpaid wages related to labour proceedings or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith; or any undetermined or inchoate Lien or privilege incidental to current operations that has not been filed pursuant to law or that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any Lien or privilege referred to in this paragraph (b);

(c)

any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by such Person, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(d)	any Lien created or assumed by such Person in favour of a public utility or Governmental Entity when required by the utility or Governmental Entity in connection with the operations of such Person;

(e)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(f)

any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by such Person, or title defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of such Person;

(g)	any Lien securing the Indebtedness referred to in paragraph (a) of the definition of Permitted Indebtedness;

(h)

a share pledge granted by Aurea Mining over the shares of Minera Aurea in favour of Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l. as security for the Indebtedness referred to in paragraphs (d) and (e) of the definition of “Permitted Indebtedness”; and

(i)

a non-possessory pledge over the assets acquired with the proceeds of the Indebtedness referred to in paragraph (c) of the definition of “Permitted Indebtedness” pursuant to a non-possessory pledge agreement, dated on or about November, 2015, granted by Minera Aurea in favour of Minas Pimeria (Goldcorp), a true copy of which non-possessory pledge agreement has been provided to the Administrative Agent prior to the date hereof.

“Permitted Indebtedness” means:

(a)	Indebtedness incurred by the Borrower on account of credit card liabilities not exceeding at any time an aggregate amount of $20,000;

(b)

any Indebtedness owed by Molimentales to Timmins Mexico or the Borrower provided such Indebtedness is fully subordinated to the Facility Debt in form and substance satisfactory to the Administrative Agent;

(c)

Indebtedness in an amount not exceeding CAD$4,000,000 to Minas Pimeria (Goldcorp) on account of the unpaid portion of the purchase price for the process plant and select auxiliary equipment (previously used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico) acquired from Minas Pimeria (Goldcorp);

(d)	Indebtedness in an amount not exceeding CAD$1,333,333 to Zebra Holdings and Investments S.a.r.l.;

(e)	Indebtedness in an amount not exceeding CAD$666,667 to Lorito Holdings S.a.r.l.; and

(f)	Indebtedness not exceeding at any time in the aggregate $1,000,000.

“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Prepayment Fee” means, in relation to any repayment or prepayment of any Advance, the product of (i) the amount of such repayment or prepayment (as the case may be) multiplied by (ii) by 12% and further multiplied by (iii) (X / 366), where X is the greater of: (A) zero, and (B) 120 less the number of calendar days, calculated on the date of such repayment or prepayment (as the case may be), that have elapsed since the date of this Agreement.

“Purchase Money Obligation” means, in relation to any Person, indebtedness of such Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for such Person.

“Repayment Date” means June 30, 2016 (or, if such day is not a Business Day, the immediately preceding Business Day), as such date may be extended by mutual agreement of the Borrower and the Administrative Agent, in writing.

“Reporting Jurisdictions” means the Provinces of British Columbia, Alberta and Ontario.

“Rules” has the meaning specified in Section 9.13(3) .

“San Francisco Mine” means the San Francisco open pit gold and heap leaching mine, located approximately 150 km north of Hermosillo in the state of Sonora, Mexico.

“San Francisco Mining Concessions Mortgage” means the mortgage over mining concessions executed and delivered by Molimentales in favour of the Administrative Agent (or the Collateral Agent, as the case may be), on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“San Francisco Mining Rights” means the governmental approvals and authorizations required in connection with the exploration, the exploitation and the production of mineral mining that are owned by Molimentales, including without limitation any and all mining concessions issued by the Ministry of Economy (Seretaría de Economía) in accordance with article 10 and other applicable provisions of the mining law (Ley Minera) of Mexico, as more particularly described in Schedule 1.1.

“San Francisco Project Assets Pledge” means the pledge agreement executed and delivered by Molimentales in favour of the Administrative Agent (or the Collateral Agent, as the case may be) (on behalf of the Finance Parties) in form and substance satisfactory to the Administrative Agent. “San Francisco Surface Mortgage” means the mortgage over surface land executed and delivered by Molimentales in favour of the Administrative Agent (or the Collateral Agent, as the case may be), on behalf of the Finance Parties, in form and substance satisfactory to the Administrative Agent.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person that is named as a “specially designated national and blocked person” on the most current list published by the Office of Foreign Assets Control of the United States Department of the Treasury at its official website or any replacement website or other replacement official publication of such list or (b) any Person operating, organized or resident in a Sanctioned Country.

“Sanctions” means comprehensive economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom or (c) the Canadian government.

“Securities Act” means the Securities Act (Ontario).

“Secured Assets” means all of the assets now owned or hereinafter acquired by the Credit Parties including all plant, property, Mining Rights, land rights, and inventory in the heap leach pads, and including without limitation, the equipment listed in the Security Documents and the proceeds under or rights of insurance policies thereon.

“Security” means, at any time, the charges, mortgages, pledges, assignments, security interests, encumbrances and other Liens in favour of the Administrative Agent or the Lenders, or both, in the assets and properties of any of the Credit Parties securing their obligations under this Agreement and/or any of the other Credit Documents.

“Security Documents” means each of the Guarantees, the General Security Agreement, the San Francisco Project Assets Pledge, the Collateral Agency Agreement, the San Francisco Surface Mortgage, the San Francisco Mining Concessions Mortgage, the Ana Paula Pledge, the Ana Paula Surface Mortgage, the Caballo Blanco Pledge, the Caballo Blanco Surface Mortgage and any other guarantee and security granted to the Collateral Agent, the Administrative Agent or the Lenders, or any of them, as security for the obligations of the Credit Parties under this Agreement and the other Credit Documents.

“Subject Properties” means, collectively, the Owned Properties and the Leased Properties.

“Subsidiaries” means each of the (direct or indirect) subsidiaries of the Borrower including, as at the date hereof, Molimentales, Timmins Mexico, Newstrike, Mineral Aurea and Aurea Mining and “Subsidiary” means any one of them.

“subsidiary” means with respect to any Person (the “parent”) at any date, (i) any corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all equity interests entitled to vote in the election of the board of directors thereof are, as of such date, held by the parent and/or one or more subsidiaries of the parent, (ii) any partnership, (x) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (y) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iii) any other Person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent.

“$” and “Dollars” means: (i) in relation to any reference to any Advance, Commitment or Total Commitment, the lawful money of the United States of America and (ii) otherwise, the lawful money of Canada.

“Taxes” has the meaning specified in Section 5.1(r) ..

“Timmins Mexico” means Timmins Goldcorp Mexico, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of the United Mexican States.

“Timmins Mexico Guarantee” means the guarantee executed and delivered by Timmins Mexico in favour of the Administrative Agent (or the Collateral Agent, as the case may be) (on behalf of the Finance Parties) in form and substance satisfactory to the Administrative Agent.

“Total Commitments” means the aggregate of the Total Facility A Commitments and the Total Facility B Commitments.

“Total Facility A Commitments” means the aggregate of the Facility A Commitments, being $5,000,000 at the date of the Original Credit Agreement.

“Total Facility B Commitments” means the aggregate of the Facility B Commitments, being $13,000,000 at the date of the Original Credit Agreement.

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

Section 1.2	Other Usages.

References to “this Agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section, Subsection, paragraph or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

Section 1.3	Gender and Number.

Any reference in the Credit Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 1.4	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

Section 1.5	Currency.

(a)	All references to “CAD$” refer to the lawful currency of Canada. All references to “US$” refer to the lawful currency of the United States of America.

(b)

All references in the Credit Documents to dollars (other than in relation to any Advance, any Commitment or Total Commitment), unless otherwise specifically indicated, are expressed in Canadian currency. All references in the Credit Documents to the amount of any Advance, Commitment or Total Commitment, are expressed in United States of America currency.

(c)

The Advances, the Commitments and the Total Commitments shall be denominated in US$ such that all references in any Credit Document to any Advance, Commitment or Total Commitment shall be to the amounts thereof as expressed in US$. For the avoidance of doubt, as at the date hereof, the amounts of the Facility B Advances, Facility B Commitments and Total Facility B Commitments shall be the following: US$10,222,536.76.

(d)

Subject to Section 9.11, any conversion from any currency to any other currency shall be determined by the Administrative Agent and shall be calculated based on the Bank of Canada noon rate on the Business Day immediately preceding such determination.

Section 1.6	Certain Phrases, etc.

In any Credit Document: (i) (x) the words “including” and “includes” mean “including (or includes) without limitation”, (y) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (z) the word “asset” includes present and future properties, revenues and rights of every description, (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and (iii) any obligation of a Party to cause, ensure or procure any action or omission from or by any other Person shall be deemed to be an absolute obligation of such first-mentioned Person.

Section 1.7	Meaning of certain terms

Any reference in this Agreement to:

(a)	“assets” includes present and future properties, revenues and rights of every description;

(b)	a Default being “continuing” means that such Default has not been waived or remedied and an Event of Default being “continuing” means that such Event of Default has not been waived;

(c)	a “Credit Document” or any other agreement or instrument is a reference to that Credit Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(d)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(e)	“knowledge” of any Person shall be deemed to mean such knowledge after due and diligent inquiry; and

(f)	“repay” (or any derivative form thereof) shall, subject to any contrary indication, be construed to include “prepay” (as, as the case may be, the corresponding derivative form thereof).

Section 1.8	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with IFRS.

Section 1.9	Rateable Portion of Advances.

References in this Agreement to a Lender’s rateable portion of Advances or rateable share of payments of principal, interest, Fees or any other amount, shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be prima facie evidence of such rateable share.

Section 1.10	Incorporation of Schedules.

The schedules and exhibits attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 1.11	Conflict.

The provisions of this Agreement prevail in the event of any conflict or inconsistency between its provisions and the provisions of any of the other Credit Documents.

Section 1.12	Certificates.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by any Credit Party or the occurrence of any event hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of any Credit Party to have such action taken, and any certificate executed by any Credit Party shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate in all respects.

ARTICLE 2
CREDIT FACILITY

Section 2.1	Availability.

(1)	Each Lender severally agrees, subject to the terms and conditions of this Agreement, to make the following facilities available to the Borrower:

(a)	a senior secured working capital term facility in an aggregate amount equal to the Total Facility A Commitments (“Facility A”); and

(b)	a senior secured term facility in an aggregate amount equal to the Total Facility B Commitments (“Facility B”).

(2)	Subject to the terms and conditions of this Agreement, each Lender agrees to make Advances rateably to the Borrower in accordance with its Commitment.

(3)

The Administrative Agent shall give each Lender prompt notice of (i) any Borrowing Notice received from the Borrower and of each Lender’s rateable portion of any Advance requested under such Borrowing Notice and (ii) any other notice received by it from the Borrower under the Agreement.

Section 2.2	Commitment and Facility Limit.

Any cancellation of any part of any Credit Facility shall permanently reduce the amount available under such Credit Facility. No amount cancelled under any Credit Facility may be subsequently reinstated.

Section 2.3	Use of Proceeds.

(1)	The Borrower shall use the proceeds of the Advances as follows:

(a)	all proceeds of any Advance under Facility A shall be applied:

(i)	as to $4,900,000 for working capital purposes; and

(ii)	as to $100,000 for the payment of the Original Lenders’ structuring and other fees and expenses; and

(b)	all proceeds of any Advance under Facility B shall be applied:

(i)	first, to the repayment in full of the Notes; and

(ii)	second, for working capital purposes;

and for no other purpose without the prior written consent of the Lenders.

(2)	None of the Finance Parties is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

Section 2.4	Reductions of Commitments.

(1)	The Commitments under each of Facility A and Facility B shall reduce to zero as follows:

(a)	in relation to Facility A, on the Facility A Closing Date; and

(b)	in relation to Facility B, on the Facility B Closing Date;

unless cancelled, reduced or terminated earlier in accordance with the provisions of this Agreement.

(2)

The Borrower shall repay (subject to Section 7.1) all of the Outstandings, together with all accrued interest and Fees and all other amounts payable in connection with the Credit Facility on the Repayment Date.

Section 2.5	Mandatory Repayments.

(1)

The Borrower shall, and shall ensure that each other Credit Party shall, first reduce the Commitments and, if no Commitments remain outstanding, prepay Advances in the following amounts and at the following times:

(a)	the amount of all Disposal Proceeds, immediately upon receipt;

(b)

the amount of all Insurance Proceeds, immediately upon receipt and provided that if any Excluded Insurance Proceeds cease, at any time, to constitute Excluded Insurance Proceeds, an amount equal to such Excluded Insurance Proceeds shall immediately be applied in prepayment of the Advances;

(c)	the amount of all proceeds of any Indebtedness incurred by any Credit Party, immediately upon receipt; and

(d)	the amount of all proceeds from the issuance of any securities by any Credit Party, immediately upon receipt.

(2)

Where Excluded Insurance Proceeds include amounts which are intended to be used for a specific purpose within a specified period (as set out in the definition of Excluded Insurance Proceeds), the Borrower shall ensure that those amounts are not used for any other purpose and, if requested to do so by the Administrative Agent, shall promptly deliver a certificate to the Administrative Agent at the time of application and at the end of such period confirming the amount (if any) which has been so applied within the requisite time periods provided for in the definition of Excluded Insurance Proceeds.

(3)

In the event that a Change of Control occurs, each of the Commitments shall immediately be reduced to zero and the Borrower shall immediately prepay all Advances, together with all accrued and unpaid interest, all Fees then due and payable (including, without limitation, the Prepayment Fee) and all other amounts which may then be due and payable under any other provision hereof.

(4)

The Credit Facility and the Commitments, if any, shall be permanently reduced by any and all amounts required to be prepaid pursuant to the provisions hereof. Each Lender’s Commitment, if any, shall be reduced by its rateable share of the Commitment.

(5)

Each payment and each cancellation under any Credit Facility pursuant to this Section 2.5 shall first reduce the Commitments (respectively), if any, across Facility A and Facility B rateably (and each Lender’s Commitment rateably) and then be used to prepay the Advances across Facility A and Facility B rateably.

(6)

Simultaneously with any cancellation and/or prepayment of Facility B under any provision of this Agreement, the Borrower shall pay to the Administrative Agent (for the account of the Lenders) an amount equal to the Prepayment Fee.

Section 2.6	Voluntary Cancellation and Repayment.

(1)

Subject to Section 2.6(3), the Borrower may, if it gives the Administrative Agent not less than 10 Business Days' prior notice, cancel the whole or any part of a Credit Facility. Any cancellation under this Section 2.6(1) shall permanently reduce the availability under the applicable Credit Facility and shall reduce the Commitments of the Lenders rateably under that Credit Facility.

(2)

Subject to Section 2.6(3), the Borrower may, at any time before the Repayment Date, if it gives the Administrative Agent not less than 10 Business Days' prior notice, prepay the whole or any part of any Advance under Facility B, together with all accrued and unpaid interest, all Fees then due and payable and all other amounts which may then be due and payable under any provision hereof, upon payment of the Prepayment Fee and provided such payment is made on the last Business Day of a calendar month.

(3)

Each payment and each cancellation under any Credit Facility pursuant to this Section 2.6 shall first reduce the Commitments (respectively), if any, across Facility A and Facility B as the Borrower may notify the Administrative Agent in writing or, failing which, rateably (and, in any event, each Lender’s Commitment rateably), and then be used to prepay the Advances across Facility A and Facility B as the Borrower may notify the Administrative Agent in writing or, failing which, rateably.

(4)	Any notice of cancellation or prepayment shall be irrevocable.

Section 2.7	Payments under this Agreement.

(1)

Unless otherwise expressly provided in this Agreement, the Borrower shall (i) make any payment required to be made by it to the Administrative Agent or the Lenders by depositing the amount of the payment not later than 10:00 a.m. (Toronto time) on the date the payment is due to an account designated by the Administrative Agent at least two Business Days prior to the date such payment is due, and (ii) provide to the Administrative Agent, three Business Days’ written notice of prepayment which shall be irrevocable and binding on the Borrower and shall specify (x) the date of prepayment, and (y) the amount of the Advances to be prepaid. The Borrower shall make each such payment in US$. The Administrative Agent shall distribute to each Lender, promptly upon receipt by the Administrative Agent of any payment, an amount equal to the amount then due to such Lender. Any amount received by the Administrative Agent for the account of the Lenders shall be held in trust for their benefit until distributed.

(2)

Unless otherwise expressly provided in this Agreement, the Administrative Agent shall make Advances and other payments to the Borrower under this Agreement by crediting the Borrower’s Account (or causing the Borrower’s Account to be credited) with the amount of the payment not later than 3:00 p.m. (Toronto time) on the date the payment is to be made.

(3)

Any prepayment under this Agreement shall be made together with payment of the applicable Prepayment Fee, all accrued and unpaid interest and any and all other amounts which may then be due and payable under any other provision hereof.

Section 2.8	Application of Payments and Prepayments.

All amounts received by the Administrative Agent from or on behalf of the Borrower and not previously applied pursuant to this Agreement shall be applied by the Administrative Agent as follows: (i) first, in reduction of the Borrower’s obligation to pay any unpaid interest and any Fees which are due and owing, (ii) second, in reduction of the Borrower’s obligation to pay any amounts referred to in Section 9.5, (iii) third, subject to any other provision hereof relating to the order in which the Facilities are to be reduced and the Advances repaid, in reduction of the Borrower’s obligation to pay any amounts due and owing on account of any unpaid principal amount of Advances which is due and owing, (iv) fourth, in reduction of the Borrower’s obligation to pay any other unpaid Outstandings which are due and owing, (v) fifth, in reduction of any other obligation of the Borrower under this Agreement and/or the other Credit Documents, and (vi) sixth, to the Borrower or such other Persons as may lawfully be entitled to or directed to receive the remainder.

Section 2.9	Computations of Interest and Fees.

(1)

All computations of any interest or Fee shall be made by the Administrative Agent taking into account the actual number of days occurring in the period in relation to which such interest or Fee (as the case may be) accrues or is payable and on the basis of a year of 365 or 366 (as the case may be) days.

(2)

For purposes of the Interest Act (Canada), (i) whenever any interest or Fee under this Agreement is calculated using a rate based on a year of 366 or 365 (as the case may be) days, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 366 or 365 (as the case may be) days, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 365 or 366 (as the case may be), (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Section 2.10	Security

Without prejudice to any other provision hereof, as security for all indebtedness, obligations and liabilities, direct or indirect, absolute or contingent, matured or not, solely or jointly, incurred under or in connection with this Agreement and/or any other Credit Document, the Credit Parties have executed and delivered the Security Documents, including, without limitation:

(a)	the Guarantees;

(b)	the General Security Agreement;

(c)	the San Francisco Surface Mortgage;

(d)	the San Francisco Mining Concessions Mortgage;

(e)	the San Francisco Project Assets Pledge;

(f)	the Collateral Agency Agreement;

(g)	the Ana Paula Surface Mortgage;

(h)	the Ana Paula Pledge;

(i)	the Caballo Blanco Surface Mortgage;

(j)	the Caballo Blanco Pledge; and

(k)	such other Credit Documents and documents requested by the Administrative Agent.

Section 2.11	Entry into Effect of this Agreement.

From and as of the time that the Administrative Agent advises the Borrower in writing that this Agreement is effective (the “Effective Time”), this Agreement shall amend, restate and supersede the Original Credit Agreement in its entirety. Notwithstanding the foregoing, this Agreement is not intended by the parties to, and shall not constitute, a payment discharge, satisfaction or novation of any obligation of any Credit Party to any Finance Party, including the whole or any item or part of any Advance, the Facility Debt and Outstandings (all as defined in the Original Credit Agreement) remaining outstanding and owing under the Original Credit Agreement as of the date hereof, all of which shall be obligations, Advances, Facility Debt and Outstandings under and pursuant to this Agreement until paid and/or repaid in full in accordance with the provisions of this Agreement. Each Credit Party hereby confirms to and agrees with the Finance Parties that the Advances, the Facility Debt and the Outstandings under the Original Credit Agreement shall continue in full force and effect in accordance with their representative terms (as amended and restated, as applicable, by this Agreement). Each Credit Party hereby confirms its obligations and the validity and effectiveness of the Guarantees and the Liens created under the Security (each as defined in this Agreement and all of which were originally delivered in connection with the Original Credit Agreement) and agrees that such Guarantees and Security continue in full force and effect in all respects, and that (i) such Guarantees guarantee all obligations, Advances, Facility Debt and Outstandings under and pursuant to this Agreement and (ii) such Security secures all obligations, Advances, Facility Debt and the Outstandings under and pursuant to this Agreement.

Section 2.12	Transitional Provisions.

On or about the date hereof, the Administrative Agent will determine and notify the Borrower of the amounts of all interest, fees and other amounts accrued and payable under this Agreement to the Finance Parties and specify the date each such amount should be paid.

Section 2.13	Bonus Payment.

In consideration for the Lenders entering into this Agreement, the Borrower shall make a bonus payment to the Administrative Agent (for the account of the Lenders on a proportionate basis) in the amount of US$408,901.47 (the “Bonus Payment”) on the earlier of (a) the repayment of the Facility Debt and (b) June 30, 2016, payable, at the option of each Lender (in relation to its proportion), (i) in cash or (ii) in Common Shares, or any combination of cash and Common Shares. In the event that a Lender opts to receive its proportion of the Bonus Payment in Common Shares, the Borrower shall issue to such Lender a number of Common Shares equal to the relevant amount of the Bonus Payment divided by the Adjusted VWAP as at the day such Lender notifies the Administrative Agent of its election to receive some or all of the Bonus Payment in Common Shares provided that such Lender and the Borrower agree that the issuance of such Common Shares shall be subject to the approval of the Exchange if so required pursuant to Applicable Securities Legislation.

In this Section 2.13:

(a)	“Adjusted VWAP” means, at any time, the VWAP less 10% of such VWAP at such time (expressed as a number); and

(b)	“VWAP” means, on any day, the volume weighted average price per Common Share on the Exchange for the ten trading days immediately preceding such day.

ARTICLE 3
ADVANCES

Section 3.1	The Advances.

(1)	The Lenders severally agree, subject to the terms and conditions of this Agreement, to make a single Advance to the Borrower under each Credit Facility from time to time on any Business Day:

(a)	in relation to Facility A, on or prior to the Facility A Closing Date; and

(b)	in relation to Facility B, on or prior to the Facility B Closing Date.

(2)	Not more than one Advance shall be made or at any time be outstanding per Credit Facility.

(3)	The amount of any Advance must be:

(a)	in relation to Facility A, an amount not exceeding the Total Facility A Commitments; and

(b)	in relation to Facility B, an amount not exceeding the Total Facility B Commitments.

Section 3.2	Procedure for Borrowing.

Subject to the terms and conditions of this Agreement, each Advance shall be made on not less than five Business Days prior notice, given not later than 10:00 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each notice of an Advance (a “Borrowing Notice”) shall be in substantially the form of Exhibit “A”, shall be irrevocable and binding on the Borrower and shall specify (i) whether the Advance is under Facility A or Facility B, (ii) the proposed date for the Advance and (iii) the aggregate amount of the Advance. Upon receipt by the Administrative Agent of funds from the Lenders and fulfilment of the applicable conditions set forth in Article 4, the Administrative Agent will make such funds available to the Borrower in accordance with Article 2.

Section 3.3	Interest on Advances.

(1)	The Borrower shall pay interest on the unpaid principal amount of each Advance from the date of the Advance until the principal amount of the Advance is repaid in full, at the Interest Rate.

(2)	Interest on each Advance shall be calculated and payable in arrears:

(a)	on the last Business Day of each month;

(b)	when the Advance becomes due and payable in full; and

(c)	when the Advance is repaid.

ARTICLE 4
CONDITIONS OF LENDING

Section 4.1	Initial Conditions Precedent.

The obligation of each Lender to make the initial Advance under this Agreement is subject to fulfilment of the following conditions precedent at the time such Advance is made (in each case, in form and substance satisfactory to the Administrative Agent, acting reasonably):

(a)	no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of such Advance;

(b)	such Advance will not violate any Applicable Law;

(c)	no order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lenders from making an Advance;

(d)

there is not pending or threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Credit Party or any property of any Credit Party that has not been disclosed to the Administrative Agent by the Borrower in writing, and nothing has occurred and there has been no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration that, in the opinion of the Administrative Agent, could reasonably be expected to have a Material Adverse Effect;

(e)

each of the representations and warranties of the Borrower contained in Article 5 and of the Credit Parties contained in any other Credit Document are true and correct on the date of the Borrowing Notice relating to such Advance and on the date of such Advance as if such representations and warranties were made on each such date;

(f)

there has not occurred any change of circumstance or event since the date hereof, nor has any Administrative Agent become aware of any facts not previously disclosed or known, which the Administrative Agent determines could have a Material Adverse Effect;

(g)

delivery of a certificate from a senior officer of each Credit Party in the form of Exhibit “D”: (i) attaching true copies of (A) the constating documents and by- laws including all amendments thereto, if any, (B) all resolutions of the board of directors or shareholders, as the case may be, approving the borrowing and other matters contemplated by this Agreement and the other Credit Documents to which it is a party and (C) a list of the officers and directors authorized to sign agreements together with their specimen signatures and (ii) certifying that all necessary permits and licenses relating to the operation of, and production at, the San Francisco Mine have been obtained and none have been rescinded, cancelled or otherwise terminated in any respect;

(h)

delivery of a certificate of status, compliance or like certificate with respect to each of the Credit Parties issued by the appropriate Governmental Entity of the jurisdiction of its incorporation and of each jurisdiction in which it owns any material assets or carries on any material business;

(i)	delivery of a solvency certificate from the chief financial officer of the Borrower in the form of Exhibit “C”;

(j)

each of the Credit Documents specified in Section 2.10 have been duly executed and delivered by each Credit Party thereto and is in full force and effect enforceable against such parties thereto in accordance with its respective terms;

(k)

evidence of registration or other perfection of the Security under the Security Documents in such jurisdictions as the Administrative Agent may require to ensure that such Security creates legal, valid, binding, enforceable and first- priority security interests in the assets to which such Security relates, enforceable against third parties, trustees in bankruptcy and similar officials;

(l)

delivery of all discharges, subordination agreements, waivers and confirmations as may be required to ensure that all obligations under the Credit Documents are secured by first priority Liens on the property and assets of each Credit Party with such exceptions as are permitted pursuant to this Agreement or any of the other Credit Documents;

(m)

delivery of favourable opinions of counsel to each Credit Party, in customary form and addressing customary matters, addressed to the Administrative Agent, the Lenders and Administrative Agent’s Counsel;

(n)	evidence showing the Administrative Agent (on behalf of the Finance Parties) as loss payee and additional insured on each Credit Party’s insurance policies;

(o)

all Fees and other amounts then payable under the Credit Documents and any and all reasonable costs, expenses and disbursements (including, without limitation, all legal fees and expenses) incurred by the Administrative Agent or any Lender in connection with the negotiation, preparation, execution and delivery of the Credit Documents and any due diligence or other matters relating to any of the transactions contemplated in any of the Credit Documents have been paid in full;

(p)

evidence of repayment in full of all the Notes and evidence that the Note Indenture, each of the Notes and all guarantees and all Liens (and all other documents, instruments, registrations, filings and similar evidence) relating thereto have been or will, simultaneously with such Advance, have been indefeasibly, fully and unconditionally terminated, discharged and released and none of the Credit Parties has any obligation or liability in relation thereto;

(q)

receipt of all Authorizations which the Administrative Agent may require, including, all approvals from the Exchange in relation to the transactions contemplated by this Agreement and/or the other Credit Documents;

(r)	the Borrower has issued 193,237 Common Shares to the Original Lender as duly paid and non assessable shares, as payment of the working capital facility bonus; and

(s)	the Borrower has issued 108,696 Common Shares to the Original Lender as duly paid and non assessable shares, as payment of the standby facility break fee.

Section 4.2	Further Conditions Precedent.

(1)

The obligation of each Lender to make any Advance is subject to fulfilment of the following conditions at the time of any Borrowing Notice and the related Advance (in each case, in form and substance satisfactory to the Administrative Agent, acting reasonably):

(a)	if such Advance is under Facility A:

(i)	no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of the Advance or Borrowing Notice;

(ii)	the Advance will not violate any Applicable Law;

(iii)	no order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lenders from making an Advance;

(iv)

there is not pending or threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Credit Party or any property of any Credit Party that has not been disclosed to the Administrative Agent by the Borrower in writing, and nothing has occurred and there has been no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration that, in the opinion of the Administrative Agent, could reasonably be expected to have a Material Adverse Effect;

(v)

each of the representations and warranties of the Borrower contained in Article 5 and of the Credit Parties contained in any other Credit Document are true and correct on the date of the Borrowing Notice relating to such Advance and on the date of such Advance as if such representations and warranties were made on each such date;

(vi)

each of the terms and conditions to such Advance contained in this Agreement shall have been fully complied with (including delivery to the Administrative Agent of a properly completed Borrowing Notice);

(vii)	unless already delivered on the same day pursuant to Section 4.1, delivery of a solvency certificate from the chief financial officer of the Borrower in the form of Exhibit “C”;

(viii)

unless already delivered on the same day pursuant to Section 4.1, delivery of a certificate of status, compliance or like certificate with respect to each Credit Party issued by the appropriate Governmental Entity of the jurisdiction of its incorporation and of each jurisdiction in which it owns any assets or carries on any business;

(ix)

a promissory note in the form of Exhibit “E” has been duly executed and delivered by the Borrower in an amount equal to the amount of the Advance and is in full force and effect enforceable against the Borrower in accordance with its terms;

(x)

there has not occurred any change of circumstance or event since the date hereof, nor has the Administrative Agent or any Lender become aware of any facts not previously disclosed or known, which the Administrative Agent or any Lender reasonably determines could have a Material Adverse Effect; and

(xi)	all Fees and other amounts then payable under the Credit Documents have been paid in full;

(b)	if such Advance is under Facility B:

(i)	no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of the Advance or Borrowing Notice;

(ii)	the Advance will not violate any Applicable Law;

(iii)	no order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lenders from making an Advance;

(iv)

there is not pending or threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Credit Party or any property of any Credit Party that has not been disclosed to the Administrative Agent by the Borrower in writing, and nothing has occurred and there has been no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration that, in the opinion of the Administrative Agent, could reasonably be expected to have a Material Adverse Effect;

(v)

each of the representations and warranties of the Borrower contained in Article 5 and of the Credit Parties contained in any other Credit Document are true and correct on the date of the Borrowing Notice relating to such Advance and on the date of such Advance as if such representations and warranties were made on each such date;

(vi)

each of the terms and conditions to such Advance contained in this Agreement shall have been fully complied with (including delivery to the Administrative Agent of a properly completed Borrowing Notice);

(vii)	unless already delivered on the same day pursuant to Section 4.1, delivery of a solvency certificate from the chief financial officer of the Borrower in the form of Exhibit “C”;

(viii)

unless already delivered on the same day pursuant to Section 4.1, delivery of a certificate of status, compliance or like certificate with respect to each Credit Party issued by the appropriate Governmental Entity of the jurisdiction of its incorporation and of each jurisdiction in which it owns any assets or carries on any business;

(ix)

a promissory note in the form of Exhibit “E” has been duly executed and delivered by the Borrower in an amount equal to the amount of the Advance and is in full force and effect enforceable against the Borrower in accordance with its terms;

(x)

there has not occurred any change of circumstance or event since the date of this Agreement, nor has the Administrative Agent or any Lender become aware of any facts not previously disclosed or known, which the Administrative Agent or any Lender reasonably determines could have a Material Adverse Effect; and

(xi)	all Fees and other amounts then payable under the Credit Documents have been paid in full.

(2)

Each of the giving of any Borrowing Notice by the Borrower and the acceptance by the Borrower of any Advance shall be deemed to constitute a representation and warranty by the Borrower that, on the date of such Borrowing Notice or Advance, as the case may be, and after giving effect to it and to the application of any proceeds from it, the statements set forth in Section 4.1, Section 4.2(1)(a) and Section 4.2(1)(b) have been satisfied.

Section 4.3	No Waiver.

The making of an Advance or otherwise giving effect to any Borrowing Notice, without the fulfilment of one or more conditions set forth in Section 4.1 or Section 4.2, shall not constitute a waiver of any condition and the Administrative Agent and the Lenders reserve the right to require fulfilment of such condition in connection with any subsequent Borrowing Notice or Advance.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

Section 5.1	Representations and Warranties.

The Borrower represents and warrants to the Administrative Agent and each Lender, acknowledging and confirming that the Administrative Agent and each Lender are relying on such representations and warranties without independent inquiry in entering into this Agreement and providing Advances that:

(a)

Incorporation, Qualification and Corporate Power. The Borrower and each Subsidiary has been duly incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its property and assets, no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up.

(b)

Extra-provincial Registration. The Borrower and each Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all Applicable Laws.

(c)

Conflict and Consents. None of the execution and delivery of any Credit Document, the compliance by the Borrower or any Subsidiary with the provisions of any Credit Document to which it is a party or the consummation of the transactions contemplated herein and therein, for the consideration and upon the terms and conditions as set forth herein and therein, do or will (i) require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except such as have been obtained; or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Borrower or any Subsidiary is a party or by which any of them or any of their properties or assets thereof is bound, or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the articles or by-laws of the Borrower or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Borrower or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Borrower or any Subsidiary or any of the properties or assets thereof which could have a Material Adverse Effect.

(d)

Corporate Action, Governmental Approvals, etc. The Borrower and each of the Subsidiaries has full corporate power and authority to enter into each Credit Document to which it is a party and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereunder and the Borrower and each of the Subsidiaries has taken all necessary corporate action to authorize the creation, execution, delivery and performance of each Credit Document to which it is a party and to observe and perform their respective obligations in accordance with the provisions hereof and thereof.

(e)

Execution and Binding Obligation. Each Credit Document has been authorized, executed and delivered by the Borrower and/or each Subsidiary which is a party thereto and constitutes a valid and legally binding obligation enforceable against it in accordance with its terms.

(f)

Authorizations and Registrations. The Borrower and each of the Subsidiaries is in compliance with the requirements of all Authorizations and registrations it holds and there are no investigations or proceedings existing, pending or, to the Borrower's knowledge, after due enquiry, threatened which could result in the revocation, cancellation, suspension or any adverse modification of any of such Authorizations and registrations.

(g)

No Defaults. Neither the Borrower nor any of the Subsidiaries is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Borrower or any of the Subsidiaries is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a Material Adverse Effect.

(h)	Material Contracts. Neither the Borrower nor any Subsidiary is a party to or bound by any Material Contract other than as disclosed in Schedule 5.1(h).

(i)

Contracts and Actions. Neither the Borrower nor any of the Subsidiaries is in violation of any term of the articles or by-laws thereof. Neither the Borrower nor any of the Subsidiaries is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any Material Adverse Effect, and neither the Borrower nor any of the Subsidiaries is in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Borrower after due inquiry, threatened which, either in any case or in the aggregate, might result in any Material Adverse Effect or in any material liability on the part of the Borrower or any of the Subsidiaries or which places, or could place, in question the validity or enforceability of any Credit Document, or any document or instrument delivered, or to be delivered, by the Borrower or a Subsidiary pursuant hereto or thereto.

(j)

Property. Except as contemplated by this Agreement or as qualified in Schedule 5.1(j), the Borrower and the Subsidiaries are the beneficial owners of the properties, business and assets or the interests in the properties, business or assets referred to in their books and records, all agreements by which the Borrower or any of the Subsidiaries holds an interest in property, business or assets are in good standing according to their terms and the properties by which the Borrower or any of the Subsidiaries holds an interest are in good standing under Applicable Law, of the jurisdictions in which they are situated. None of the Borrower or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of: (i) the purchase of any property material to the Borrower or any Subsidiary or assets or any interest therein or the sale, transfer or other disposition of any property material to the Borrower or any Subsidiary or assets or any interest therein currently owned, directly or indirectly, by the Borrower or any Subsidiary whether by asset sale, transfer of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Borrower or any Subsidiary or otherwise) of the Borrower or any Subsidiary.

(k)

Leased Properties. With respect to the Leased Properties, Molimentales occupies the Leased Properties and has the exclusive right to occupy and use the Leased Properties and each of the Leases is in good standing and in full force and effect.

(l)

Mining Title. Other than as set out in Schedule 5.1(l), applying customary standards in the Canadian mining industry, each of Molimentales and Minera Aurea has sufficient title, clear of any title defect or encumbrance, to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by Molimentales or Minera Aurea (as the case may be) necessary to permit the operation of its business as presently owned and conducted. Each of Molimentales and Minera Aurea (as the case may be) holds all mineral rights required to continue its business and operations as currently conducted and as proposed to be conducted as set forth in Schedule 5.1(l). All mineral rights held by Molimentales or Minera Aurea (as the case may be) are free and clear of all Liens and royalty burdens, and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business.

(m)

Work Orders. There are no outstanding work orders relating to any of the Subject Properties from or required by any Governmental Entity, nor does the Borrower or any Subsidiary have notice of any possible impending or future work order, that in either case, could reasonably be expected to have a Material Adverse Effect.

(n)

Expropriation. No part of any of the Subject Properties or the Buildings and Fixtures located on the Subject Properties has been taken or expropriated by any Governmental Entity, no written notice or proceeding in respect of an expropriation has been given or commenced nor is the Borrower aware of any intent or proposal to give any such notice or commence any proceedings, that in any case, could reasonably be expected to have a Material Adverse Effect.

(o)

Encroachments. The Buildings and Fixtures located at each of the Subject Properties are located entirely within such Subject Property and are in material conformity with set-back and coverage requirements of all applicable Governmental Entities. There are no encroachments upon any of the Subject Properties that could reasonably be expected to have a Material Adverse Effect.

(p)

Compliance with Laws. The Borrower and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on business and possesses all material Authorizations issued by the appropriate Governmental Entity necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such Authorizations and with all Applicable Laws material to the operations, and neither the Borrower nor any of the Subsidiaries has received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization, which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially and adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Borrower or any of the Subsidiaries.

(q)

Employment Matters. The Borrower and each Subsidiary is in compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non- compliance with such laws could not reasonably be expected to have a Material Adverse Effect, and has not and is not engaged in any unfair labour practice. The execution of this Agreement and the consummation of the transactions contemplated in this Agreement will not trigger the rights of any employee of the Borrower or any of the Subsidiaries under the terms of any employment agreement, option agreement or option plan or any other compensation arrangement with the Borrower or any of the Subsidiaries, including but not limited to the right to terminate employment or exercise a “change of control” provision.

(r)

Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Borrower and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Borrower or have a Material Adverse Effect. Except as disclosed in Schedule 5.1(r), all tax returns, declarations, remittances and filings required to be filed by the Borrower and the Subsidiaries have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where such failure would not constitute an adverse material fact in respect of the Borrower or have a Material Adverse Effect. To the best of the knowledge of the Borrower, no examination of any tax return of the Borrower or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Borrower or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Borrower or have a Material Adverse Effect.

(s)

Environmental Compliance. (i) Neither the Borrower nor any of the Subsidiaries is in violation of any Environmental Laws, or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials; (ii) the Borrower and each of the Subsidiaries have all Authorizations required under any applicable Environmental Laws and the Borrower and each of the Subsidiaries is in material compliance with such permits, authorizations and approvals; (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Borrower or any of the Subsidiaries; and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private parry or governmental body or agency, against or affecting the Borrower or any of the Subsidiaries relating to any Environmental Laws.

(t)	Corporate Structure.

(i)

The only Subsidiaries of the Borrower are (i) Timmins Mexico, and the Borrower holds all outstanding shares in the capital of such Subsidiary other than one share held by Bruce Bragagnolo; (ii) Molimentales, and Timmins Mexico holds all outstanding shares in the capital of such Subsidiary other than one share held by Arturo Bonillas Zapeda; (iii) Newstrike, and the Borrower holds all outstanding shares in the capital of such Subsidiary; (iv) Aurea Mining, and Newstrike holds all outstanding shares in the capital of such Subsidiary and (v) Minera Aurea, and Aurea Mining holds all outstanding shares in the capital of such Subsidiary other than one share held by Molimentales.

(ii)

The Borrower is authorized to issue an unlimited number of common shares, of which 315,375,530 common shares are issued and outstanding as fully paid and non assessable shares and an unlimited number of convertible preference shares without par value of which none are currently outstanding.

(iii)

No person, firm or company has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement, for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Borrower or any Subsidiary except for 10,000,000 warrants outstanding and 21,465,500 stock options outstanding under the Borrower’s stock option plan in effect.

(u)

Financial Statements. The financial statements of the Borrower furnished to the Administrative Agent and the Lender or filed with any securities commission, have all been prepared in accordance with IFRS and present fully, fairly and correctly in all material respects, the financial conditions of the Borrower as at the dates thereof and the results of the operations and the changes in the financial position of the Borrower for the periods then ended, and reflect accurately and adequately the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Borrower as of the date thereof, and no adverse material changes in the financial position of the Borrower have taken place since the date thereof.

(v)

Indebtedness. Neither the Borrower nor any Subsidiary has any Indebtedness save and except for Permitted Indebtedness. There exists no default (howsoever described) under any provision of any instrument evidencing any Indebtedness or of any agreement relating thereto.

(w)	Loans. Except as qualified in Schedule 5.1(w), the Borrower has not made any loans to or guaranteed the obligations of any Person.

(x)

No Litigation. There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Borrower after due inquiry, threatened against or adversely affecting the Borrower or any of the Subsidiaries or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or other Governmental Entity, domestic or foreign, which may in any way have a Material Adverse Effect and neither the Borrower nor any of the Subsidiaries is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Entities, which, either separately or in the aggregate, may result in a Material Adverse Effect.

(y)

Insolvency. Neither the Borrower nor any of the Subsidiaries has committed an act of bankruptcy or is insolvent, proposed a compromise or arrangement to their respective creditors generally, had a petition or a receiving order in bankruptcy filed against any of them, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have any of them declared bankrupt or wound-up, taken any proceedings to have a receiver appointed for any of their respective property or had any execution or distress become enforceable or become levied upon any of their respective property.

(z)

No Liabilities. Except as reflected or reserved against in the balance sheet of the September 30, 2015 financial statements of the Borrower, neither the Borrower nor any Subsidiary has any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) except for current liabilities incurred in the ordinary course since September 30, 2015 described in writing to each of the Finance Parties prior to the date of this Agreement.

(aa)	Authorized Representatives. The only authorized representatives of each of Timmins Mexico, Molimentales and Minera Aurea are Arturo Bonillas Zepeda, Miguel Bonilla Meza and Laura Diaz.

(bb)

Disclosure. All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Borrower or any of the Subsidiaries or any member thereof provided by the Borrower or any of its advisors to the Administrative Agent or the Lenders is true, accurate and complete in all material respects.

(cc)

Auditors: The Borrower’s auditors are independent public accountants and have participant status with the Canadian Public Accountability Board as required under Applicable Securities Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Borrower and the Borrower’s auditors.

(dd)

Related Transactions. Other than as set out in Schedule 5.1(dd), to the best knowledge of the Borrower, none of the directors, officers or employees of the Borrower or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Borrower or its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Borrower.

(ee)

Insurance. The assets of the Borrower and its subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Borrower has not failed to promptly give any notice of any material claim thereunder.

(ff)

Property Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Borrower or any of the Subsidiaries holds the property and assets thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms and neither the Borrower nor any of the Subsidiaries is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged.

(gg)

Technical Reports. The information including the mineral reserve, resource and other information set forth in the following reports (i) “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico” dated November 30, 2010, (ii) “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to the Borrower on January 28, 2015, with an effective date as of May 7, 2012, (iii) “NI 43-101 Technical Report - Caballo Blanco Project Resource Update at the La Paila Zone” dated February 10, 2012 (effective date February 7, 2012), (iv) “Ana Paula Project Preliminary Economic Assessment” dated October 29, 2014 (effective date August 8, 2014) and (v) “Newstrike Capital Inc. Ana Paula Project Technical Report and Initial Resource Estimate” dated February 26, 2013, has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified to current industry standards and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and, to the best of the Borrower’s knowledge, there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in Schedule 5.1(gg).

(hh)	Royalty Obligations. Other than as set out in Schedule 5.1(hh), there are no royalty obligations or any other rights to any Mine or any other properties of the Borrower or any of the Subsidiaries.

(ii)

Intellectual Property. The Borrower and each of its Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Borrower and its Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all Liens.

(jj)

Anti-Corruption Laws and Sanctions. Neither the Borrower, its Subsidiaries nor, to the best of the Borrower’s knowledge, any other Person associated with or acting on behalf of the Borrower or its Subsidiaries including, without limitation, any director, officer, agents or employee of the Borrower or the Subsidiaries, has, directly or indirectly, while acting on behalf of the Borrower or the Subsidiaries (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act, as amended, applicable Sanctions or similar legislation; or iv) made any other unlawful payment. Neither the Borrower, its Subsidiaries nor, to the best of the Borrower’s knowledge, any other Person associated with or acting on behalf of the Borrower or any of its Subsidiaries including, without limitation, any director, officer, agent or employee of the Borrower or the Subsidiaries, is a Sanctioned Person.

(kk)

Money Laundering Laws. The operations of the Borrower and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Borrower or any of the Subsidiaries with respect to the Money Laundering Laws is pending, or to the best of the Borrower’s knowledge, threatened.

Section 5.2	Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered to the Administrative Agent and the Lenders shall not merge in or be prejudiced by and shall survive any Advance and shall be made on the date hereof and be deemed repeated as at the last day of each month and shall continue in full force and effect so long as any amounts are owing by the Borrower to the Lenders under this Agreement.

ARTICLE 6
COVENANTS OF THE BORROWER

Section 6.1	Affirmative Covenants

So long as any amount owing under this Agreement remains unpaid or any Lender has any obligation under this Agreement, the Borrower shall do the following:

(a)

Comply with Continuous Disclosure Obligations. It shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation in the Provinces of Canada in which the Borrower is a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) within such prescribed time period. In the event the Borrower is not at any time subject to Applicable Securities Legislation, the Borrower shall continue to provide to the Administrative Agent (with sufficient copies for each of the Lenders), (a) within 120 days after the end of each fiscal year, copies of its annual report and audited annual financial statements, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation in each of the Reporting Jurisdictions. Each of such reports will be prepared in accordance with disclosure requirements of Applicable Securities Legislation of such Reporting Jurisdictions and IFRS.

(b)

Notice of Litigation and Default. Notify the Administrative Agent in writing upon becoming aware of (i) any Default or Event of Default; (ii) any material suit, proceeding or governmental investigation pending or, to the Borrower’s knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to the Borrower, any of the Subsidiaries, any Mine or any of the Secured Assets and (iii) any force majeure event under any document relating to any Mine or any of the Secured Assets.

(c)

Corporate Existence. Except as herein otherwise expressly provided, maintain, and cause each of the Subsidiaries to at all times maintain, its corporate existence, obtain and maintain all Authorizations required or necessary in connection with their respective Businesses, each Mine and/or each of the Secured Assets and to carry on and conduct their respective Businesses in a reasonably proper and efficient manner.

(d)	Compliance with Laws, etc. Comply, and cause each of the Subsidiaries to comply, in all respects, with all Applicable Laws.

(e)	Maintenance of Properties. Maintain, and cause each Subsidiary to maintain, the Secured Assets in good condition in accordance with prudent industry standards.

(f)

Payment of Taxes and Claims. It will, and will ensure that each of the Subsidiaries will, pay and discharge or cause to be paid and discharged, promptly when due, all Taxes imposed upon it or any Subsidiary in respect of any of the Secured Assets or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that it shall not be required to pay or cause to be paid any such Taxes if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted.

(g)

Keeping of Books. It will, and will cause each of the Subsidiaries to, keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all dealings and transactions in relation to their respective Businesses in accordance with IFRS, and at all reasonable times furnish or cause to be furnished to the Administrative Agent such information relating to their respective operations as the Administrative Agent may reasonably request and such books of account shall be open for inspection by the Administrative Agent upon reasonable request.

(h)	Rights of Inspection.

(i)

At any time after a Default or Event of Default, permit any employee, officer, agent or other representative of the Administrative Agent and/or any of the Lenders, at the expense of the Borrower, to examine and make copies of any abstracts from the records and books of account of the Borrower or any Subsidiary and to discuss any of the Affairs of the Borrower or any Subsidiary with any of its directors, officers, employees, agents, representatives or auditors. At any time and from time to time, to a maximum of one inspection per month (provided that such limit shall not apply after a Default or an Event of Default), upon request of the Administrative Agent, permit an independent technical engineer selected by the Administrative Agent, any employee, officer, agent or other representative of the Administrative Agent, at the expense of the Borrower, to inspect any Mine and the Business and discuss any of the Affairs of the Borrower or any Subsidiary with any of the personnel of the Borrower or any Subsidiary and third party contractors.

(ii)

The Borrower shall, on a bi-weekly basis, on the first Business Day of each second week, inform the Administrative Agent of all its efforts to generate funds required to (re)pay all Outstandings on or before the Repayment Date, all in such detail as the Administrative Agent may reasonably require from time to time.

(i)

Maintenance of Insurance. It will, and will cause each of the Subsidiaries, to: (i) maintain policies of insurance with responsible carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary (as the case may be) operate, and add the Administrative Agent as loss payee and a named insured under the policies of Molimentales and any other Credit Party as the Administrative Agent may request in connection with the Secured Assets; and (ii) on an annual basis and/or at any other time, promptly at the request of the Administrative Agent, deliver to the Administrative Agent all certificates and reports prepared in connection with such insurance.

(j)	Authorizations. It will, and will ensure that each of the Subsidiaries will, obtain and maintain all required Authorizations for development and operation of, and production at, each Mine.

(k)

Perfection and Protection of Security. It will, and will ensure that each of the Subsidiaries will, cause all necessary and proper steps to be taken diligently to protect and defend the Secured Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand.

(l)

Security. It will, and will cause each of the Subsidiaries to, ensure that each of the Security Documents will at all times constitute valid and, upon registration in the appropriate registry, perfected first ranking security interest on all the Secured Assets (subject to Permitted Encumbrances), and will at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security as perfected first ranking security over the Secured Assets.

(m)

Further Assurances. It will, and will cause each of the Subsidiaries to, duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in each Credit Document to which it is a party. Additionally, the Borrower shall, and shall ensure that each of its Subsidiaries shall, from time to time, as may be reasonably required by the Administrative Agent, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement.

(n)	Payment. It will duly and punctually pay or cause to be paid all amounts payable hereunder to each Finance Party, on the dates, at the places, in the currency and in the manner mentioned herein.

(o)

Share Ownership. It will at all times own, beneficially and of record, directly or indirectly, (i) 100% of the shares in Timmins Mexico (with the exception of one such share in Timmins Mexico which is held directly, beneficially and of record by Bruce Bragagnolo); (ii) Timmins Mexico will at all times own, beneficially and of record, directly 100% of the shares in Molimentales (with the exception of one such share in Molimentales which is held directly, beneficially and of record by Arturo Bonillas Zapeda); (iii) 100% of the shares in Newstrike, (iv) Newstrike will at all times own, beneficially and of record, directly 100% of the shares in Aurea Mining and (v) Aurea Mining will at all times own, beneficially and of record, directly 100% of the shares in Minera Aurea (with the exception of one such share which is held directly, beneficially and of record by Molimentales). In relation to each Subsidiary, there shall at all times only be one class of shares outstanding with all the rights and entitlements attaching to such shares being the same.

(p)

Private Issuer. In the event that the Borrower begins filing with the U.S. Securities and Exchange Commission as a Foreign Private Issuer, the Borrower will promptly deliver to the Administrative Agent a certificate of the Borrower certifying such “reporting issuer” status and other information as the Administrative Agent may require at such given time including the Central Index Key (as such term is defined in the Securities Exchange Act of 1934) that has been assigned for filing purposes.

(q)

Mines. It will, and will cause each of the Subsidiaries to, diligently and continuously proceed with the development of each Mine (other than the San Francisco Mine). The Borrower shall continue leaching operations at the San Francisco Mine in a manner consistent with the current leaching operations at the San Francisco Mine (as described to the Lenders) but shall not be required to continue mining operations at the San Francisco Mine.

(r)

Common Shares. It shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the Exchange and to maintain its status as a “reporting issuer”, or the equivalent thereof not in default of the requirements of the Applicable Securities Legislation of each of the Reporting Jurisdictions.

(s)	Information.

(i)

The Borrower shall provide the following information (in form and substance satisfactory to the Lenders, in their sole and absolute discretion) to the Lenders on every Tuesday of every week in respect of the immediately preceding week:

(A)	mining statistics (ore tonnes mined, ore grade mined, waste mined, contained ounces in mined ore);

(B)	processing statistics (ore processed, ounces produced, recovery);

(C)	commentary on where the gold produced is coming from (i.e. the source of the gold such as primary ore sent to pads, stockpiled ore under leach, re-processing activity and similar matters);

(D)	sales statistics (ounces sold, price achieved);

(E)	San Francisco Mine cashflows (revenues, payments, expenditures, accounts receivable, accounts payable and similar matters);

(F)	inventories;

(G)	cash balances (unrestricted and restricted reported separately); and

(H)	other cashflows (financing payments, mill disassembly and transportation, Caballo Blanco expenditures, Ana Paula expenditures).

(ii)

On or prior to the 15th day of each month, the Borrower shall provide to the Administrative Agent (in each case, in form and substance satisfactory to the Lenders, in their sole and absolute discretion) (A) an up-to-date three-month mine plan and cash flow forecast in relation to the San Francisco Mine and (B) a list of aged payables and receivables as at the last day of the immediately preceding month.

(iii)

The Borrower shall provide to the Administrative Agent a true and complete copy of the agenda and all materials and other information provided to the Directors in connection with any meeting of the Borrower's board of Directors (in person or by telephone conference) at the same time as such agenda, materials and other information are distributed to the Directors. Within 24 hours of each meeting of the Borrower's board of Directors (in person or by telephone conference), the Borrower shall provide to the Administrative Agent an accurate summary of the decisions taken at such meeting.

(iv)

The Borrower shall ensure that on each Business Day the Administrative Agent has access to all financial, land, technical, environmental, health, safety and any other executive employees the Administrative Agent may require (all on terms and conditions satisfactory to the Lenders).

Section 6.2	Negative Covenants.

So long as any amount owing under the Credit Agreement remains unpaid or any Lender or the Administrative Agent has any obligation under this Agreement, the Borrower shall not, and shall ensure that none of the Subsidiaries shall:

(a)	Debt. Directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness except for Permitted Indebtedness.

(b)	Liens. Directly or indirectly create, incur, assume, permit or suffer to exist any Lien against any assets, including, without limitation, any of the Secured Assets, other than Permitted Encumbrances.

(c)	Dissolution, Etc. Enter into or become party or subject to any dissolution, winding-up, reorganization, or similar transaction or proceeding.

(d)

Disposal of Assets Generally. Dispose of any of the Secured Assets, except that it may dispose of any used or surplus equipment, vehicles and other assets which are Secured Assets in the ordinary course of business and on arm’s length terms provided that the fair market value of such equipment, vehicles and/or other assets, when aggregated with the fair market value of all other assets disposed of since the date of this Agreement does not exceed $250,000 in aggregate.

(e)

Payments. Make any prepayment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness, other than any payment of Indebtedness by Molimentales to the Borrower in order to make payments on the Facility Debt.

(f)

Payments re Affiliates. Make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower or any Subsidiary (each, an “Affiliate Transaction”) other than:

(i)

an Affiliate Transaction that, based on a Certificate of the Borrower to that effect, is on terms that are no less favourable than those that would have been obtained in a comparable arm’s length transaction with a person who is not a “related person”, as such term is defined in the Bankruptcy and Insolvency Act (Canada);

(ii)	any payments made by a Subsidiary to the Borrower;

(iii)

the advance by the Borrower of all the proceeds of Facility A to Molimentales and any payment by Molimentales to the Borrower for the sole purpose of the Borrower making payments required under this Agreement;

(iv)	the making of any loan or advance by Timmins Mexico or the Borrower to Molimentales which is fully subordinated to the Facility Debt in form and substance satisfactory to the Administrative Agent; or

(v)	the purchase of shares in Molimentales by the Borrower or Timmins Mexico or the purchase of shares in Timmins Mexico by the Borrower.

(g)

Share Capital. Issue any securities (other than options, warrants and preference shares provided they are not convertible into Indebtedness) other than (i) to the Borrower or to a Credit Party or (ii) Common Shares in the Borrower.

(h)	Distributions. Other than for the purposes of satisfying the Facility Debt, declare or pay any dividends or make any other Distributions.

(i)	Financial Assistance. Provide any Financial Assistance to any Person.

For the purposes of this Section 6.2(i), “Financial Assistance” means any advances, loans or other extensions of credit to any Person.

(j)	Redemption. Purchase, redeem, retire or otherwise acquire for cash any securities (equity or other) of the Borrower or any Subsidiary.

(k)

Subsidiaries and Acquisitions. Save and except for the Subsidiaries in existence as of the date hereof, directly or indirectly, acquire any Person or any shares or securities or a business or undertaking (or, in each case, any interest in any of them) of any Person or incorporate any Person.

(l)	Constating Documents. Amend any of its constating documents if such amendment is or could reasonably be expected to be prejudicial to any of the Finance Parties.

(m)

Change in Business. Engage in the conduct of any business other than the Business as existing on the date hereof or in businesses reasonably related thereto on a basis consistent with the conduct of the Business as conducted on the date hereof.

(n)	Sale-Leaseback. Enter into any sale leaseback, synthetic lease or similar transaction involving any of its assets.

(o)

Other Payments. No Credit Party shall make any payment to any Person in an amount exceeding CAD$50,000 in aggregate, except with the prior written consent of the Administrative Agent, other than any payment to the Administrative Agent on account of the Facility Debt outstanding under this Agreement.

Section 6.3	Financial Covenants.

So long as any amount under the Credit Agreement remains unpaid or any Lender or the Administrative Agent has any obligation under this Agreement, each Credit Party covenants and agrees that:

(a)	Minimum Cash and Cash Equivalents. The sum of Cash and Cash Equivalents shall at all times be more than US$1,000,000.

(b)	Working Capital. The amount of Current Liabilities less the amount of Current Assets shall not at any time be greater than US$2,500,000.

(d)

Testing. By not later than the 2nd Business Day of each week, the Borrower shall provide to the Administrative Agent a certificate of the Chief Financial Officer of the Borrower containing a confirmation/certification (accompanied by sufficient evidence and supporting calculations) showing compliance with paragraph 6.3(a) above as of the last day of the previous week, all in form and substance satisfactory to the Administrative Agent. By not later than the 20th day following the end of each month, the Borrower shall provide to the Administrative Agent a certificate of the Chief Financial Officer of the Borrower containing the detailed computations (accompanied by sufficient supporting data and calculations) showing compliance with the conditions described in paragraph 6.3(b) above as at the last day of such month, all in form and substance satisfactory to the Administrative Agent.

ARTICLE 7
EVENTS OF DEFAULT

Section 7.1	Events of Default.

If any of the following events (each, an “Event of Default”) occurs and is continuing:

(a)	Non-Payment. The Borrower fails to pay any amount of the Outstandings, any interest or any Fees when such amount, interest or Fees become due and payable;

(b)

Misrepresentation. Any representation or warranty or certification made or deemed to be made by the Borrower or any Subsidiary in any Credit Document shall prove to have been incorrect or misleading in any material respect as at the date on which it was made and, if the circumstances giving rise to the incorrect or misleading misrepresentation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct and not misleading), the representation or warranty remains incorrect or misleading at the end of a period of ten (10) days from the date the Borrower or such Subsidiary becomes aware of such incorrect or misleading representation, warranty or certification;

(c)	Breach of Negative Covenants. The Borrower or any Subsidiary fails to perform, observe or comply with any of the covenants or conditions contained in Section 6.2 or Section 6.3 of this Agreement;

(d)

Breach of Other Covenants. The Borrower or any Subsidiary fails to perform, observe or comply with any covenants or conditions contained in any Credit Document (other than the covenants and conditions contained in Section 6.2 or Section 6.3 hereof) and, with respect to such covenants or conditions which are capable of rectification, if such failure continues for a period of fourteen (14) days after notice in writing has been given to the Borrower specifying such failure and requiring the Borrower or the Subsidiary to rectify the same;

(e)

Cross-Default. The Borrower or any Subsidiary fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $1,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or obligation; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness or obligation, if its effect is to accelerate or permit the acceleration of, such Indebtedness or obligation; or any such Indebtedness or obligation shall be, or may be, declared to be due and payable prior to its stated maturity;

(f)

Judgments. A final judgment or decree for the payment of money in excess of $1,000,000, individually or $2,000,000 on a cumulative basis, is rendered against the Borrower and/or any Subsidiary by a court having jurisdiction and within a period of fourteen (14) days thereafter such judgment or decree shall not have been and remain satisfied, vacated or discharged or stayed pending appeal within the applicable appeal period;

(g)

Insolvency. The Borrower or any Subsidiary (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 14 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(h)

Guarantee/Security Imperilled. Any one or more of the Security Documents ceases to be in full force and effect or to constitute a valid and perfected first- priority Lien upon all the Secured Assets it purports to charge or encumber, in favour of any Finance Party;

(i)	Material Adverse Effect. The occurrence of any Material Adverse Effect; or

(j)

Credit Documents. If this Agreement or any other Credit Document shall for any reason, or is claimed by the Borrower or any Subsidiary to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Borrower or the applicable Subsidiary;

then the obligation of the Lenders to make any further Advance shall immediately terminate and the Administrative Agent may, and shall at the request of any Lender, declare the Outstandings, all accrued interest and Fees and all other amounts payable under this Agreement to be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower.

Section 7.2	Remedies Upon Default.

(1)

Upon a declaration that the Outstandings are immediately due and payable pursuant to Section 7.1, the Administrative Agent shall at the request of, or may with the consent of, any Lender, commence such legal action or proceedings as such Lender or Lenders, as applicable, in its or their sole discretion, deem expedient, including, the commencement of enforcement proceedings under the Credit Documents all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by the Borrower.

(2)

The rights and remedies of the Administrative Agent and the Lenders under the Credit Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies. Nothing contained in the Credit Documents with respect to the indebtedness or liability of the Borrower to the Administrative Agent and the Lenders, nor any act or omission of the Administrative Agent or the Lenders with respect to the Credit Documents or the Security shall in any way prejudice or affect the rights, remedies and powers of the Administrative Agent and the Lenders under the Credit Documents and the Security.

ARTICLE 8
THE ADMINISTRATIVE AGENT AND THE LENDERS

Section 8.1	Authorization and Action.

(1)

Each Finance Party irrevocably appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to it by the terms of this Agreement and to hold the Security, together with all powers reasonably incidental thereto. As to any matters not expressly provided for by this Agreement, the Administrative Agent shall act or refrain from acting (and shall be fully protected in so doing) upon the instructions of the Majority Lenders which instructions shall be binding upon all Lenders. The Administrative Agent shall not be required to take any action which (i) would expose it to personal liability, (ii) is contrary to this Agreement or any Applicable Law, (iii) would require it to become registered to do business in any jurisdiction or (iv) would subject it to taxation.

(2)

The Administrative Agent shall have no duties or obligations other than as set out in this Agreement and there shall not be construed against the Administrative Agent any implied duties (including fiduciary duties), obligations or covenants. The Administrative Agent may execute or perform, and may delegate the execution and performance of, any of its powers, rights, discretions and duties under the Credit Documents through or to any Persons designated by it. References in any Credit Document to the Administrative Agent shall include references to any such Persons.

(3)

The Administrative Agent is not obliged to (i) take or refrain from taking any action or exercise or refrain from exercising any right or discretion under the Credit Documents, or (ii) incur or subject itself to any cost in connection with the Credit Documents, unless it is first specifically indemnified or furnished with security by the Lenders, in form and substance satisfactory to it (which may include further agreements of indemnity or the deposit of funds).

(4)	The Administrative Agent shall promptly deliver to each Lender any notices, reports or other communications contemplated in this Agreement which are intended for the benefit of the Lenders.

Section 8.2	No Liability.

Neither the Administrative Agent nor its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them in their capacity of Administrative Agent in connection with the Credit Documents except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administrative Agent (i) may treat each Lender as the payee of amounts attributable to its Commitment, (ii) may consult with legal counsel (including legal counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in accordance with their advice, (iii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for the form, substance, accuracy or completeness of any Credit Document or any other documents or information made available to the Lenders, (iv) has no duty to inspect the property or assets (including books and records) of the Borrower or any other Person, (v) has no duty to ascertain or inquire as to the existence of a Default or the observance of any of the terms or conditions of the Credit Documents, (vi) is not responsible to any Lender for the execution, enforceability, genuineness, sufficiency or value of any of the Credit Documents, and (vii) shall incur no liability by acting upon any notice, certificate or other instrument believed by it to be genuine and signed or sent by the proper Person.

Section 8.3	Accommodations by Administrative Agent.

The Administrative Agent has the same rights and powers under this Agreement with respect to its Commitment as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent. The term “Lender” or “Lenders” shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with, the Borrower, any of its subsidiaries or any Person who may do business with or own securities of such Persons, all as if it were not the Administrative Agent and without any duty to account to the Lenders.

Section 8.4	Holding of Security; Sharing of Payments, etc.

(1)

The Security shall be held by the Administrative Agent or any Person designated by the Administrative Agent for the rateable benefit of the Finance Parties in accordance with its terms and, except as otherwise expressly provided herein, any proceeds from any realization of the Security shall be applied to the Outstandings to each Lender rateably (whether such Security is held in the name of the Administrative Agent, any other Person or in the name of any one or more of the Lenders and without regard to any priority to which the Lender may otherwise be entitled under Applicable Law).

(2)

Each Lender agrees with the other Lenders that it will not, without the prior consent of the other Lenders, take or obtain any Lien on any properties or assets of any Credit Party to secure the obligations of the Borrower under this Agreement, except for the benefit of all Lenders or as may otherwise be required by Applicable Law.

(3)

If a Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set off or realization of Security) on account of Advances made by it (other than amounts paid pursuant to Section 8.6) in excess of its rateable share of payments obtained by all the Lenders, the Lender shall account to and pay over to the other Lenders their rateable share and shall, upon request, immediately purchase from the other Lenders such participations in the Advances made by the other Lenders as shall be necessary to cause the purchasing Lender to share the excess payment rateably with the other Lenders. If all or any portion of the excess payment is recovered from the purchasing Lender, the purchase price shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of the recovery together with an amount equal to the Lender’s rateable share (according to the proportion that the amount the Lender’s required repayment bears to the total amount recovered from the purchasing Lender) of any interest or other amount paid by the purchasing Lender in respect of the total amount recovered. The Lender purchasing a participation from another Lender pursuant to this Section 8.4 may, to the fullest extent permitted by Applicable Law, exercise all its rights of payment (including any right of set off) with respect to such participation as fully as if the Lender were a direct creditor of the Borrower in the amount of the participation and the Borrower expressly acknowledges the creation of such right.

Section 8.5	Lender Credit Decisions.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

Section 8.6	Indemnification.

Each Lender shall indemnify and save the Administrative Agent harmless (to the extent not otherwise reimbursed by the Borrower) rateably from any claim or loss suffered by, imposed upon or asserted against the Administrative Agent as a result of, or arising out of, the Credit Documents or the Security or any action taken or omitted by the Administrative Agent under, or in connection with the Credit Documents or the Security provided that no Lender shall be liable for any part of such loss resulting from the gross negligence or wilful misconduct of the Administrative Agent in its capacity as agent. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its rateable share of any out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of rights or responsibilities under or in connection with, the Credit Documents and/or the Security (to the extent not otherwise reimbursed by the Borrower).

Section 8.7	Liability of the Lenders inter se.

Each of the Lenders agrees with each of the other Lenders that, except as otherwise expressly provided in this Agreement, none of the Lenders has or shall have any duty or obligation, or shall in any way be liable, to any of the other Lenders in respect of the Credit Documents or any action taken or omitted to be taken in connection with them.

Section 8.8	Successor Agents.

The Administrative Agent may resign at any time by giving written notice to the Lenders and the Borrower, such resignation to be effective upon the appointment of a successor Administrative Agent. Upon notice of any resignation, the Majority Lenders have the right to appoint a successor Administrative Agent. If no successor Administrative Agent is appointed or has accepted the appointment within thirty days after the retiring Administrative Agent’s notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. Upon the acceptance of the appointment by a successor Administrative Agent, the successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent.

ARTICLE 9
MISCELLANEOUS

Section 9.1	Amendments, etc.

(1)

Subject to Section 9.1(2), no amendment or waiver of any provision of any of the Credit Documents, nor consent to any departure by any Credit Party or any other Person from any such provision, is effective unless in writing and approved by the Majority Lenders. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)

Only written amendments, waivers or consents signed by each affected Lender shall (i) increase such Lender’s Commitment, (ii) reduce the principal or amount of, or interest on, any Outstanding or any Fees payable to such Lender, or (iii) postpone any date fixed for any payment to such Lender of principal of, or interest on, any Outstandings or any Fees. The consent of all Lenders will be required to (i) change (y) the percentage of the Commitments, or (z) the number or percentage of Lenders required for the Lenders, or any of them, or the Administrative Agent, to take any action, (ii) permit any termination of any of the Security Documents, (iii) change the definition of Majority Lenders, or (iv) amend this Section 9.1(2).

(3)

Only written amendments, waivers or consents signed by the Administrative Agent in addition to the Majority Lenders, shall affect the rights or duties of the Administrative Agent under the Credit Documents.

Section 9.2	Waiver.

(1)

No failure on the part of a Lender or the Administrative Agent to exercise, and no delay in exercising, any right under any of the Credit Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Credit Documents preclude any other or further exercise of such right or the exercise of any other right.

(2)

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on any, and shall survive each, Advance and, notwithstanding any such Advance or any investigation made by or on behalf of any Party, shall continue in full force and effect. The closing of this transaction shall not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

Section 9.3	Evidence of Indebtedness and Borrowing Notices.

(1)

The indebtedness of the Borrower resulting from Advances shall be evidenced by the records of the Lenders (or the Administrative Agent acting on behalf of the Lenders) which shall constitute prima facie evidence of such indebtedness absent manifest error, provided however that the Lender or the Administrative Agent shall covenant to keep accurate books and records of such indebtedness.

(2)

Prior to the receipt of any Borrowing Notice, the Administrative Agent may act on the basis of a notice by telephone (containing the same information as would be contained in the Borrowing Notice) believed by it to be from an authorized person representing the Borrower. In the event of a conflict between the Administrative Agent’s record of any Advance and the Borrowing Notice, the Administrative Agent’s record shall prevail, absent manifest error.

Section 9.4	Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)	to the Borrower at:

Suite 520-609 Granville Street
Vancouver, British Columbia
V7Y 1G5
Canada

Attention:	Chief Executive Officer
Facsimile:	604 682 4009
Email:	Marck.Backens@timminsgold.com

(b)	to the Administrative Agent or the Lenders at:

Sprott Resource Lending Partnership
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750
Toronto, Ontario
Canada

Attention:	Chief Executive Officer
Facsimile:	416 977 7333

and, if to any other Lenders, to them at the addresses shown on the signature pages. Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day and (ii) transmitted by facsimile, electronic mail or similar means of recorded communication, on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

Section 9.5	Costs, Expenses and Indemnity.

(1)

The Borrower shall, whether or not the transactions contemplated in this Agreement are completed, indemnify and hold each of the Lenders and the Administrative Agent and each of their respective officers, directors, employees and agents (each an “Indemnified Person”) harmless from, and shall pay to such Indemnified Person promptly (and in any event within five Business Days of demand) any amounts required to compensate the Indemnified Person for, any cost, expense, claim or loss suffered by, imposed on, or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) any of the Credit Documents or any action taken or omitted by any Indemnified Person under or in relation to any of the Credit Documents except to the extent caused by the gross negligence or wilful misconduct of the Indemnified Party; (ii) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, the Credit Documents and any related amendment, waiver or consent, (iii) the exercise of the rights, powers and/or duties of the Administrative Agent and/or the Lenders with respect to the administration of the Credit Facility, the Credit Documents or any transaction contemplated under the Credit Documents, (iv) a default (whether or not constituting a Default or an Event of Default) by the Borrower, (v) any proceedings brought by or against the Indemnified Person, or in which the Indemnified Person otherwise participates, due to its entering into or being a party of any of the Credit Documents, or by reason of its exercising or performing, or causing the exercise or performance of, any right, power or duty under any of the Credit Documents or otherwise in connection with its interest in any Security, whether or not such proceedings are directly related to the enforcement of any Credit Document, except to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person; and (vi) the presence of any Contaminants at, on or under, or the discharge or likely discharge of any Contaminants from, any of the Subject Properties or any of the properties now or previously used by the Credit Parties, or the breach by or non- compliance with any Environmental Law by any mortgagor, owner or lessee of such properties.

(2)

If, with respect to any Finance Party, (i) any change in any law, rule, regulation, judgment or order of general application, or any change in the interpretation or application of such law, rule, regulation, judgment or order, occurring or becoming effective after this date, or (ii) compliance by such Finance Party with any direction, request or requirement (whether or not having the force of law) of any Governmental Entity made or becoming effective after the date, has the effect of causing any loss to such Finance Party or reducing such Finance Party’s rate of return by (w) increasing the cost to such Finance Party of performing its obligations under this Agreement or in respect of any Outstandings (including the costs of maintaining any capital, reserve or special deposit requirements but other than a reduction resulting from a higher rate or from a change in the calculation of income or capital tax relating to such Finance Party’s income or capital in general), (x) requiring such Finance Party to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any Outstandings, (y) reducing any amount payable to such Finance Party under this Agreement or in respect of any Outstandings, (z) causing such Finance Party to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by such Finance Party under this Agreement or in respect of any Outstanding, then such Finance Party may give notice to the Borrower specifying the nature of the event giving rise to the loss and the Borrower may either, (i) on demand, pay such amounts as such Finance Party specifies is necessary to compensate it for any such loss or (ii) if such Finance Party is a Lender and provided no loss has yet been suffered by such Finance Party or the Borrower has paid the compensating amount to such Finance Party, repay the Outstandings and terminate such Lender’s Commitments. A certificate as to the amount of any such loss submitted in good faith by such Finance Party to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(3)

The Borrower shall pay to each Finance Party on demand any amounts required to compensate such Finance Party for any loss suffered or incurred by it as a result of the failure of the Borrower to effect an Advance in the manner and at the time specified in any Borrowing Notice, or the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any loss submitted in good faith by a Finance Party to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(4)

The provisions of this Section 9.5 shall survive the termination of this Agreement and the repayment of all Outstandings. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of any Finance Party or any other Indemnified Person in respect of such Person’s losses for the legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 9.6	Taxes and Other Taxes.

(1)

All payments to the Lenders by any Credit Party under any of the Credit Documents shall be made free and clear of and without deduction or withholding for any and all Taxes imposed by Canada, Mexico or any other relevant jurisdiction (which for greater certainty does not include a jurisdiction in which Taxes are imposed because of an action of a Finance Party) or any political subdivision or taxing authority of it, unless such Taxes are required by Applicable Law to be deducted or withheld. If any Credit Party shall be required by Applicable Law to deduct or withhold any such Taxes from or in respect of any amount payable under any of the Credit Documents (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 9.6(1)), the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) such Credit Party shall make such deductions or withholdings, and (iii) such Credit Party shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Applicable Law.

(2)

The Borrower agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as “Other Taxes”) which arise from any payment made by any Credit Party under any of the Credit Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Credit Documents.

(3)

The Borrower shall indemnify the Lenders and the Administrative Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 9.6) imposed by Canada, Mexico or any other relevant jurisdiction (which for greater certainty does not include a jurisdiction in which Taxes or Other Taxes are imposed because of an action of a Finance Party) that is paid or incurred by the Lenders or the Administrative Agent and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes or Other Taxes, whether or not they were correctly or legally asserted; provided that each Finance Party agrees to promptly repay to the Borrower any amount paid by the Borrower to such Finance Party for Taxes or Other Taxes that are ultimately determined (without any right to appeal) to be incorrectly or not legally assessed. The Borrower will not be required to indemnify a Finance Party for:

(a)

any Taxes or Other Taxes imposed by reason of such Finance Party being connected with Canada, Mexico or any other relevant jurisdiction otherwise than merely by lending money to the Borrower pursuant to this Agreement; or

(b)

any Taxes or Other Taxes to the extent such Taxes or Other Taxes are imposed on or calculated by reference to the net income (excluding any amounts deemed to be included in such Finance Party’s income by virtue of a payment under this Agreement that is not actually received by that Finance Party) of such Finance Party.

Payment under this indemnification shall be made within 10 days from the date the Administrative Agent or the relevant Lender, as the case may be, make written demand for it. A certificate as to the amount of such Taxes or Other Taxes submitted to the Borrower by the Administrative Agent or the relevant Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrower to the Administrative Agent or the relevant Lender, as the case may be.

(4)

The Borrower shall furnish to the Administrative Agent and the Lenders the original or a certified copy of each receipt evidencing payment of Taxes or Other Taxes made by the Borrower within 10 days after the date of any payment of such Taxes or Other Taxes.

(5)

If any Lender is, in its sole opinion, entitled to claim a refund or able to apply for or otherwise take advantage of any tax credit, tax deduction or similar benefit by reason of any withholding or deduction made by the Borrower in respect of a payment made by it under this Agreement, which payment shall have been increased pursuant to Section 9.6(1), then such Lender will use reasonable effort to obtain the refund, credit, deduction or benefit and upon credit or receipt of it will pay to the Borrower, the amount (if any) not exceeding the increased amount paid by the Borrower, as equals the net after-tax value to such Lender of that part of the refund, credit, deduction or benefit as it considers is allocable to such withholding or deduction having regard to all of its dealings giving rise to similar credits, deductions or benefits in relation to the same tax period and to the cost of obtaining the same. Nothing contained in this Section 9.6(5) shall interfere with the right of any Finance Party to arrange its tax affairs in whatever manner it deems fit (in its sole and absolute discretion) and in particular, no Finance Party shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of any deduction or withholding in priority to any other relief, claims, credits or deductions available to it and no Finance Party shall be obligated to disclose to the Borrower any information regarding its tax affairs, tax computations or otherwise.

(6)	The provisions of this Section 9.6 shall survive the termination of the Agreement and the repayment of all Outstandings.

Section 9.7	Successors and Assigns.

(1)

This Agreement shall become effective when executed by the Borrower, the Administrative Agent and each Lender and after that time shall be binding upon and enure to the benefit of the Borrower, the Lenders and the Administrative Agent and their respective successors and permitted assigns.

(2)

The Borrower shall not have the right to assign and/or transfer any of its rights or obligations under any of the Credit Documents without the prior consent of all the Finance Parties, which consent may be unreasonably withheld.

(3)

Without the prior written consent of the Borrower, each Lender may grant participations in all or any part of its interest in the Credit Facility to one or more Persons (each a “Participant”). At any time, any Lender may assign and/or transfer all or any part of its rights and/or obligations under the Credit Facility and/or any of the Credit Documents to one or more Persons (each an “Assignee/Transferee”) without the consent of the Borrower. Any Lender granting a participation shall, unless otherwise expressly provided in this Agreement, act on behalf of all of its Participants in all dealings with the Borrower in respect of the Credit Facility and no Participant shall have any voting or consent rights with respect to any matter requiring such Lender’s consent. In the case of an assignment or transfer, the Assignee/Transferee shall have the same rights and benefits and be subject to the same limitations under the Credit Documents as it would have if it was a Lender.

(4)

The Borrower shall provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Credit Facility as any Lender may reasonably require in connection with any participation, assignment or transfer pursuant to this Section 9.7.

(5)

In the case of an assignment or transfer, the assigning or transferring Lender and the Borrower shall be released from their respective obligations under this Agreement (to the extent of such assignment or transfer) and shall have no liability or obligations to each other to such extent, except in respect of matters arising prior to the assignment or transfer.

(6)

Any assignment, transfer or grant of participation pursuant to this Section 9.7 will not constitute a repayment by the Borrower to the assigning, transferring or granting Lender of any Advance, nor a new Advance to the Borrower by the Lender or by the Assignee/Transferee or Participant, as the case may be, and the parties acknowledge that the Borrower’s obligations with respect to any such Advances will continue and will not constitute new obligations.

(7)

Unless the Agent otherwise agrees and excluding an assignment or transfer to an Affiliate of a Lender, an Assignee/Transferee shall, on the date upon which the relevant assignment or transfer takes effect, pay to the Administrative Agent (for its own account) a fee of $5,000.

(8)

The parties agree that, as at the date hereof, Goldcorp has become a party to the Original Credit Agreement as a Lender. For the avoidance of doubt, and as the Borrower has previously repaid Facility A and all outstanding Fees in respect thereof, the participation of each Lender in the outstanding Facility Debt shall be US$5,111,268.38. The parties hereto confirm that (i) all Facility A Commitments have been cancelled and (ii) none of the Facility Debt that is outstanding under this Agreement relates to Facility A.

Section 9.8	Right of Set-off.

Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of any Credit Party against any and all of the obligations of any Credit Party under any of the Credit Documents, irrespective of whether or not such Lender has made demand under any of the Credit Documents. Each Lender shall promptly notify the Borrower after any set off and application is made by it, provided that the failure to give notice shall not affect the validity of the set off and application. The rights of the Lenders under this Section 9.8 are in addition to any other rights and remedies (including all other rights of set-off) which the Lenders may have.

Section 9.9	Advances by Lenders.

The failure of any Lender to make an Advance shall not relieve any other Lender of its obligations in connection with such Advance, but no Lender is responsible for any other Lender’s failure in respect of an Advance. Unless the Administrative Agent receives notice from any Lender prior to the date of any Advance that such Lender will not make its rateable portion of the Advance available to the Administrative Agent, the Administrative Agent may assume that such Lender has made its portion so available on the date of the Advance and may, in reliance upon such assumption, make a corresponding amount available to the Borrower. If any Lender has not made its rateable portion available to the Administrative Agent, such Lender shall pay the corresponding amount to the Administrative Agent immediately upon demand. If any Lender pays the corresponding amount to the Administrative Agent, the amount so paid shall constitute such Lender’s part of the Advance for purposes of this Agreement. If such Lender does not pay the amount to the Administrative Agent immediately upon demand and such amount has been made available to the Borrower, the Borrower shall pay the corresponding amount to the Administrative Agent immediately upon demand and any amount received and so reimbursed would not and will not constitute an Advance. The Administrative Agent shall also be entitled to recover from such Lender interest on the corresponding amount, for each day from the date the amount was made available to the Borrower until the date it is repaid to the Administrative Agent, at a rate per annum equal to the Administrative Agent’s reasonable cost of funds.

Section 9.10	Rateable Payments.

Unless the Administrative Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make the payment in full, the Administrative Agent may assume that the Borrower has made the payment in full on that date and may, in reliance upon that assumption, distribute to each Lender on the due date an amount equal to the amount then due to the Lender. If the Borrower has not made the payment in full, each Lender shall repay to the Administrative Agent immediately upon demand the amount distributed to it together with interest for each day from the date such amount was distributed to the Lender until the date the Lender repays it to the Administrative Agent, at a rate per annum equal to the Administrative Agent’s reasonable cost of funds.

Section 9.11	Judgment Currency.

(1)

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the Parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.

(2)

The obligations of the Borrower in respect of any sum due in the Original Currency from it to any Lender under any of the Credit Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by such Lender of any sum adjudged to be so due in the Other Currency, such Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to such Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify such Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to such Lender in the Original Currency, such Lender shall remit such excess to the Borrower.

Section 9.12	Interest on Amounts.

Except as may be expressly provided otherwise in this Agreement, all amounts owed by the Borrower to the Administrative Agent and to any of the Lenders, which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the sum of (x) the Interest Rate and (y) 5%.

Section 9.13	Arbitration

(1)	Any matter in dispute hereunder will be determined by a single arbitrator to be appointed by the Parties.

(2)

Any Party may refer any such matter to arbitration by notice to the other Party and, within 10 Business Days after receipt of such notice, the Parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

(3)

If the Parties cannot agree on a single arbitrator as provided in Section 9.13 or if the person appointed is unwilling or unable to act, either Party may submit the matter to arbitration before a single arbitrator in accordance with rules for conciliation and arbitration of the Arbitration Act (British Columbia) (in this section, the “Rules”).

(4)

Except as otherwise specifically provided in this Section 9.13, an arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in Toronto for the purpose of hearing the evidence and representations of the Parties and he or she will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Section 9.13. After hearing any evidence and representations that the Parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the Parties. The decision of the arbitrator will be made within 45 days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The arbitrator’s award will be final and binding upon each of the Parties.

Section 9.14	Governing Law and Waiver of Jury Trial.

(1)	This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)

The Borrower irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the Province of British Columbia sitting in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Agreement and the other Credit Documents to which it is a party. The Borrower irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section 9.14 limits the right of the Administrative Agent to bring proceedings against the Borrower in the courts of any other jurisdiction.

(3)

The Borrower hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Borrower at its address set out in Section 9.4(a). Nothing in this Section 9.14 affects the right of any Finance Party to serve process in any manner permitted by Applicable Law.

(4)

Each of the Parties hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement, the other Credit Documents or the transactions contemplated hereby or thereby. The scope of this waiver is intended to be all-encompassing with respect to any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each of the parties hereto (a) acknowledges that this waiver is a material inducement for the parties to the Credit Documents to enter into a business relationship, that the parties to the Credit Documents have already relied on this waiver in entering into same and the transactions that are the subject thereof, and that they will continue to rely on this waiver in their related future dealings, and (b) further warrants and represents that each has reviewed this waiver with its legal counsel and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, modifications, supplements, extensions, renewals and/or replacements of this Agreement. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

Section 9.15	Counterparts.

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

Execution Copy

IN WITNESS WHEREOF the parties have executed this Credit Agreement.

TIMMINS GOLD CORP.

By:	/s/ Mark Backens
Authorized Signing Officer

By:	/s/ Leslie Kapusianyk
Authorized Signing Officer

Execution Copy

THE LENDERS

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:	/s/ Jim Grosdanis
Authorized Signing Officer

By:	/s/ Andrew Steuter
Authorized Signing Officer

GOLDCORP INC.

By:	/s/: Russel Ball
Authorized Signing Officer

By:	/s/: Anna M. Tudela
Authorized Signing Officer

ADMINISTRATIVE AGENT

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:	/s/ Jim Grosdanis
Authorized Signing Officer

By:	/s/ Andrew Steuter
Authorized Signing Officer

EXHIBIT “A”
FORM OF BORROWING NOTICE

[Date]

SPROTT RESOURCE LENDING PARTNERSHIP,
by its managing partner, Sprott Lending Consulting LP,
by its general partner, Sprott Lending Consulting GP Inc.,
as Administrative Agent (the “Administrative Agent”)
[•]

Attention:	[•]

Dear Sirs:

The undersigned, Timmins Gold Corp. (the “Borrower”), refers to the amended and restated credit agreement dated January [•], 2016 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among, inter alia, the Borrower and the Administrative Agent, and gives you notice pursuant to Section 3.2 of the Credit Agreement that the Borrower requests an Advance under the Credit Agreement, and, in that connection, sets forth below the information relating to the Borrowing (the “Proposed Advance”) as required by Section 3.2 of the Credit Agreement:

1.	The date of the Proposed Advance, being a Business Day, is [•].

2.	The Proposed Advance is under [Facility A/Facility B].

3.	The aggregate amount of the Proposed Advance is [•].

The undersigned hereby confirms that no Default or Event of Default has occurred or is continuing.

Yours truly,

TIMMINS GOLD CORP.

By:
Authorized Signing Officer

EXHIBIT “B”
FORM OF COMPLIANCE CERTIFICATE

[Date]

TO:	SPROTT RESOURCE LENDING PARTNERSHIP, as Administrative Agent (the “Administrative Agent”)

AND TO:	The Lenders party to the Credit Agreement (as defined below)

The undersigned, Timmins Gold Corp. (the “Borrower”), refers to the amended and restated credit agreement dated January [•], 2016 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among, inter alia, the Borrower and the Administrative Agent.

I, the undersigned [Chief Financial Officer] of the Borrower, certify, without personal liability, to the Administrative Agent and the Lenders, that on [date] (the “Determination Date”):

1.     I have read the provisions of the Credit Agreement which are relevant to this certificate and have made such examinations or investigations as are necessary to enable me to express an informed opinion on the matters contained in this certificate.

2.     As at this date:

(a)     There have been no changes to the corporate structure as set out in Section 5.1(x) of the Credit Agreement;

(b)     No Default or Event of Default has occurred and is continuing;

(c)     None of the Credit Parties is in breach of any of the covenants, terms and conditions of any of the Credit Documents;

(d)     The representations and warranties referred to in Article 5 of the Credit Agreement are true and correct as though made on this date;

(e)     The attached financial information is true and correct in all respects; and

(f)     The financial statements delivered pursuant to Section 5.1(z) and/or Section 6.1 have been prepared in accordance with IFRS in effect on the date of such financial statements and the information contained therein is true and correct in all respects, subject only to year end audit adjustments, and present fairly and consistently the results of operations and changes in the financial position of the Credit Parties as of and to this date.

3.     I acknowledge and agree on behalf of the Borrower that this certificate constitutes a “Credit Document” for the purposes of the Credit Agreement.

DATED the • day of •, 20•.

Selected Officer

EXHIBIT “C”
SOLVENCY CERTIFICATE

TIMMINS GOLD CORP.
CERTIFICATE
(Solvency Certificate)

[Date]

TO:	SPROTT RESOURCE LENDING PARTNERSHIP as Administrative Agent (the “Administrative Agent”)

AND TO:	The Lenders party to the Credit Agreement (as defined below)

This Certificate is delivered pursuant to the amended and restated credit agreement dated January [•], 2016 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among, inter alia, the Borrower and the Administrative Agent.

I, the undersigned [Chief Financial Officer] of the Borrower, certify, without personal liability, to the Administrative Agent and the Lenders, in relation to each Credit Party, that on [date] (the “Determination Date”):

(a)     the aggregate of such Credit Party’s property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all its obligations and liabilities, due and accruing due,

(b)     such Credit Party is able to meet its obligations generally as they become due,

(c)     such Credit Party has not ceased paying its current obligations in the ordinary course of business generally as they become due,

(d)     such Credit Party does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature,

(e)     such Credit Party is not engaged, and is not about to engage, in business or a transaction for which its property would constitute an unreasonably small capital, and

(f)     such Credit Party is otherwise solvent under Applicable Law.

DATED the • day of •, 20•.

Selected Officer

EXHIBIT “D”
CERTIFICATE OF OFFICER

TIMMINS GOLD CORP.
CERTIFICATE OF OFFICER

See attached.

TIMMINS GOLD CORP.

OFFICER'S CERTIFICATE

TO: Sprott Resource Lending Partnership

AND TO: Baker & McKenzie LLP

AND TO: Blake, Cassels & Graydon LLP ("**Blakes**")

Confirmation of Security Agreement dated as of January 26, 2016 (the "Confirmation") among the Corporation, the other Credit Parties and the Agent

As of January 26, 2016 the undersigned, a duly appointed officer of Corporation, in such capacity and without personal liability, certifies as follows:

1. I have made, or caused to be made, such examinations or investigations as are, in my opinion, necessary to make the statements contained in this certificate and I have furnished this certificate with the intent that it may relied on by the addressees.

2. The persons whose names are set forth in Exhibit A (the "**Authorized Signatories**") are officers or directors of the Corporation duly elected or appointed to the position or positions set forth opposite their respective names, and the signature of each person appearing opposite his or her name is a true specimen of his or her signature.

3. Attached to this certificate are true and complete copies of:

    (a) the notice of articles and articles of the Corporation that are in effect (the "**Articles**"), as Exhibit B; and

    (b) the written resolution of the directors of the Corporation, signed by all the directors entitled to vote on that resolution at a meeting of directors authorizing, among other things, the execution and delivery of the agreements referred to therein (the "**Authorizing Resolution**"), as Exhibit C.

4. To the knowledge of the undersigned, after due inquiry, there are no agreements or declarations that restrict in whole or in part the powers of the directors to manage or supervise the management of the business and affairs of the Corporation and that are in effect.

50976409.4

Timmins Gold Corp.
Officer's Certificate

5. No proceedings have been taken or are pending to amend, supplement, repeal or cancel the Articles.

6. The directors of the Corporation have not passed any resolution that supersedes or otherwise conflicts with the Authorizing Resolution, which remains in full force and effect and unamended.

7. The Corporation has not received any notice or other communication from any governmental authority or other person indicating that there exists any situation which, unless remedied, could result in the dissolution of the Corporation.

8. The Corporation is not insolvent and no act or proceeding of or against the Corporation has been taken or is pending in connection with the liquidation, winding-up, bankruptcy or reorganization of the Corporation.

10. No order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lenders from entering into the Agreement or the Confirmation.

12. All necessary permits and licenses relating to the operation of, and production at, the San Francisco Mine or the development of the Ana Paula Mine and Caballo Blanco Mine have been obtained and none have been rescinded, cancelled or otherwise terminated in any respect.

16. The Corporation does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay such debts and liabilities as they mature.

50976409.4

18. The Corporation is solvent under Applicable Law.

[signatures on the next following page]

50976409.4

S-1

IN WITNESS WHEREOF the undersigned has executed this certificate as of the date first written above.

By: [signature]
Name: ARTURO BONILLAS
Title: PRESIDENT

Signature Page

Timmins Gold Corp.
Officer's Certificate

EXHIBIT A

AUTHORIZED SIGNATORIES

Name	Title	Specimen Signature
Mark D. Backens	Director	
José Alberto Vizquerra Benavides	Director	
George Brack	Director	
Arturo Bonillas	President	[signature]
Bryan A. Coates	Director	
Anthony Hawkshaw	Director	
Leslie L. Kapusianyk	Secretary	
Stephen Lang	Director	
Luc Lessard	Director	
Paula Rogers	Director	

Timmins Gold Corp.
Officer's Certificate

EXHIBIT A

AUTHORIZED SIGNATORIES

Name	Title	Specimen Signature
Mark D. Backens	Director	
José Alberto Vizquerra Benavides	Director	
George Brack	Director	
Arturo Bonillas	President	
Bryan A. Coates	Director	
Anthony Hawkshaw	Director	
Leslie L. Kapusianyk	Secretary	
Stephen Lang	Director	
Luc Lessard	Director	
Paula Rogers.	Director	

Timmins Gold Corp.
Officer's Certificate

EXHIBIT B

NOTICE OF ARTICLES AND ARTICLES

50976409.4

Timmins Gold Corp.
Officer's Certificate

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0719511

CERTIFICATE OF INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that TIMMINS GOLD CORP. was incorporated under the Business Corporations Act on March 17, 2005, at 03:42 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 17, 2005

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: October 6, 2015 11:43 AM Pacific Time

Incorporation Number: **BC0719511**

Recognition Date and Time: Incorporated on March 17, 2005 03:42 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

TIMMINS GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1900
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 1900
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1900
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 1900
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Rogers, Paula Chizuko

Mailing Address:
4255 PROSPECT ROAD
NORTH VANCOUVER BC V7N 3L6
CANADA

Delivery Address:
4255 PROSPECT ROAD
NORTH VANCOUVER BC V7N 3L6
CANADA

Last Name, First Name, Middle Name:
Lessard, Luc

Mailing Address:
1621, SHEDLEUR STREET
ST-BRUNO QC J3V 6G5
CANADA

Delivery Address:
1621, SHEDLEUR STREET
ST-BRUNO QC J3V 6G5
CANADA

Last Name, First Name, Middle Name:
Coates , Bryan

Mailing Address:
232 PLACE CARTIER
ST.-LAMBERT QC J4R 2V8
CANADA

Delivery Address:
232 PLACE CARTIER
ST.-LAMBERT QC J4R 2V8
CANADA

Last Name, First Name, Middle Name:
Hawkshaw, Anthony

Mailing Address:
802 3055 CAMBIE STREET
VANCOUVER BC V5Z 4N2
CANADA

Delivery Address:
802 3055 CAMBIE STREET
VANCOUVER BC V5Z 4N2
CANADA

Last Name, First Name, Middle Name:
Brack , George

Mailing Address:
1977 DUNSTONE PLACE
NORTH VANCOUVER BC V7H 2M3
CANADA

Delivery Address:
1977 DUNSTONE PLACE
NORTH VANCOUVER BC V7H 2M3
CANADA

Last Name, First Name, Middle Name:
Lang, Stephen A.

Mailing Address:
8025 W. HIGHWAY UU
COLUMBIA MO 65203
UNITED STATES

Delivery Address:
8025 W. HIGHWAY UU
COLUMBIA MO 65203
UNITED STATES

Page: 2 of 3

Last Name, First Name, Middle Name:
Backens, Mark D.

Mailing Address:
1229 SILVERBROOK LN
SPEARFISH SD 57783
UNITED STATES

Delivery Address:
1229 SILVERBROOK LN
SPEARFISH SD 57783
UNITED STATES

Last Name, First Name, Middle Name:
Benavides, José Alberto Vizquerra

Mailing Address:
410 QUEENS QUAY WEST LPH 5
TORONTO ON M5V 3T1
CANADA

Delivery Address:
410 QUEENS QUAY WEST LPH 5
TORONTO ON M5V 3T1
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

September 10, 2008

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Convertible Preference Shares	Without Par Value With Special Rights or Restrictions attached

Page: 3 of 3

TIMMINS GOLD CORP.

I propose to form a company under the *Business Corporations Act* (British Columbia).

I agree to take the number of common shares in the company set opposite my name:

Full name and signature of incorporator	Date of signing	Number of shares being taken by incorporator
BRUCE BRAGAGNOLO	March 21, 2005	One Hundred (100) Common Shares

TIMMINS GOLD CORP.

(the "Company")

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of signing
BRUCE BRAGAGNOLO	March 21, 2005

1

Incorporation number: BC0719511

TIMMINS GOLD CORP.
(the “Company”)

ARTICLES

1.	Interpretation

2.	Shares and Share Certificates

3.	Issue of Shares

4.	Share Registers

5.	Share Transfers

6.	Transmission of Shares

7.	Purchase of Shares

8.	Borrowing Powers

9.	Alterations

10.	Meetings of Shareholders

11.	Proceedings at Meetings of Shareholders

12.	Votes of Shareholders

13.	Directors

14.	Election and Removal of Directors

15.	Alternate Directors

16.	Powers and Duties of Directors

17.	Disclosure of Interest of Directors

18.	Proceedings of Directors

19.	Executive and Other Committees

20.	Officers

i

21.	Indemnification

22.	Dividends and Reserves

23.	Documents, Records and Reports

24.	Notices

25.	Seal

26.	Prohibitions

27.	Special Rights and Restrictions

ii

1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“legal personal representative” means the personal or other legal representative of the shareholder;

(4)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	Shares and Share Certificates

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	Share Registers

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	Share Transfers

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	Transmission of Shares

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.	Purchase of Shares

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	Alterations

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3	Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.	Meetings of Shareholders

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.	Proceedings at Meetings of Shareholders

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether present in person or by proxy.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	Directors

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	Election and Removal of Directors

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or reappointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	Alternate Directors

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re- appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	Powers and Duties of Directors

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	Disclosure of Interest of Directors

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	Proceedings of Directors

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	Executive and Other Committees

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	Officers

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	Indemnification

21.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	Dividends

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.	Accounting Records

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.	Notices

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

24.2	Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.	Seal

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	Prohibitions

26.1	Definitions

In this Article 26:

(1)	“designated ssecurity” means:

(a)	a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27.	Special Rights and Restrictions

27.1	Convertible Preference Shares

The Convertible Preference Shares shall have attached to them the following powers, preferences, rights, qualifications, limitations and restrictions:

(a)

Voting. The holders of the Convertible Preference Shares are entitled to notice of but not to attend or vote at meetings of the holders of the Common Shares except as required by the British Columbia Business Corporations Act.

(b)	Dividends. The Convertible Preference Shares shall not be entitled to the payment of dividends.

(c)

Dissolution. On the liquidation, dissolution, winding-up or other distribution of the assets of the Company among its shareholders, the holders of the Convertible Preference Shares and the holders of the Common Shares shall participate rateably in equal amounts per share, without preference or distinction, in the remaining assets of the Company.

(d)

Conversion. The holders of the Convertible Preference Shares shall have the right at any time to convert, for no consideration, the Convertible Preference Shares into Common Shares of the Company on the basis of one Common Share for each Convertible Preference Share so converted, at any time after receipt of all required shareholder and regulatory approvals to such conversion and before the date which is 10 years (the “Automatic Conversion Date”) from the date of initial issuance of the Convertible Preferences Shares.

(e)

Automatic Conversion. Any Convertible Preference Shares which have not been converted into Common Shares prior to the Automatic Conversion Date, shall be automatically converted into Common Shares by the Company on the first business day after the Automatic Conversion Date.

(f)

Manner of Exercise of Conversion Privilege. The conversation privilege herein provided for may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Convertible Preference Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Convertible Preference Shares which the holder desires to have converted. If less than all of the Convertible Preference Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the number of Convertible Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

(g)

New Certificates on Conversion. On any conversion of Convertible Preference Shares the share certificates for Common Shares of the Company resulting therefrom shall be issued in the name of the registered holder of the Convertible Preference Shares converted or in such name or names as such registered holder may direct in writing (either in the notice herein referred to or otherwise) provided that such registered holder shall pay any applicable security transfer taxes. In either instance the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Convertible Preference Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Company, provided that the Company may waive the requirement for any such guarantee.

(h)

Deemed Conversion. Subject as hereinafter provided, the right of a holder of Convertible Preference Shares to convert the same into Common Shares shall be deemed to have been exercised, and the register holder of the Convertible Preference Shares to be converted (or any Person or Persons in whose name or names any such registered holder of Convertible Preference Shares shall have directed certificates representing Common Shares to be issued) shall be deemed to have become (and at all time on such date to be) a holder of the Common Shares of record of the Company for all purposes on the dare of surrender of one or more certificates duly endorsed representing the Convertible Preference Shares to be converted.

(i)

Subdivision, Consolidation, Reclassification or Changes. If and whenever at any time the outstanding Convertible Preference Shares of the Company or the outstanding Common Shares of the Company shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the basis of conversion then in effect shall be appropriately adjusted and the Convertible Preference Shares shall thereafter be convertible into, upon the exercise of the conversion right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares of the Company that a holder of Convertible Preference Shares would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, the holder been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

(j)

Other Reorganizations. If and whenever at any time there is a capital reorganization of the Company not covered be section (i) or a consolidation or merger or amalgamation of the Company with or into any other company including by way of sale whereby all or substantially all of the Company’s undertaking and assets would become the property of any other company, the Convertible Preference Shares, shall thereafter be convertible into, upon the exercise of the conversion right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares or other securities or property of the Company or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that a holder of Convertible Preference Shares would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

(k)

Notice of Subscription Rights, Stock Dividend, etc. If the Company proposes to issue subscription warrants or other rights to all of the holders of its Common Shares to purchase any share or other securities of the Company, or to pay any stock divided upon its Common Shares or make any distribution (other than cash dividends) to the holders of its Common Shares, the Company shall so notify each registered holder of Convertible Preference Shares by written notice at least 20 days prior to the date fixed by the Company as the record date in connection with the issue of subscription warrants or other rights to purchase shares or other securities, stock dividends or other distribution. Such notice shall set forth the record date fixed as aforesaid and such particulars of such issue or subscription warrants or other rights, stock dividends or other distribution as shall have been fixed and determined at the date on which such notice is given.

(l)

Taxes on Conversion. The issuance of certificates for Common Shares upon the conversion of Convertible Preference Shares will be made without charge to the converting holders of Convertible Preference Shares for any fee or tax in respect of the issuance of such certificates for the Common Shares represented thereby; provided, however, that the Company shall not be required to pay any tax which may be imposed upon the Person or Persons to whom such Common Shares are issued, in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Convertible Preference Shares converted, and the Company shall not be required to issue or deliver such certificate unless the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that the Company has not and will not have any liability in respect of such tax.

(m)	Method of Automatic Conversion. In the case of automatic conversion of the Convertible Preference Shares pursuant to section (e), the Company shall on or after the date so specified for automatic conversion, send by prepaid first class mail, or deliver to each Person who is, on that date specified for automatic conversion, a holder of the Convertible Preference Shares to be converted, a notice in writing confirming the automatic conversion of the Convertible Preference Shares. Such notice shall specify the date of automatic conversion, and the office of the Company at which the holders of the Convertible Preference Shares may present and surrender certificates representing such shares for conversion. On the date specified for automatic conversion the Company shall issue or cause to be issued to or to the order of the holders of the Convertible Preference Shares to be converted, that number of Common Shares of the Company designated in the aforesaid notice of conversion, and shall deliver such Common Shares against delivery and surrender of the certificate or certificates representing the Convertible Preference Shares automatically converted.

EXHIBIT C

AUTHORIZING RESOLUTION

50976409.4

Timmins Gold Corp.
Officer's Certificate

RESOLUTION OF THE DIRECTORS
OF TIMMINS GOLD CORP.
(the “Corporation”)

January 26, 2016

RE:     Amended and restated credit agreement dated as of January 26, 2016 (the “Amended and Restated Credit Agreement”) among the Corporation, as borrower, Sprott Resource Lending Partnership, as administrative agent for the Lenders (as defined below) (the “Agent”) and the lenders from time to time party thereto (the “Lenders”). All capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Amended and Restated Credit Agreement.

WHEREAS:

A.

The Corporation is a party to an amended and restated credit agreement made as of February 2, 2015 between, among others, the Corporation, as borrower, and the Agent, as administrative agent to the lenders thereto (the “Credit Agreement”).

B.

The Corporation has agreed to further amend and restate the Credit Agreement upon the terms and conditions set forth in the Amended and Restated Credit Agreement pursuant to which the Lenders have agreed to extend certain credit facilities to the Corporation.

C.

The directors of the Corporation have reviewed copies of the Documents (as hereinafter defined), drafts of the Documents reflecting their material terms and conditions, a term sheet describing the material terms and conditions of the Documents, or otherwise satisfied themselves as to the terms and conditions of the Documents.

NOW THEREFORE BE IT RESOLVED THAT:

1.	The Corporation execute and deliver the Amended and Restated Credit Agreement with the Agent and the Lenders.

2.

The Corporation execute and deliver a confirmation of security agreement dated as of January 26, 2016 (the “Confirmation”), pursuant to which the Credit Parties have agreed with the Agent that the Credit Documents, as amended, and Security Documents shall remain in full force and effect.

3.

The Amended and Restated Credit Agreement and the Confirmation (the “Documents”) shall be in such form and shall contain such terms and provisions as may be approved by the Authorized Signing Officer (as defined below) executing such Documents, execution and delivery of a Document by an Authorized Signing Officer to be conclusive evidence of this and such Authorized Signing Officer’s approval of such Document such that each Document so executed and delivered shall be a valid and binding obligation of, and shall be enforceable against, the Corporation.

4.

The Documents be signed, under the corporate seal of the Corporation or otherwise, by any one director or officer of the Corporation (an “Authorized Signing Officer”) and notwithstanding any change in any of the persons holding such offices between the time of the actual signing and the delivery of any Document, and notwithstanding that the director or officer signing may not have held office at the date of any Document or at the date of delivery thereof, each Document so signed shall be a valid and binding obligations of, and shall be enforceable against, the Corporation.

50976299.1	Timmins Gold Corp.
Resolution re 2016 Financing

5.

Any Authorized Signing Officer be and is hereby authorized and directed for and on behalf of and in the name of the Corporation to do, sign and execute, under the corporate seal of the Corporation or otherwise, all such other agreements, documents, securities, notes, instruments, certificates, powers of attorney (the “Additional Documents”) and things as in his opinion may be provided for under the Documents, or which may be advisable or necessary, or which may be requested by the Agent, in connection with the foregoing resolutions or in connection with the execution, delivery or registration of, or the performance of any of the Corporation’s obligations under, any of the Documents.

6.

The Corporation is authorized to obtain borrowings and other accommodation under the Amended and Restated Credit Agreement in accordance with the provisions of the Amended and Restated Credit Agreement, to charge its undertaking, property and assets in accordance with the provisions of the Documents and to observe, perform and comply with all of its covenants, duties, liabilities and obligations from time to time under and with respect to the Documents and the Additional Documents.

[signatures on the next following page]

50976299.1	Timmins Gold Corp.
Resolution re 2016 Financing

S-1

The foregoing resolution is hereby consented to by all of the directors of Timmins Gold Corp. pursuant to the Business Corporations Act (British Columbia) as of the date first written above.

/s/ Mark Backens	/s/ Jose Vizqerra
MARK D. BACKENS	JOSÉ ALBERTO VIZQUERRA
BENAVIDES

/s/ George Brack	/s/ Bryan Coates
GEORGE BRACK	BRYAN COATES

/s/ Anthony Hawkshaw	/s/ Stephen Lang
ANTHONY HAWKSHAW	STEPHEN A. LANG

/s/ Luc Lessard	/s/ Paula Rogers
LUC LESSARD	PAULA CHIZUKO ROGERS

Signature page	Timmins Gold Corp.
Resolution re 2016 Financing

SCHEDULE 1.1
MINING RIGHTS

Summary of Mineral Concessions

See attached.

1877538-v1\TORDMS

1

Mineral Concession Name	Title Number	Owner	Area (hectares)	Effective Date	Expire Date
La Mexicana Group					
San Francisco	198971	Molimentales del Noroeste, SA de CV.	48.0000	Friday, February 11, 1994	Wednesday, February 10, 2044
San Francisco Dos	209618	Molimentales del Noroeste, SA de CV.	315.6709	Tuesday, August 03, 1999	Monday, August 02, 2049
San Francisco Cuatro	219301	Molimentales del Noroeste, SA de CV.	5,189.7042	Tuesday, February 25, 2003	Monday, February 24, 2053
llano II	197203	Molimentales del Noroeste, SA de CV.	500.0000	Friday, August 27, 1993	Wednesday, December 18, 2041
Llano III	197202	Molimentales del Noroeste, SA de CV.	500.0000	Friday, August 27, 1993	Wednesday, December 18, 2041
Llano IV	222787	Molimentales del Noroeste, SA de CV.	500.0000	Tuesday, August 31, 2004	Sunday, August 30, 2054
La Mexicana	191137	Molimentales del Noroeste, SA de CV.	10.0000	Monday, April 29, 1991	28 de Abril de 2041
Llano V	222788	Molimentales del Noroeste, SA de CV.	500.0000	Tuesday, August 31, 2004	Sunday, August 30, 2054
Timmins II Fraccion Sur	228260	Molimentales del Noroeste, SA de CV.	20,370.0504	Tuesday, October 17, 2006	Sunday, October 17, 2055
Timmins	226519	Molimentales del Noroeste, SA de CV.	337.0770	Tuesday, January 24, 2006	Sunday, January 23, 2056
Timmins III F-1	227237	Molimentales del Noroeste, SA de CV.	346.0004	Friday, May 26, 2006	Thursday, May 25, 2056
Timmins III F-2	227238	Molimentales del Noroeste, SA de CV.	54.2835	Friday, May 26, 2006	Thursday, May 25, 2056
Dulce	228428	Molimentales del Noroeste, SA de CV.	150.0000	Tuesday, November 21, 2006	Monday, November 20, 2056
Dulce I	240007	Molimentales del Noroeste, SA de CV.	4,325.7416	Sunday, April 29, 2012	Tuesday, March 28, 2062
			33,146.5380		
Regional					
Norma Reduccion	229257	Molimentales del Noroeste, SA de CV.	4,989.0250	Wednesday, March 28, 2007	Tuesday, March 27, 2057
Patricia	229241	Molimentales del Noroeste, SA de CV.	3,539.4141	Tuesday, March 27, 2007	Monday, March 26, 2057
Los Carlos	227334	Molimentales del Noroeste, SA de CV.	9.0000	Friday, June 09, 2006	Thursday, June 08, 2056
Los Carlos 2	215707	Molimentales del Noroeste, SA de CV.	93.3800	Tuesday, March 05, 2002	Monday, March 04, 2052
Los Carlos 3	225423	Molimentales del Noroeste, SA de CV.	177.6907	Tuesday, September 06, 2005	Sunday, September 05, 2055
Pima Reduccion	228261	Molimentales del Noroeste, SA de CV.	4,997.0000	Tuesday, October 17, 2006	Monday, March 13, 2056
El Éxito	236707	Timmins Goldcorp Mexico, SA de CV	5,725.4177	Wednesday, August 25, 2010	Tuesday, August 24, 2060
Tim Reduction (Zacatecas)	243998	Timmins Goldcorp Mexico, SA de CV	2,000.0000	Wednesday, April 29, 2009	Monday, April 28, 2059
Tim 4 Fraccion I (Zacatecas)	233162	Timmins Goldcorp Mexico, SA de CV	3,000.0000	Friday, December 12, 2008	Wednesday, December 11, 2058
			24,530.9275		
El Picacho Prject (Under option agreement to be cancelled in the next weeks)					
El Rincon	212075	Timmins Goldcorp Mexico, SA de CV	17.4717	Thursday, August 31, 2000	Friday, August 30, 2058
Rincon 2	212285	Timmins Goldcorp Mexico, SA de CV	32.7500	Friday, September 29, 2000	Wednesday, September 28, 2050
El Zapo Fraccion 1	215066	Timmins Goldcorp Mexico, SA de CV	15.0000	Wednesday, February 06, 2002	Monday, February 05, 2052
El Zapo Fraccion 2	215067	Timmins Goldcorp Mexico, SA de CV	104.9874	Wednesday, February 06, 2002	Monday, February 05, 2052
La Uno	197109	Timmins Goldcorp Mexico, SA de CV	100.0000	Friday, August 27, 1993	Wednesday, August 26, 2043
La Uno A	197828	Timmins Goldcorp Mexico, SA de CV	100.0000	Thursday, September 23, 1993	Tuesday, September 22, 2043
La Uno D	197927	Timmins Goldcorp Mexico, SA de CV	146.3473	Thursday, September 30, 1993	Wednesday, September 30, 2043
La Dos	197824	Timmins Goldcorp Mexico, SA de CV	68.0000	Thursday, September 23, 1993	Tuesday, September 22, 2043
La Rin	212287	Timmins Goldcorp Mexico, SA de CV	43.0000	Friday, September 29, 2000	Tuesday, September 27, 2050
El Mar	212286	Timmins Goldcorp Mexico, SA de CV	45.4987	Friday, September 29, 2000	Wednesday, September 28, 2050
El Sol	199051	Timmins Goldcorp Mexico, SA de CV	29.8891	Friday, February 18, 1994	Wednesday, February 17, 2044
			702.9442		

TIMMINS CLAIMS

Page 1 of 2

Mineral Concession Name	Title Number	Owner	Area (hectares)	Effective Date	Expire Date
Caballo Blanco Project					
Caballo Blanco	216694	Molimentales del Noroeste, SA de CV.	600.0000	Friday, May 17, 2002	Friday, May 17, 2052
Reduccion Caballo Blanco II	224414	Molimentales del Noroeste, SA de CV.	504.8125	Wednesday, May 04, 2005	Monday, May 03, 2055
Caballo Blanco IV	218176	Molimentales del Noroeste, SA de CV.	1,634.0000	Friday, October 11, 2002	Thursday, October 10, 2052
Reduccion Caballo Blanco VI	224415	Molimentales del Noroeste, SA de CV.	1,014.1711	Wednesday, May 04, 2005	Monday, May 03, 2055
Caballo Blanco VII	223282	Molimentales del Noroeste, SA de CV.	231.7764	Tuesday, November 23, 2004	Sunday, November 22, 2054
Reyna Negra Fraccion 3	221374	Molimentales del Noroeste, SA de CV.	1,015.5726	Tuesday, February 03, 2004	Monday, February 02, 2054
Caballo Blanco VIII Fraccion 2	243938	Molimentales del Noroeste, SA de CV.	68.7281	Friday, December 03, 2004	Wednesday, December 02, 2054
Caballo Blanco IX Fracion 1	240776	Molimentales del Noroeste, SA de CV.	10,361.1170	Thursday, June 28, 2012	Tuesday, June 27, 2062
Caballo Blanco IX Fracion 2	234277	Molimentales del Noroeste, SA de CV.	663.1832	Wednesday, June 10, 2009	Monday, June 09, 2059
CB 2	234324	Molimentales del Noroeste, SA de CV.	244.0336	Thursday, June 11, 2009	Tuesday, June 10, 2059
CB 12 Reduccion	243889	Molimentales del Noroeste, SA de CV.	6,036.5056	Wednesday, December 15, 2010	Tuesday, December 14, 2060
CB 6	239740	Molimentales del Noroeste, SA de CV.	377.3421	Tuesday, February 14, 2012	Monday, February 13, 2062
			22,751.2422		
Ana Paula Project					
APAXTLA 3	217559	Minera Aurea, SA de CV	1,995.0000	Wednesday, July 31, 2002	Tuesday, July 30, 2052
TEMBO	220693	Minera Aurea, SA de CV	2,243.0000	Tuesday, September 30, 2003	Monday, September 29, 2053
OTTAWA	221781	Minera Aurea, SA de CV	3,452.0000	Friday, March 26, 2004	Wednesday, March 25, 2054
EL COYOTE	222224	Minera Aurea, SA de CV	13,535.8421	Monday, June 14, 2004	Saturday, June 13, 2054
EL CONSORCIO	222399	Minera Aurea, SA de CV	2,367.0000	Monday, July 05, 2004	Saturday, July 04, 2054
REDUCCIÓN COYOPANCHO	223694	Minera Aurea, SA de CV	3,833.7870	Thursday, February 03, 2005	Tuesday, February 02, 2055
LA MORENITA	224383	Minera Aurea, SA de CV	200.0000	Tuesday, May 03, 2005	Sunday, May 02, 2055
COSMOS FRACCIÓN1	224813	Minera Aurea, SA de CV	3,480.0000	Tuesday, June 14, 2005	Sunday, June 13, 2055
COSMOS FRACCIÓN2	224813	Minera Aurea, SA de CV	3,765.4159	Tuesday, June 14, 2005	Sunday, June 13, 2055
REDUCCIÓN CUETZALA	224814	Minera Aurea, SA de CV	8,282.0000	Tuesday, June 14, 2005	Sunday, June 13, 2055
TEMBO DOS	225486	Minera Aurea, SA de CV	562.6952	Tuesday, September 13, 2005	Sunday, September 12, 2055
DON JESUS	231103	Minera Aurea, SA de CV	1,518.6478	Thursday, January 17, 2008	Wednesday, January 16, 2058
REDUCCIÓN ESTEFANIA	231104	Minera Aurea, SA de CV	8,177.0458	Thursday, January 17, 2008	Wednesday, January 16, 2058
ESTEFANIA FRACCIÓN 1	231105	Minera Aurea, SA de CV	100.0000	Thursday, January 17, 2008	Wednesday, January 16, 2058
TEMBO TRES	231106	Minera Aurea, SA de CV	2,821.6887	Thursday, January 17, 2008	Wednesday, January 16, 2058
			56,334.1225		
Ejutla Project, Oaxaca.					
EJUTLA FRACCIÓN 2	231537	Minera Aurea, SA de CV	10,603.2934	Friday, March 07, 2008	Wednesday, March 06, 2058

TIMMINS CLAIMS

Page 2 of 2

SCHEDULE 5.1(h)
MATERIAL CONTRACTS

See attached.

1977538-v1\TORDMS

2

MATERIAL CONTRACTS

1. Stock Option Plan dated July 18, 2013 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2. Asset Purchase Agreement dated December 17, 2014 among the Company, Goldgroup Mining Inc., Candymin S.A. de C.V., Minera Cardel S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. with respect to the acquisition by the Company of the Caballo Blanco Project;

3. Credit Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

4. Guarantee between Timmins Goldcorp Mexico S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

5. Guarantee between Molimentales del Noroeste S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

6. General Security Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

7. 2015 Credit Agreement between the Company, Sprott Resource Lending Partnership and Morgan Stanley Capital Group Inc. dated February 2, 2015;

8. Arrangement Agreement dated February 16, 2015 between Timmins Gold Corp. and Newstrike Capital Inc. with respect to the proposed acquisition by the Company of all of the issued and outstanding common shares of Newstrike Capital Inc.;

9. Sale and Purchase Agreement dated September 18, 2015 among the Company, Minera Aurea, S.A. de C.V. and Minas de la Alta Pimeria, S.A. de C.V. respecting the acquisition of the El Sauzal plant and equipment;

10. Dismantling Agreement dated September 18, 2015 among the Company, Minera Aurea, S.A. de C.V. and Minas de la Alta Pimeria, S.A. de C.V respecting the dismantling of the El Sauzal plant and equipment;

11. Sandvik loan and machinery pledge dated November 4, 2013;

12. Debenture and Pledge Agreement dated June 1, 2015 between the Company and Zebra Holdings and Investments S.à.r.l. and Lorita Holdings S.à.r.l.;

13. Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. dated September 15, 2009 regarding mining operations, as amended November 12, 2013;

14. Share Purchase Agreement between Operadora de Planes Vacacionales S.A de C.V. and Consorcio Asag S.A. de C.V and Timmins GoldCorp Mexico, S.A. DE C.V dated April 20th 2007 regarding the San Francisco property.

SCHEDULE 5.1(k)
LEASES AND OWNED PROPERTIES

See attached.

LC021387-1

OFFICE LEASE

570 GRANVILLE STREET
VANCOUVER, B.C.
V6C 3P1

RDJ HOLDINGS LTD.

and

TIMMINS GOLD CORP.

Suite #1900 – 570 Granville Street

1900 - 570 Timmins Lease 2011.docx

570 Granville Street

OFFICE LEASE

THIS LEASE dated for reference April 4, 2011 is made and entered into by the Landlord and the Tenant named herein who, in consideration of the rents and covenants herein contained, agree as follows:

BASIC LEASE TERMS

Section 1: Basic Terms

The basic terms of this Lease are as follows:

(a)	(i)	Landlord:	RDJ HOLDINGS LTD.
	(ii)	Address of Landlord:	Suite 1700 - 543 Granville Street Vancouver, British Columbia V6C 1X8 Attention: Mr. Daen Campbell
	(iii)	Telephone/Fax:	(604) 681-3401 / (604) 681-4568
(b)	(i)	Tenant (legal name):	TIMMINS GOLD CORP.
	(ii)	Address of Tenant:	Suite 1900 – 570 Granville Street Vancouver, British Columbia V6C 3P1
	(iii)	Telephone/Fax:	****
(c)		Premises:	Suite 1900, being those premises located on the 19th floor of the Building (Located at 570 Granville Street) and shown outlined in heavy Red on Schedule "A" attached hereto
(d)		Rentable Area of the Premises:	Approximately 4,000 square feet, mutually agreed to.
(e)		Term:	5 years
(f)		Commencement Date:	June 1, 2011
(g)		Basic Rent (Per Square Foot):	$35.00

Period	Per Square Foot of Rentable Area	Annual Basic Rent	Monthly Basic Rent
June 1, 2011 – May 31, 2016	$35.00	$140,000.00	$11,666.67

(h)	Estimated Allocated Operating Costs (Per Square Foot):	$15.50 (Estimated for 2011) This rate will be adjusted annually

BB

2

(i)	**Parking Stalls:**	5 stalls @ $275/month each plus taxes. (to be adjusted from time to time)
(j)	**Permitted Use:**	Business Office Only
(k)	**Security Deposit:**	$37,706.67, to be applied to the first and last months Rent due in the Term.
(l)	**Option to Renew:**	5 Years
(m)	**Early Occupancy**	May 1, 2011 for constructing leasehold improvements, moving, and conducting regular business.

The foregoing Basic Terms are agreed to by the parties and each reference in this Lease to any of the Basic Terms will be construed to include the foregoing provisions and all of the additional applicable Sections of this Lease where such Basic Terms may be more fully set forth.

Section 2 – Definitions

In this Lease:

"Additional Rent" means all sums of money, other than Basic Rent, which are required to be paid by the Tenant under this Lease, whether or not designated as "Additional Rent".

"Basic Rent" means the basic rent set out in Section 1(g).

"Building" means the building and all other fixed improvements situated at any time on the Lands, all of which are commonly known as 570 Granville Street and municipally known as 570 Granville Street, Vancouver, British Columbia.

"Capital Tax" means an imputed amount presently or hereafter imposed from time to time upon the Landlord or the owners of the Complex and payable by the Landlord or the owners of the Complex and which is levied or assessed against the Landlord or the owners of the Complex on account of its or their interest in the Complex and the Lands or any part thereof, or its or their ownership of capital employed in the Complex, as the case may be. Capital Tax will be imputed as if the amount of such tax were that amount due if the Complex were the only real property of the Landlord or the owners of the Complex and Capital Tax includes the amount of any capital or place of business tax levied by the federal or provincial government or other applicable taxing authority against the Landlord or the owners of the Complex with respect to the Complex whether or not known as capital tax or by any other name.

"Commencement Date" means the date on which the Term commences, as set out in Section 1(f).

"Common Facilities" means those areas and facilities of the Complex, whether or not located in, adjacent to, or near the Complex, which serve the Complex including, without limitation, the parking facility and all areas which are designated from time to time by the Landlord for the common use and enjoyment of the tenants in the Complex, including the Tenant, and their agents, invitees, servants, employees and licensees, or for use by the public, but excluding rentable premises in the Complex and other portions of the Complex which are from time to time designated by the Landlord for private use by one or a limited group of tenants.

BB

3

"**Common Use Equipment**" means all mechanical, plumbing, electrical and heating, ventilation and air conditioning equipment, pipes, ducts, wiring, machinery and equipment and other integral services, utility connections and the like providing services to the Building.

"**Complex**" means, collectively, the Lands and the Building.

"**Lands**" means the lands located at 570 Granville Street, Vancouver, British Columbia, the boundaries of which may be varied from time to time.

"**Leasehold Improvements**" means all items generally considered as leasehold improvements, including, without limitation, all fixtures, equipment, improvements, installations, alterations and additions from time to time made, erected or installed by or on behalf of the Tenant, or any previous occupant of the Premises in the Premises, and by or on behalf of other tenants in other premises in the Building, including all partitions, however affixed and whether or not movable, and all wall-to-wall carpeting other than carpeting laid over finished floors and affixed so as to be readily removable without damage; but excluding trade fixtures, unattached furniture, free standing partitions and equipment not of the nature of fixtures.

"**Operating Costs**" means the aggregate, of all of the Landlord's expenses, costs and charges as described in Schedule B.

"**Premises**" means the premises set out in Section 1(c) and having the Rentable Area set out in Section 1(d).

"**Proportionate Share**" means a fraction having as its numerator the Rentable Area of the Premises and as its denominator the Total Rentable Area of the Building.

"**Rate of Interest**" means the annual rate of interest equal to the annual rate of interest announced from time to time by Bank of Montreal as the reference rate of interest then in effect for loans in Canadian dollars to Canadian customers of varying degrees of credit-worthiness plus five percent (5%), adjusted from time to time to reflect changes in such rate.

"**Rent**" means, collectively, Basic Rent and Additional Rent.

"**Rentable Area**" and "**Usable Area**" of the Premises mean the number of square feet of floor area determined by the Architect according to the Building Owners and Managers Association of Canada (BOMA) standard selected by the Landlord from time to time for measuring area in buildings.

"**Sales Taxes**" means all goods and services, business transfer, multi-stage sales, sales, use, consumption, value-added or other similar taxes imposed by the Government of Canada or any provincial or local government upon the Landlord, or the Tenant in respect of this Lease, or the payments made by the Tenant hereunder or the goods and services provided by the Landlord hereunder including, without limitation, the rental of the Premises and the provision of administrative services to the Tenant hereunder.

"**Security Deposit**" means the security deposit set out in Section 1(k).

"**Tenant's Taxes**" means the aggregate of:

(a) all taxes imposed upon the Tenant which are attributable to the personal property, furnishings, fixtures and Leasehold Improvements installed in the Premises; and

(b) all taxes imposed upon the Tenant which are attributable to the business, income or occupancy of the Tenant or any other occupant of the Premises and to the use of any of the Common Facilities by the Tenant or other occupant of the Premises.

4

"**Term**" means the term of this Lease set out in Section 1(e) and commencing on the Commencement Date.

"**Total Rentable Area of the Building**" means the area in square feet of all Rentable Area of all premises (including the Premises) in the Building that from time to time are, or are intended to be, occupied by tenants or other occupants.

Section 3 – Rent Payment

(a) The Tenant shall pay Rent throughout the Term, to the Landlord in lawful money of Canada, without prior demand and without any deduction, abatement, setoff or compensation. Rent will be payable to the Landlord, except as provided herein, in equal monthly installments, each in advance, on the first day of each calendar month of the Term commencing on the Commencement Date. Rent will be adjusted on a per diem basis if the Commencement Date is other than the first of the month or the Term ends on a date other than the last day of the month.

(b) In the event that the actual Operating Costs exceed the estimated amount, the Tenant shall pay such deficiency on demand. In the event the actual Operating Costs are less than the estimated amount paid by the Tenant, the Landlord shall refund to the Tenant the amount paid in excess of the actual Operating Costs. The reconciliation of estimated Operating Costs to actual costs will be prepared and provided to the Tenant on an annual basis. The Tenant will have no right to examine the Landlord's books and records, however, the Landlord will engage independent accountants to review the Operating Cost statement of the Building. This reviewed statement will be provided to the Tenant and considered conclusive.

(c) The Tenant shall also pay to the Landlord or to the appropriate taxing authority if required by the Landlord, all goods and services taxes, sales taxes, value added taxes, business transfer taxes, or any other taxes imposed on the Landlord with respect to Rent or in respect of the rental of space under this Lease, whether characterized as a goods and services tax, sales tax, value added tax, business transfer tax or otherwise. The Landlord shall have the same remedies and rights with respect to the payment or recovery of such taxes as it has for the payment or recovery of Rent under this Lease.

(d) A deposit cheque (as set out in Section 1(k)) has been received and shall be credited as set out in that section, plus Sales Taxes. In the event of default under the terms hereof, the Landlord may terminate this agreement and retain the deposit in addition to any other remedies available to the Landlord. Deposit moneys held by the Landlord shall not accrue interest.

(e) Unless otherwise designated by the Landlord, the Tenant will pay to the Landlord all monthly instalments of Rent, plus Sales Taxes, required to be paid by the Tenant hereunder, in advance, by way of post-dated cheque. Concurrent with the execution and delivery of this Lease by the Tenant, the Tenant shall execute and deliver to the Landlord, and annually thereafter on the anniversary date of the lease throughout the Term, twelve (12) monthly post-dated cheques to enable the Landlord to debit the Tenant's bank account on the first day of each and every month throughout the Term.

(f) The Tenant expressly waives the benefits of any present or future enactment of Canada or British Columbia permitting the Tenant to claim a set-off against Rent for any cause whatsoever.

(g) All Additional Rent will be deemed to be Rent and the Landlord will have all rights against the Tenant for default in payment of Additional Rent as for default in the payment of Basic Rent.

(h) Rent is payable to the Landlord, or an agent it may designate on its behalf, at the office of the Landlord or at such other place designated by the Landlord. The Landlord may, from time to time, change the payee of the Rent or address, but will provide notice of such a change in writing to the Tenant.

(i) A Rate of Interest will be charged to Tenants in respect of all late Rent.

5

Section 4: Option to Renew

The Tenant shall have the right to renew the Lease with respect to the Premises and any additional space leased for an additional Term (as set out in Section 1(l)) on the same terms and conditions as this Lease, save and except for any inducements, option and the Rent. The Rent during the renewal period shall be at a fair market rent for the space at the time of renewal. Such rate shall be mutually agreed upon by the Tenant and Landlord, failing which the rate shall be determined by an arbitrator mutually agreed to by the Tenant and Landlord. To exercise the right, the Tenant shall give written notice to the Landlord no later than 6 (six) months prior to the date of expiry of the Term, otherwise this Option to Renew shall be deemed waived. If an arbitrator is used, its decision will be deemed final.

Section 5: Use

The Premises shall be used for the purposes of a business office only (as set out in Section 1(j)). The Tenant shall conduct its business in the Premises in a reputable and first class manner, and only during reasonable office hours.

Section 6: Tenant's Taxes and Utilities

The Tenant shall pay all Tenant's Taxes, as well as any other charges such as utilities, when due.

Section 7: Landlord's Services and Repairs

(a) The Landlord shall make available to the Premises HVAC (during normal business hours, (currently Monday to Friday 6 AM to 6 PM, excluding statutory holidays)), electricity for normal lighting and miscellaneous power requirements (to a reasonable level) and, in normal quantities, water and other public utilities generally made available to other tenants of the Building by the Landlord. Elevators, Building access and washrooms are available at all times to Tenant, subject to Section 22.

(b) The Landlord shall replace bulbs, tubes and ballasts in the lighting system in the Premises.

(c) The Landlord may: (i) alter the Building (ii) do such things on, or in the Lands as are required to comply with any laws, regulations, orders or directives affecting the Lands; and (iii) do such other things on or in the Lands as the Landlord, in the use of good business judgment determines to be advisable; provided that notwithstanding anything contained in this Lease, access to the Premises shall at all times be available. The Landlord shall not be in breach of its covenant for quiet enjoyment or liable for any loss, costs or damages, whether direct or indirect, incurred by the Tenant due to any of the foregoing.

(d) The Landlord will provide janitorial and cleaning services consistent with the standard of first class buildings in the City of Vancouver. The Landlord shall not be responsible for any omission or act of commission on the part of the person or persons retained to perform the cleaning services.

(e) The Landlord will repair, maintain and replace the structural components of the building as well as all components of the common area. The Landlord will apply generally accepted accounting principles in determining which costs are operating costs, or current in nature, and which costs are capital in nature. Unless otherwise agreed to, all capital costs shall be borne by the Landlord solely.

Section 8: Access and Entry

(a) Provided at least two (2) business days written notice is given, the Landlord shall be entitled at all reasonable times, and at any time in case of emergency, to enter the Premises to examine them; to make such repairs, alterations or improvements in the Premises or to the Building as the Landlord considers

6

necessary or desirable and for any other purpose necessary to enable the Landlord to perform its obligations or exercise its rights under this Lease or in the administration of the Building. The Landlord shall exercise its rights under this Section, to the extent possible in the circumstances, in such manner so as to minimize interference with the Tenant's use and enjoyment of the Premises.

(b) The Landlord and its agents shall have the right to enter the Premises at all reasonable times, with prior consent not to be unreasonably withheld, to show them to prospective purchasers and, during the last four months of the Term (or the last four months of any renewal term if this Lease is renewed), to prospective tenants.

(c) No entry into the Premises or anything done hereunder by the Landlord pursuant to a right granted by this Lease shall constitute a breach of any covenant for quiet enjoyment, or (except where expressed by the Landlord in writing) shall constitute a re-entry or forfeiture, or an actual or constructive eviction.

Section 9: Maintenance

(a) Provided at least two (2) business days notice is given, the Landlord may enter the Premises at all reasonable times to view their condition and the Tenant shall at its sole cost maintain and keep the Premises in good and substantial repair, reasonable wear and tear and structural repairs excepted (which are the Landlord's responsibility), according to notice in writing. At the expiration or earlier termination of the Term, the Tenant shall surrender the Premises to the Landlord in as good condition and repair, as the Tenant is required to maintain the Premises throughout the Term.

(b) If the Tenant fails to carry out any maintenance, repairs or work required to be carried out by it under this Lease to the reasonable satisfaction of the Landlord, the Landlord may at its option carry out such maintenance or repairs without any liability for any resulting damage to the Tenant's property or business. The cost of such work, plus a sum equal to 15% of such cost representing the Landlord's overhead, shall be paid by the Tenant to the Landlord.

Section 10: Landlord Improvements

The Landlord shall provide the leased Premises on an as-is basis unless otherwise described on Schedule D.

Section 11: Tenant Improvements

The Landlord shall provide the leased Premises on an as-is basis unless otherwise described on Schedule B. Any Tenant Improvements under this Section or the subsequent Section become the property of the Landlord upon affixation to the Building.

Section 12: Parking

The Landlord shall provide to the Tenant 24 hour reserved parking stalls in the Building (as set out in Section 1(i)). Parking rate shall be adjusted from time to time.

Section 13: Time Of The Essence

Time is of the essence in this agreement.

Section 14: Compliance with Laws

The Tenant shall, at its own expense, promptly comply with all laws, by-laws and government orders and all reasonable requirements or directives of the Landlord affecting the Premises or their use, repair or alteration.

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Section 15: Tenant's Alterations

(a) No repairs or alterations shall be made to the Premises without the Landlord's written approval, such approval not to be unreasonably withheld, and to be provided within seven (7) business days of request and submission of required details. The Tenant shall submit to the Landlord details of the proposed work including drawings and specifications prepared by qualified engineers conforming to good engineering practice. All such alterations shall be performed: (i) at the sole cost of the Tenant; (ii) by contractors and workmen approved by the Landlord, acting reasonably; (iii) in a good and workmanlike manner; (iv) in accordance with drawings and specifications provided to and approved by the Landlord, acting reasonably; (v) in accordance with all applicable legal and insurance requirements; (vi) subject to the reasonable regulations, supervision, control and inspection of the Landlord; (vii) subject to such indemnification against liens and expenses as the Landlord reasonably requires; and (viii) in accordance with all applicable laws, by-laws and government orders. The Landlord's reasonable cost incurred with respect to the Tenant's repairs and alterations including without limitation the cost of approving, supervising and inspecting all such work shall be paid by the Tenant if any alterations are completed after the Commencement Date. Any alterations by the Tenant shall include re-balancing of the HVAC system, at the Tenant's costs, for any areas affected by the alterations.

(b) The Tenant shall promptly pay for all materials supplied and work done with respect to repairs and alterations of the Premises so as to ensure that no lien is registered against any portion of the Lands. If a lien is registered, the Tenant shall discharge it at its expense forthwith, failing which the Landlord may at its option discharge the lien by paying the amount claimed to be due into court or directly to the lien claimant and the amount so paid and all expenses of the Landlord including reasonable legal fees (on a solicitor and client basis) shall be paid by the Tenant to the Landlord.

(c) The Tenant will not create any lien, mortgage, charge, conditional sale agreement or other encumbrance in respect of any Leasehold Improvements or, without the consent of the Landlord, with respect to its trade fixtures; nor will the Tenant take any action as a consequence of which any such prohibited lien, mortgage, charge, conditional sale agreement or other encumbrance would attach to the Premises or to the Complex.

(d) Notwithstanding any other provision of this Lease, the Tenant agrees that it will not use or permit the use of any asbestos, polychlorinated biphenyls, radon or any other deleterious or prohibited substances in any construction of the Leasehold Improvements in the Premises or in any use of the Premises.

(e) The Tenant will not erect any sign or advertising material or inscribe anything upon any part of the exterior of the Building, or upon the exterior or the interior surfaces of any exterior window or door to the Premises or upon the exterior of any demising walls, or upon any Common Facilities of the Building, except the usual tenant identification on the directory board as designated by the Landlord and except for a Building Standard sign at the entrance to the Premises which sign will be consented to by the Landlord, acting reasonably. All such signage will comply with the Landlord's design criteria for the Building and all requirements of any governmental authority having jurisdiction.

Section 16: N/A

Section 17: Removal of Leasehold Improvements

(a) All Leasehold Improvements (other than trade fixtures) shall immediately upon their placement, before or during the Term, become the Landlord's property without compensation to the Tenant. Except as otherwise agreed by the Landlord in writing, no Leasehold Improvements shall be removed from the Premises by the Tenant either during or at the expiration or sooner termination of the Term except that:

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(i) the Tenant may, during the Term, in the usual course of its business, remove its trade fixtures, provided that the Tenant is not in default under this Lease; and

(ii) the Tenant shall, at the expiration or earlier termination of the Term, at its sole cost, remove its trade fixtures from the Premises, failing which, at the option of the Landlord, the trade fixtures shall become the property of the Landlord and may be removed from the Premises and sold or disposed of by the Landlord in such manner as it deems advisable.

Section 18 Landlord's Insurance

The Landlord will at all times throughout the Term carry:

(a) insurance on the Building and the machinery, boilers and equipment contained therein (specifically excluding any property with respect to which the Tenant and other tenants are obliged to insure pursuant to Section 19 or similar sections of their respective leases) against damage by fire and extended perils or all risks coverage;

(b) public liability and property damage insurance with respect to the Landlord's operations;

(c) loss of rental income insurance, or loss of insurable gross profits commonly insured against by prudent landlords, including loss of all rentals receivable from tenants in accordance with the provisions of their leases, including basic and additional rentals; and

(d) such other form or forms of insurance as the Landlord or the Landlord's mortgagee reasonably considers advisable.

Such insurance will be in such reasonable amounts and with such reasonable deductibles as would be carried by a prudent owner of a reasonably similar commercial office building, having regard to size, age and location. Notwithstanding the Landlord's covenant contained in this Section, and notwithstanding any contribution by the Tenant to the cost of insurance premiums provided herein, the Tenant acknowledges and agrees that no insurable interest is conferred upon the Tenant under any policies of insurance carried by the Landlord, and the Tenant has no right to receive any proceeds of any such insurance policies carried by the Landlord.

Section 19 Tenant's Insurance

(a) The Tenant will throughout the period that the Tenant is given possession of the Premises and during the entire Term, at its sole cost and expense, take out and keep in full force and effect, the following insurance:

(i) all risk property insurance (including but not limited to sprinkler leakage, flood, earthquake and collapse coverage) in an amount equal to the full replacement cost thereof upon property of every description and kind owned by the Tenant or for which the Tenant is liable, or installed by or on behalf of the Tenant and which is located within the Building including, without limitation, Leasehold Improvements, tenant's fixtures, the Tenant's stock in trade, furniture and personal property provided that if there is a dispute as to the amount which comprises full replacement cost;

(ii) business interruption insurance in such amount as will reimburse the Tenant for direct or indirect loss of earnings attributable to all perils insured against in Section 19(a)(i) and other perils commonly insured against by prudent tenants or attributable to prevention of access to the Premises or the Building as a result of such perils;

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(iii) comprehensive commercial general and legal liability insurance, including bodily injury, property damage and personal injury liability, tenant's legal liability, non-owned automobile liability, contractual liability, employers' liability and owners' and contractors' protective insurance coverage with respect to the Premises and the Tenant's use of the Complex, coverage to include the activities and operations conducted by the Tenant and any other person on the Premises and any other person for whom the Tenant is in law responsible. Such policies will be written on a comprehensive basis with inclusive limits of not less than $5,000,000 per occurrence for bodily injury to any one or more persons or property damage, and such higher limits as the Landlord, acting reasonably, or the Landlord's mortgagee requires from time to time, and will contain a severability of interests clause and a cross liability clause; and

(iv) any other form of insurance which the Landlord, acting reasonably, requires from time to time in form, in amounts and for risks against which a prudent tenant would insure.

(b) All policies will:

(i) be taken out with insurers and in a form and deductibles acceptable to the Landlord who's approval may not be unreasonably withheld;

(ii) be non-contributing with and will apply only as primary and not as excess to any other insurance available to the Landlord or the Landlord's mortgagee;

(iii) not be invalidated as respects the interests of the Landlord and of the Landlord's mortgagee by reason of any breach or violation of any warranties, representations or conditions contained in the policies;

(iv) contain an undertaking by the insurers to notify the Landlord in writing not less than thirty (30) days prior to any material change, cancellation or termination thereof;

(v) name the Landlord as an additional insured party; and

(c) Certificates of insurance or, if required by the Landlord or the Landlord's mortgagee, certified copies of each such insurance policy will be delivered to the Landlord as soon as practicable after the placing of the required insurance and in any event at least ten (10) days prior to the effective date of coverage. Provided that no review or approval of any such insurance certificate by the Landlord will derogate from or diminish the Landlord's rights or the Tenant's obligations contained in this Article.

(d) If the Tenant fails to take out or keep in force any insurance referred to in this Section 19, or should any such insurance not be approved by either the Landlord or the Landlord's mortgagee and should the Tenant not commence to diligently rectify (and thereafter proceed to diligently rectify) the situation within twenty-four (24) hours after written notice by the Landlord to the Tenant (stating, if the Landlord or the Landlord's mortgagee does not approve of such insurance, the reasons therefore), the Landlord has the right without assuming any obligation in connection therewith to effect such insurance at the sole cost of the Tenant and all outlays by the Landlord will be paid by the Tenant to the Landlord on demand as Additional Rent without prejudice to any other rights and remedies of the Landlord under this Lease.

(e) The Tenant agrees that in the event of damage or destruction to the Leasehold Improvements in the Premises covered by insurance pursuant to Section 19(a)(i), the

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Tenant will use the proceeds of such insurance for the purpose of repairing or restoring such Leasehold Improvements. In the event of damage to or destruction of the Premises or the Building entitling the Landlord to terminate the Lease, then if the Premises have also been damaged or destroyed and the Lease is terminated, the Tenant will forthwith pay to the Landlord all of its insurance proceeds relating to the Leasehold Improvements in the Premises and if the Premises have not been damaged or destroyed, the Tenant will upon demand deliver to the Landlord in accordance with the provisions of this Lease the Leasehold Improvements and the Premises.

Section 20 Increase in Insurance Premiums

The Tenant will not keep, use, sell or offer to sell in or upon the Premises any article which may be prohibited by any fire insurance policy in force from time to time covering the Premises, the Building or the Complex. If:

(a) the occupation of the Premises;

(b) the conduct of business in the Premises; or

(c) any act or omission of the Tenant in the Complex or any part thereof,

causes or results in any increase in premiums for the insurance carried from time to time by the Landlord with respect to the Complex, the Tenant will pay any such increase in premiums as Additional Rent forthwith upon demand by the Landlord. In determining whether increased premiums are caused by or result from the use or occupancy of the Premises, a schedule issued by the organization computing the insurance rate on the Complex showing the various components of such rate will be conclusive evidence of the several items and charges which make up such rate. The Tenant will comply promptly with all requirements of any insurer now or hereafter in effect pertaining to or affecting the Premises, the Building or the Complex.

Section 21 Cancellation of Insurance

If any insurance policy upon the Complex or any part thereof will be cancelled or will be threatened by the insurer to be cancelled or the coverage thereunder reduced in any way by the insurer by reason of the use or occupation of the Premises or any part thereof by the Tenant or by any assigns or subtenant of the Tenant, or by anyone permitted by the Tenant to be upon the Premises, the Tenant will remedy the condition giving rise to cancellation, threatened cancellation or reduction of coverage within twenty-four (24) hours after notice thereof by the Landlord. In the event the Tenant fails to remedy as provided in this Section, the Landlord may, at its option, terminate the Lease forthwith by leaving upon the Premises notice in writing and thereupon Rent and any other payments for which the Tenant is liable under this Lease will be apportioned and paid in full to the date of such termination and the Tenant will immediately deliver up possession of the Premises to the Landlord and the Landlord may re-enter and take possession of the same.

Section 22 Loss or Damage

The Landlord will not be liable for any death or injury arising from or out of any occurrence in, upon, at or relating to the Complex, or damage to property of the Tenant or of others located on the Premises or elsewhere in the Complex, nor will it be responsible for any loss of or damage to any property of the Tenant or others from any cause whatsoever, except for any such death, injury, loss or damage which results from the negligence of the Landlord, its agents, servants or employees or other persons for whom it may in law be responsible and provided that in no event will the Landlord be responsible for any loss, injury or damage, or for any indirect or consequential damages sustained by the Tenant or others. Without limiting the generality of the foregoing, but subject to the exceptions to the limitation of the liability of the Landlord set out herein, the Landlord will not be liable for any injury or damage to persons

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or property resulting from fire, explosion, dampness, falling plaster, falling ceiling tile, falling ceiling fixtures (including part or all of the ceiling T grid system) and diffuser coverings, or from steam, gas, electricity, water, rain, flood, snow or leaks from any rentable premises or the parking garage or from the pipes, sprinklers, appliances, plumbing works, roof, windows or subsurface of any floor or ceiling of the Complex or from the street or any other place or by any other cause whatsoever. The Landlord will not be liable for any such damage caused by other tenants or persons in the Complex or by occupants of adjacent property thereto, or the public, or caused by construction or by any private, public or quasi public work. All property of the Tenant kept or stored on the Premises will be so kept or stored at the risk of the Tenant only and the Tenant will indemnify the Landlord and save it harmless from any claims arising out of any damage to the same including, without limitation, any subrogation claims by the Tenant's insurers.

Section 23 Indemnification of Landlord

Except as provided in Sections22 but notwithstanding any other provision of this Lease, the Tenant will indemnify the Landlord and save it harmless from and against any loss (including loss of Basic Rent and Additional Rent), claims, actions, damages, liability and expenses in connection with loss of life, personal injury, damage to property or any other loss or injury whatsoever arising out of this Lease, or any occurrence in, upon or at the Premises, or the occupancy or use by the Tenant of the Premises or any part thereof, or occasioned wholly or in part by any act or omission of the Tenant or by anyone permitted to be on the Premises by the Tenant. If the Landlord will, without fault on its part, be made a party of any litigation commenced by or against the Tenant, then the Tenant will protect, indemnify and hold the Landlord harmless and will pay all costs, expenses and reasonable legal fees incurred or paid by the Landlord in connection with such litigation. The Tenant will also pay all costs, expenses and legal fees that may be incurred or paid by the Landlord in reasonably enforcing the terms, covenants and conditions in this Lease unless a court of law having jurisdiction will decide otherwise.

Section 24 N/A

Section 25: Destruction of or Damage to Building

(a) Notwithstanding anything contained in this Lease, if:

(i) thirty-five percent (35%) or more of the rentable area of the Building; or

(ii) a portion of the Building or of the Lands or any other improvements on the Lands which affect access or services essential to the Premises;

is damaged or destroyed by any cause whatsoever (irrespective of whether the Premises are damaged or destroyed) and if, in the opinion of the Landlord reasonably arrived at, the Building or the essential portion described above, as the case may be, so damaged or destroyed cannot be rebuilt or made fit for the purposes of the respective tenants of such space within one hundred and eighty (180) days of the happening of the damage or destruction; then, the Landlord or Tenant may at its option (to be exercised by written notice to the other party within sixty (60) days following any such occurrence), elect to terminate this Lease. In the case of such election, the Term and the tenancy hereby created shall expire upon the thirtieth (30th) day after such notice is given, without indemnity or penalty payable by, or any other recourse against the Landlord, and the Tenant shall, within such thirty (30) day period, vacate the Premises and surrender them to the Landlord with the Landlord having the right to re-enter and repossess the Premises discharged of this Lease. If the Tenant is unable to occupy the premises following the destruction or damage, rent shall cease and abate absolutely as of and following the time and date of such destruction or damage

(b) If the Landlord is entitled to, but does not elect to terminate this Lease under Section 25(a) the Landlord shall, following such damage or destruction, diligently repair if necessary that part of the Building damaged or destroyed, but only to the extent of the Landlord's obligations under the terms of the

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various leases for premises in the Building and exclusive of any tenant's responsibilities with respect to such repair. If the Landlord elects to repair the Building, the Landlord may do so in accordance with plans and specifications other than those used in the original construction of the Building.

(c) Except in respect of abatement of Rent as provided for in Section 25(a) no claim for compensation or damages, direct or indirect, will be made by the Tenant by reason of the loss of use, inconvenience or otherwise arising from the necessity of repairing any portion of the Complex however the necessity may arise so long as any such repair to be carried out by the Landlord is carried out with reasonable diligence.

Section 26: Subleases

The Tenant shall not enter into, consent to, or permit any sublease of this Lease or its rights with respect to the Premises without prior written consent of the Landlord, which consent shall not be unreasonably withheld. The Tenant agrees to pay the Landlord a reasonable fee (with a minimum of $1,000.00) to reimburse the Landlord's costs related to the change in tenancy. The rights under this section do not apply to any sub tenant. No sublease shall be at a rate greater the Rent as set out in this Lease.

A sublease will not relieve the Tenant of any of its obligations under any part of this Lease.

Section 27: Assignment By Landlord

The Landlord shall have the unrestricted right to sell, lease, convey or otherwise dispose of all or any part of the Building or Lands or this Lease or any interest of the Landlord in this Lease. To the extent that the purchaser or assignee from the Landlord assumes the obligations of the Landlord under this Lease, the Landlord shall thereupon and without further agreement be released from all subsequent liability under this Lease.

Section 28: Defaults

An "Event of Default" shall occur whenever:

(a) any Rent is in arrears and is not paid within 5 (five) days after written demand by the Landlord;

(b) the Tenant has breached any of its obligations in this Lease (other than the payment of Rent) and:

(i) fails to remedy such breach within 10 (ten) days (or such shorter period as may be provided in this Lease) of the receipt of written notification of the alleged breach;

(ii) if such breach cannot be reasonably remedied within 10 (ten) days or such shorter period, the Tenant fails to commence to remedy such breach within such 15 days or shorter period or thereafter fails to proceed diligently to remedy such breach; in either case after notice in writing from the Landlord; or

(c) the Tenant becomes bankrupt or insolvent or takes the benefit of any statute for bankrupt or insolvent debtors or makes any proposal, assignment or arrangement with its creditors, or any steps are taken or proceedings commenced by any person for the dissolution, winding-up or other termination of the Tenant's existence or the liquidation of its assets; or

(d) the Tenant abandons or attempts to abandon the Premises or disposes of its goods so that there would not after such disposal be sufficient goods of the Tenant on the Premises subject to distress to satisfy Rent for at least 3 months, or the Premises become vacant and unoccupied for a period of 10 (ten) consecutive days or more without the consent of the Landlord.

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Section 29: Default Remedies

(a) If and whenever an Event of Default occurs, then without prejudice to any other rights which it has pursuant to this Lease or at law, the Landlord shall have the following rights and remedies which are cumulative and not alternative:

(i) on providing the Tenant with notice of the default, and allowing 10 (ten) days to remedy said default, to terminate this Lease whether or not the Landlord has, with respect to the same or another Event of Default, previously elected or pursued a right or remedy which is inconsistent with termination of this Lease;

(ii) to enter the Premises as agent of the Tenant and to relet the Premises for whatever term, and on such terms as the Landlord in its discretion may determine and to receive the Rent therefore and as agent of the Tenant to take possession of any property of the Tenant on the Premises, to store such property at the expense and risk of the Tenant or to sell or otherwise dispose of such property in such manner as the Landlord may see fit without notice to the Tenant; to make alterations to the Premises to facilitate their reletting; and to apply the proceeds of any such sale or reletting first, to the payment of any expenses incurred by the Landlord with respect to any such reletting or sale; second, to the payment of any indebtedness of the Tenant to the Landlord other than Rent; and third, to the payment of Rent in arrears; with the residue to be held by the Landlord and applied in payment of future Rent as it becomes due and payable. The Tenant shall remain liable for any deficiency to the Landlord. If any reletting extends for a period beyond the end of the Term, such reletting shall not constitute a termination of this Lease, but a reletting as agent of the Tenant up to the end of the Term and a letting thereafter by the Landlord for its own account;

(iii) to recover from the Tenant all damages, and expenses incurred by the Landlord as a result of any breach by the Tenant including, if the Landlord terminates this Lease, any deficiency between those amounts which would have been payable by the Tenant for the portion of the Term following such termination and the net amounts actually received by the Landlord during such period of time with respect to the Premises;

(iv) to remedy or attempt to remedy any default of the Tenant under this Lease for the account of the Tenant and to enter upon the Premises for such purposes. No notice of the Landlord's intention to perform such covenants need be given the Tenant unless expressly required by this Lease. The Landlord shall not be liable to the Tenant for any loss, injury or damage caused by acts of the Landlord in remedying or attempting to remedy such default and the Tenant shall pay to the Landlord all expenses incurred by the Landlord in connection with remedying or attempting to remedy such default; and

(v) to recover from the Tenant the full amount of the current month's Rent together with the next 3 month's installments of Rent, all of which shall immediately become due and payable as accelerated rent.

(b) Notwithstanding any provision of this Lease or any provision of applicable legislation, none of the goods and chattels of the Tenant on the Premises at any time during the Term shall be exempt from levy by distress for Rent in arrears, and the Tenant waives any such exemption. If the Landlord makes any claim against the goods and chattels of the Tenant by way of distress, this provision may be pleaded as an estoppel against the Tenant in any action brought to test the right of the Landlord to levy such distress.

(c) The Landlord has a duty to mitigate its damages.

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Section 30: Damages and Costs

The Tenant shall pay to the Landlord all reasonable damages and costs (including, without limitation, all legal fees on a solicitor and his client basis) incurred by the Landlord in enforcing the terms of this Lease, or with respect to any matter or thing which is the obligation of the Tenant under this Lease, or in respect of which the Tenant has agreed to insure, or to indemnify the Landlord. Landlord has sole discretion, acting reasonably, subject to arbitration.

Section 31: Non-Waiver

Any condoning, excusing or overlooking by either the Landlord or the Tenant of any default by the other at any time or times in respect of any obligation of the other herein will not operate as a waiver of the non-defaulting party's rights hereunder in respect of such default or so as to defeat or affect in any way the rights of the non-defaulting party in respect of any such continuing or subsequent default by the defaulting party. No waiver will be implied by anything done or omitted by a party. Any waiver of a particular default will not operate as a waiver of any subsequent or continuing default.

Section 32: Survival of Obligations

If the Tenant has failed to fulfill its obligations under this Lease with respect to the payment of Rent or the removal of improvements and fixtures from the Premises at the end of the Term, such obligations and the Landlord's rights in respect thereto shall remain in full force and effect notwithstanding the expiration, surrender or sooner termination of the Term.

Section 33: Subordination

(a) This Lease and all rights of the Tenant shall be subject and subordinate to any and all mortgages, charges or like security agreements arranged by the Landlord of its interest in the Building (the "Mortgages"). On request, the Tenant shall acknowledge in writing the subordination of this Lease and its rights under this Lease to any and all such Mortgages and to all advances made under such Mortgages, provided however, the Landlord has obtained a non-disturbance agreement in favour of the Tenant. The form of such subordination shall be mutually agreeable to the Landlord and Tenant.

(b) Within 10 days after written request by the Landlord, the Tenant shall deliver in a form supplied by the Landlord a statement or estoppel certificate to the Landlord as to the status of this Lease, including as to whether this Lease is unmodified and in full force and effect; the amount of Rent then being paid; and any other matters pertaining to this Lease as to which the Landlord shall request such statement or certificate, provided that in no event does such estoppel certificate adversely affect in any way the rights of the Tenant or its security of tenure.

Section 34: Rules and Regulations

The Tenant will observe and perform, and will cause its employees, agents, invitees and others over whom the Tenant can reasonably be expected to exercise control to observe and perform, the Rules and Regulations attached hereto as Schedule C and such other rules and regulations or amendments as may be made from time to time by the Landlord acting reasonably. The Tenant acknowledges that the Rules and Regulations, as from time to time amended or replaced, are not necessarily of uniform application but may be waived in whole or in part in respect of other tenants without affecting their enforceability with respect to the Tenant and the Premises, and may be waived in whole or in part with respect to the Premises without waiving them as to future application to the Premises, and the imposition of such Rules and Regulations will not create or imply any obligation of the Landlord to enforce them. In the event of any conflict between a provision of this Lease and any of the Rules and Regulations, the provision of this Lease will govern.

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Section 35: Registration

Neither the Tenant nor anyone claiming under the Tenant shall register this Lease.

Section 36: Notices

Any notice, consent or other instrument which may be or is required to be given under this Lease shall be in writing and shall be delivered in person or sent by registered mail postage prepaid, addressed: (a) if to the Landlord: #1700 - 543 Granville Street, Vancouver, B.C. V6C 1X8; and (b) if to the Tenant: the address set out in Section 1(b)(ii). Any such notice or other instrument shall be deemed to have been given and received on the day upon which personal delivery is made or, if mailed, then 48 hours following the date of mailing. Either party may give notice to the other of any change of address and after the giving of such notice, the address therein specified is deemed to be the address of such party for the giving of notices. If postal service is interrupted or substantially delayed, all notices or other instruments shall be delivered in person.

Section 37: Entire Agreement

This Lease, in conjunction with the Offer to Lease, sets forth the entire agreement between the Landlord and Tenant concerning the Premises and there are no agreements or understandings between them other than as are herein set forth. In the event of any conflict between the provisions of this Lease and the Offer to Lease, the provisions of this Lease shall prevail. Subject to Section 34, this Lease may not be modified except by agreement in writing executed by the Landlord and Tenant.

Section 38: Overholding

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one hundred and fifty percent (150%)

If the Tenant remains in possession of the Premises after the end of the Term with the consent of the Landlord but without having executed and delivered a new lease or an agreement extending the Term, there shall be no tacit renewal of this Lease, and the Tenant shall be deemed to be occupying the Premises as a Tenant from month to month at a monthly Rent payable in advance on the first day of each month equal to ~~double~~ the monthly amount of Rent payable during the last month of the Term, and otherwise upon the same terms as are set forth in this Lease, so far as these are applicable to a monthly tenancy.

Section 39: Housekeeping

The Tenant shall permit window cleaners to clean the windows of the Premises during normal business hours.

Section 40: Execution

The Tenant confirms and agrees that this Lease has been executed by its authorized signatories and that if only one signatory has signed this Lease, the Tenant is authorized by its articles of incorporation or other constating documents to execute leases by such sole authorized signatory and if this Lease is not executed under seal by the Tenant, the Tenant is authorized by its articles of incorporation or other constating documents to execute leases without a seal.

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IN WITNESS WHEREOF the Landlord and Tenant have signed this Lease under seal.

RDJ Holdings Ltd.

(The Landlord)

Per: ______________________
Authorized Signature

Timmins Gold Corp.

(The Tenant)

TIMMINS GOLD CORP. SEAL

Per: ______________________
Authorized Signature

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SCHEDULE A - Premises

#1900, 570 Granville St.

570 Granville Street – Penthouse – 4,060 sq. ft.

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SCHEDULE B – Operating Costs

The Tenant will pay their Proportionate Share of the Building's Operating Costs.

Operating Costs means any amount paid or payable, without duplication, whether by the Landlord or by others on behalf of the Landlord for maintenance, operation, repair, and administration of the Building and for services provided to Tenants, including without limitation:

(a) The cost of insurance which the Landlord is obligated or permitted to obtain under this Lease and any deductible amount applicable to any claim made by the Landlord under such insurance;

(b) The cost of security, supervision and traffic control, janitorial, landscaping, window cleaning, garbage removal, snow removal services and relamping;

(c) The cost of heating, ventilation and air-conditioning (provided during normal business hours);

(d) The cost of all fuel, steam, water, electricity, telephone and other utilities used in the maintenance, operation or administration of the Building, including charges and imposts related to such utilities to the extent such costs, charges and imposts are not recovered from other Tenants;

(e) Salaries, wages and other amounts paid or payable for all personnel involved in the repair, maintenance, operation, security, supervision or cleaning of the Building, including fringe benefits, unemployment and workmen's compensation insurance premiums, pension plan contributions and other employment costs and the cost of engaging contractors for the repair, maintenance, security, supervision or cleaning of the Building;

(f) fees and expenses of accountants, lawyers and other professionals pertaining to services performed relating to the Building;

(g) The costs: (i) of repairing, operating and maintaining the Building and the equipment serving the Building and of all replacements and modifications to such equipment, including those made by the Landlord in order to comply with laws or regulations affecting the Building; (ii) incurred by the Landlord in providing and installing energy conservation equipment or systems and life safety systems; (iii) incurred by the Landlord to make alterations, replacements or additions intended to reduce operating costs, improve the operation of the Building or maintain its operation as a first class office building; and (iv) incurred to replace machinery or equipment which by its nature requires periodic replacement; all to the extent that such costs are fully chargeable in the Fiscal Year in which they are incurred in accordance with sound accounting principles;

(h) The cost of the rental of all equipment, supplies, tools, materials and signs;

(i) All costs incurred by the Landlord in contesting or appealing Taxes or related assessments including legal appraisal and other professional fees, and administration and overhead costs;

(j) All taxes, local improvement or similar rates, duties, assessments or charges, municipal realty taxes, water taxes, school taxes, and any other taxes, rates, duties, assessments or charges both general and special levied or imposed upon or in respect of the Building, or any portion thereof, including business and Capital Taxes fairly attributable to the Building, but not including income or profits taxes levied upon the Landlord.

(k) Depreciation or amortization of the Operating Costs as determined by the Landlord in accordance with sound accounting principles, if such costs have not been charged fully in the Fiscal Year in which they are incurred;

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(l) A fee for the administration and management of the Building equal to an amount which the Landlord might reasonably pay to a third party for the administration and management of the Building.

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SCHEDULE C - RULES AND REGULATIONS

1. The sidewalk, entry passages, elevators, fire escapes, common stairways and Common Facilities will not be obstructed by any of the tenants or used by them for any other purpose other than for ingress and egress to and from their respective premises. Tenants will not place or allow to be placed in the Building corridors or public stairways any waste paper, dust, garbage, refuse or anything whatever that would tend to make them unclean or untidy.

2. The skylights and windows that reflect or admit light into passageways and Common Facilities of the Complex will not be covered or obstructed by any of the tenants, and no awnings will be put up, without the written consent of the Landlord.

3. The water-closets and other water apparatus will not be used for any purpose other than those for which they were constructed, and no sweepings, rubbish, rags, ashes or other substances will be thrown therein. Any damage resulting by misuse will be borne by the tenant by whom or by whose agents, servants or employees the same is caused. Tenants will not let the water run unless in actual use, nor will they deface any part of the Common Facilities or the Complex.

4. Tenants will not do or permit anything to be done in their premises or bring or keep anything therein which will in any way increase the risk of fire, or obstruct or interfere with the rights of other tenants, or violate or act at variance with the laws relating to fires or with the regulations of the Fire Department or the Board of Health.

5. No tenant, its clerks or servants, will make or commit any improper noises in the Building, lounge about doors or corridors or interfere in any way with other tenants or those having business with them.

6. Nothing will be thrown by any tenant, its clerks or servants, out of windows or doors, or down the passages, elevator shafts or skylights of the Building.

7. No birds or animals (except service animals) will be kept in or about the premises of any tenant nor will any tenant operate, or permit to be operated, any musical or sound producing instrument or device inside or outside the premises of any tenant which may be heard outside such premises.

8. No one will use the premises of any tenant for sleeping apartments or residential purposes, or for the storage of personal effects or articles other than those required for business purposes, nor will the tenant permit any cooking on the premises.

9. The Landlord will have the right:

   (a) to require all persons entering or leaving the Building during such hours as the Landlord may reasonably determine, to identify themselves to a watchperson or security officer by registration or otherwise establish their right to enter or leave; and

   (a) to exclude or expel any peddler or beggar at any time from any premises or the Building.

10. It will be the duty of each tenant to assist and co-operate with the Landlord in preventing injury to such tenant's premises, and premises demised to other tenants.

11. The Tenant shall limit the number of persons using the Premises to a maximum of one (1) person for each two hundred rentable square feet.

12. No inflammable oils or other inflammable, dangerous or explosive materials will be kept on the outside of window sills or projections.

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13. Furniture, effects and supplies will not be taken into or removed from any premises, except at such time and in such manner as may be previously approved by the Landlord.

14. The Tenant shall not receive or ship articles of any kind except through facilities and designated doors and at reasonable hours designated by the Landlord and under the supervision of the Landlord.

15. Hand trucks, carryalls or similar appliances shall only be used in the Building with the consent of the Landlord and shall be equipped with rubber tires, slide guards and other such safeguards as the Landlord requires.

16. No bicycles or other vehicles will be brought within the Building except in the Parking Facilities, and then only in accordance with the Landlord's or parking garage operator's regulations.

17. Business machines, filing cabinets, heavy merchandise or other articles liable to overload, injure or destroy any part of the Building will not be taken into it without the written consent of the Landlord and the Landlord will in all cases retain the right to prescribe the weight and proper position of all such articles and the ways, means and times and routes for moving them into or out of the Building; the cost of repairing any damage done to the Building by such moving or by keeping any such articles on any premises will be paid by the tenant causing such damage (save in respect of Insured Damage).

18. Tenants will not place any additional lock upon any door of the Building without the written consent of the Landlord (except in the case of vaults or other security areas which the Tenant may reasonably designate).

19. Tenants will give the Landlord prompt notice of any accident to or any defect in the plumbing, heating, air-conditioning, mechanical or electrical apparatus or any other part of the Building.

20. Only persons authorized by the Landlord, acting reasonably, will be permitted to deliver or to use the elevators in the Building for the purpose of delivering food or beverages to any premises.

21. The lining of all window drapes facing the interior surface of exterior windows will be subject to the prior approval of the Landlord as to colour and material and a tenant will not hang and will remove any draperies which in the Landlord's opinion do not conform to any uniform scheme of window coverings established for the Building.

22. In order to maintain the high character and uniqueness of the Complex, the Landlord will have the absolute right to designate the kind, type and colour of any interior drapes or wall coverings or hangings which the tenants desire to place on any wall or window and to designate the location, kind and colour of any partitions which are visible from outside the premises.

23. Each Tenant will take all steps as reasonably required by the Landlord from time to time to ensure that no employees of the Tenant or others on the Premises from time to time use any Common Facilities for the purpose of smoking.

24. The Landlord will have the right to make such other and further reasonable rules and regulations, not inconsistent with the provisions of this Lease, as in its reasonable judgment may from time to time be necessary for the safety, care, cleanliness and appearance of any premises and the Complex in keeping with the existing standards in and of the Complex, and for the preservation of good order therein, and the same will be kept and observed by all tenants, their clerks and servants.

25. No Tenant will place any debris, garbage, trash or refuse or permit same to be located or left in or upon any part of the Complex, other than in a location provided by the Landlord specifically for

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such purpose, and the Tenant shall not allow any undue accumulation of any debris, garbage, trash or refuse in or around the Complex.

26. Building amenities are for the use of the Tenant and its employees only.

26. The Tenant will not carry on any business or do or suffer any act or thing which may constitute or result in a nuisance to the Landlord or to other tenants of the Complex, or do or suffer any waste or damage to the Premises or the Building.

27. The Tenant will comply with any measures the Landlord or any legislative authority may from time to time introduce to conserve or to reduce consumption of energy or to reduce or control other Operating Costs or pay as Additional Rent the cost, to be estimated by the Landlord acting reasonably, of the additional energy consumed by reason of any non-compliance. The Tenant will also convert to whatever system or units of measurement of energy consumption the Landlord may from time to time adopt.

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6. SCHEDULE E – TENANT IMPROVEMENTS

The Landlord shall pay the Tenant, as a contribution towards the cost of the Landlord Improvements installed by or on behalf of the Tenant, the sum of Ten Dollars ($10.00) multiplied by the rentable area of the Premises plus HST. Such contribution shall be payable to the Tenant after the Leasehold Improvements have been installed and fully paid for by the Tenant and the Tenant has furnished evidence satisfactory to the Landlord of such installation and payment, such evidence to include a statutory declaration of the Tenant or its approved contractor as to the non-existence of any liens. The Tenant may apply the improvement allowance to telephone and network cabling and electrical within the premises.

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CONTRATO DE ARRENDAMIENTO CELEBRADO ENTRE INMOBILIARIA CANORAS, S.A. DE C.V., REPRESENTADA EN ESTE ACTO POR EL ING. FRANCISCO ERNESTO SALAZAR SERRANO EN ADELANTE DENOMINADO EL "ARRENDADOR" Y POR OTRA PARTE MOLIMENTALES DEL NOROESTE, S. A. DE C. V. REPRESENTADA POR EL C.P. MIGUEL ANGEL BONILLA MEZA, EN ADELANTE DENOMINADO EL "ARRENDATARIO", DE CONFORMIDAD CON LAS SIGUIENTES DECLARACIONES Y CLÁUSULAS:

DECLARACIONES:

I.- EL "ARRENDADOR" DECLARA A TRAVES DE SU REPRESENTANTE LEGAL QUE:

A) Es una sociedad legalmente constituida según Escritura Pública N° 1636, Vol. 104, expedida el día 09 de Marzo de 1993, ante la fe del Notario Público N° 5, Lic. Prospero Soto Wendlandt, debidamente inscrita en el Registro Público de Comercio de Hermosillo, Sonora, México, bajo el Número 7747, Vol. 19, Libro I.

B) Es propietario legítimo de un inmueble en pleno dominio y posesión, con superficie aproximada de 10,308.208 M² ubicado en Blvd. Solidaridad No. 335, en Hermosillo, Sonora, según consta en Escritura Pública N° 27,036, expedida el día 12 de septiembre del 2007, otorgada ante la fe del Notario Público N° 28, Lic. Salvador Corral Martinez de Hermosillo, Sonora, debidamente inscrita en el Registro Público de la Propiedad y Comercio bajo el Número 384,130, Vol. 18459, Sección Registro Inmobiliario, Libro I, con fecha del 29 de febrero de 2008, que se agrega al presente Contrato como apéndice "A".

C) Que sobre cierta área del predio urbano, a que se hace mención en el inciso anterior, se ha construido **LAS PALMAS CENTRO DE NEGOCIOS** y es materia del arrendamiento que en este acto se contrata el siguiente bien: Local para oficinas corporativas con una superficie de 305.25M². marcado con el No. 3 del Nivel Planta Baja dentro del Edificio "A".

D) Manifiesta el ARRENDADOR que tiene la libre disponibilidad del bien materia de este Contrato sin limitaciones ni responsabilidades de naturaleza civil, mercantil, fiscal o laboral, salvo los que impone el reglamento de condominios.

E) Que en el bien inmueble identificado como **LAS PALMAS CENTRO DE NEGOCIOS** mencionado en la anterior declaración "C", su representada ha construido y acondicionado un área de estacionamiento. Por virtud del presente contrato, el Arrendador concede al Arrendatario el uso exclusivo y gratuito de 6 (seis) cajones de estacionamiento, los cuales serán asignados por el Arrendador.

F) Que es su deseo dar en arrendamiento el inmueble señalado en la declaración "C" del presente Contrato, por un período de por lo menos 2 (dos) años, obligatorios para ambas partes, con sujeción a los términos y condiciones contenidas en este documento, incluyendo el derecho de usar los cajones de estacionamiento mencionados en la anterior declaración "E".

G) Que cuenta con los permisos de las autoridades correspondientes para destinar el bien inmueble a los fines previstos en este Contrato, y no existe, respecto del mismo, declaratoria que, conforme a la Ley General de Asentamientos Humanos, lo afecten de provisiones, usos, reservas, destinos previstos o puestos al objeto que se pacta.

H) Que se encuentra inscrita en el Registro Federal de Contribuyentes, bajo clave **ICA-930311-3AA** y que para constancia de lo anterior, entrega al ARRENDATARIO en este acto, copia de su correspondiente cédula de inscripción.

I) **El ING. FRANCISCO ERNESTO SALAZAR SERRANO** tiene el poder suficiente para celebrar el presente Arrendamiento y obligar a su representada en los términos del mismo, según lo acredita con copia de Escritura Pública N° 1,636 adjunta al presente como apéndice "A", el cual forma parte

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integrante de este Contrato de Arrendamiento y que dicho poder no le ha sido revocado ni limitado en manera alguna.

II.- **EL "ARRENDATARIO" DECLARA A TRAVES DE SU REPRESENTANTE LEGAL QUE:**

A) Es una sociedad anónima de capital variable debidamente constituida mediante Escritura Pública N° 9,720 expedida el día 21 de agosto de 2006, otorgada ante la fe del Notario Público N° 46 de Hermosillo, Sonora, Lic. Romelia Ruiz Cazares de Gutierrez.

B) Que conoce la ubicación donde se localizan los locales arrendados, objeto de este Arrendamiento.

C) Desea celebrar este arrendamiento con el fin de que se le otorgue el uso de los locales arrendados por un periodo de por lo menos 2 (dos) años, obligatorios para ambas partes, conforme a los términos y condiciones de este Arrendamiento.

D) El objetivo de celebrar este Arrendamiento es instalar y operar oficinas corporativas.

E) Que señala como su domicilio, para efectos de este contrato, el ubicado en Blvd. Navarrete No.125 Interior 12, Colonia Valle Verde en Hermosillo, Sonora.

F) El C.P. MIGUEL ANGEL BONILLA MEZA tiene plenos poderes para celebrar este Arrendamiento y para obligar a su representada en los términos del presente, según se evidencia con copia de la Escritura Pública N° 4,729 Volumen 117 expedida en la Notaria No. 35 de la ciudad de Hermosillo, Sonora, por el Lic. Maria Luisa Lizárraga García en el día 12 de diciembre del 2007, donde consta el nombramiento y las facultades del C.P. MIGUEL ANGEL BONILLA MEZA en los términos y condiciones que ahí se precisan, el cual forma parte integrante de este Contrato y que dichos poderes no han sido limitados ni revocados.

CLÁUSULAS

CLÁUSULA I.- OBJETO DEL CONTRATO.

El ARRENDADOR da en arrendamiento al ARRENDATARIO, quien recibe en tal carácter el bien identificado en la Declaración I, inciso "C" del presente, con todo cuanto de hecho y por derecho corresponde el inmueble referido, la cual se tiene por reproducida aquí como si se insertase a la letra.

EL ARRENDADOR entregará al ARRENDATARIO el local arrendado, cumpliendo todas y cada una de las características y especificaciones físicas, estructurales y técnicas propias del inmueble.

CLÁUSULA II.- DURACIÓN.

La duración del presente arrendamiento será de 2 (dos) años los cuales serán obligatorios para ambas partes.
El arrendamiento se iniciara a partir de 1 de Enero del 2014 y finalizara el 31 de Diciembre de 2015.

CLÁUSULA III.- TERMINACIÓN.

Durante la vigencia del plazo obligatorio para el ARRENDADOR, el ARRENDAMIENTO terminará mediante el aviso por escrito con sesenta (60) días de anticipación, concluido el plazo obligatorio para el ARRENDADOR. El ARRENDATARIO devolverá el bien en las mismas condiciones que lo recibió salvo el desgaste por el uso normal del mismo, para cuyo efecto renuncia a la prórroga del arrendamiento, prevista en el Artículo 2763 del mismo ordenamiento Código Civil del Estado de Sonora.

En caso de que el ARRENDATARIO desee dar por terminado el presente Contrato con posterioridad al periodo forzoso inicial, deberá dar aviso por escrito al ARRENDADOR con un mínimo de tres meses de anticipación. El ARRENDATARIO tendrá la preferencia al finalizar el periodo de arrendamiento para rentar el espacio mencionado en este Contrato y los cajones de estacionamiento, por un periodo

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adicional para lo cual se renovará con las condiciones y plazo que llegado su momento se negocien entre ambas partes; en el entendido de que el importe de la renta, será incrementado en las mismas proporciones que durante el periodo obligatorio relacionados con este contrato, es decir, aplicando el Índice Nacional de Precios al Consumidor.

De no llegar ambas partes a un acuerdo en las condiciones del Contrato de Arrendamiento por el periodo adicional, el ARRENDATARIO tendrá derecho a seguir utilizando los bienes arrendados por un periodo que no será mayor de 6 (seis) meses a partir del vencimiento del Contrato original.

Mientras el ARRENDATARIO haga uso de los bienes arrendados, de acuerdo al derecho que ésta cláusula le otorga, pagará renta en las mismas bases y condiciones. En caso de que el ARRENDATARIO dé por terminado el presente Contrato antes del vencimiento de los 2 (dos) años de ARRENDAMIENTO obligatorio, el ARRENDATARIO deberá pagar una pena convencional equivalente al monto de la renta por el periodo restante para cumplir el plazo del primer término forzoso para ambas partes.

CLAUSULA IV.- RESPONSABILIDADES LEGALES.

Serán bajo la exclusiva responsabilidad legal y económica y de cualquier otra naturaleza, las relaciones laborales que surjan entre el ARRENDATARIO y el personal o trabajadores de cualquier carácter o categoría que llegue a contratar durante la vigencia de este arrendamiento, por lo que el ARRENDADOR será totalmente ajeno y sin ninguna clase de responsabilidades, respecto de dicho personal o trabajadores.

El ARRENDADOR no será responsable de los daños o deterioros que puedan sufrir los documentos, objetos, valores o equipos propiedad de la Arrendataria o bajo su custodia que se encuentren en la Superficie Arrendada o en el área de estacionamientos dentro del centro de negocios en caso de robo, asalto, accidentes, incendio, riñas o guerras.

CLÁUSULA V.- RENTA.

El ARRENDATARIO pagará al ARRENDADOR por los locales arrendados, la suma de $52,591.76 pesos mensuales (**SON CINCUENTA Y DOS MIL QUINIENTOS NOVENTA Y UN PESOS 76/100 M.N.**), a la cantidad anterior habrá que agregar el Impuesto al Valor Agregado correspondiente o en su caso el impuesto que lo sustituya, y además el impuesto o impuestos que en el futuro cause el Arrendamiento y sean legalmente repercutibles al ARRENDATARIO por ley, mismos que el ARRENDATARIO pagará al ARRENDADOR por mensualidades adelantadas y durante los 05 (cinco) primeros días naturales de cada mes, en el mismo inmueble materia de este Arrendamiento o en la cuenta bancaria designada por el ARRENDADOR, siendo que el depósito en firme hará prueba plena del pago de las rentas correspondientes.

Las partes convienen que la obligación del ARRENDATARIO, de pagar la renta mensual que se menciona en el párrafo anterior, iniciará a partir de la fecha en que se entregue por parte del ARRENDADOR misma que se indica en la Cláusula II.

Si el pago de la renta es realizado después de los 5 (cinco) primeros días naturales de su correlativo mes, el ARRENDATARIO por dicha mora, se obliga a pagar al ARRENDADOR un interés moratorio equivalente al 1.5 veces del TIIP sobre el importe de cada pensión rentaria insoluta ajustada en los términos de la Cláusula siguiente, y para todo el tiempo que permanezca en mora, sin que esto implique renuncia alguna a la facultad que, para tal supuesto, el ARRENDADOR tendría de exigir el pago puntual de la renta, rescindir este Contrato de Arrendamiento.

Aunque el ARRENDADOR reciba potestativamente las rentas en fecha distinta a la estipulada o admita abonos a cuenta de las mismas, no se considerará modificado o novado este Contrato ni en cuanto a sus términos, ni en cuanto a su forma de pago.

CLÁUSULA VI.- INCREMENTOS AL MONTO DE LA RENTA.

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El monto de la renta pactada en la cláusula que antecede, se incrementará en los meses de Enero de cada año, a partir de la fecha de iniciación de este Arrendamiento y se tomará como base el 100% de la variación que haya tenido el Índice Nacional de Precios al Consumidor determinados por el Instituto Nacional de Estadística y Geografía e Informática (INEGI) durante cada periodo.

Asimismo, si los índices aplicables no pudieran conocerse en la fecha en la que debe causarse el incremento, el ARRENDATARIO pagará la renta con base en el importe anterior, a reserva de cubrir el incremento tan pronto se conozcan dichos índices. Estos incrementos se aplicarán en todo caso que el ARRENDATARIO continúe en posesión del Bien Arrendado.

CLÁUSULA VII.- IMPUESTOS Y DERECHOS.

Serán por cuenta del ARRENDATARIO, los derechos por conexión, contratación y consumo del servicio de agua que se consuma en el bien arrendado, el Impuesto al Valor Agregado que se cause con motivo de este arrendamiento y los impuestos y derechos que, en su caso, generen los anuncios que instalen en el inmueble.

Serán por cuenta del ARRENDADOR, los impuestos prediales que cause el inmueble, y los otros impuestos, aportaciones, derechos, aprovechamientos o contribuciones por mejoras, que correspondan al propio inmueble.

En el supuesto de que exista algún adeudo por los servicios mencionados en el primer párrafo o cualquier otro que se haya causado con anterioridad a la fecha en que el ARRENDATARIO haya recibido el local y se requiera su liquidación, el ARRENDADOR conviene que el ARRENDATARIO proceda si así lo decide, a hacer el pago y de descontarlo del monto de la renta que le corresponda pagar.

CLÁUSULA VIII.- SERVICIOS.

El ARRENDATARIO se obliga a contratar y cubrir por su cuenta, el costo de los servicios de manera mensual que por teléfono, teleproceso, radiocomunicación, electricidad, vigilancia, aseo y demás que reciba en el bien arrendado y a cubrir la cuota correspondiente de los servicios de manera mensual de las áreas comunes incluyendo el estacionamiento y los conexos, similares o sustitutos de los enunciados y a liberar al arrendador de cualquier responsabilidad por tales conceptos, durante la vigencia del arrendamiento. A su vez el ARRENDADOR se obliga a proporcionar en cuanto sea requerido por el ARRENDATARIO, los antecedentes, datos y elementos para la contribución y operación de los referidos servicios. Es práctica común del Arrendador, hacer entrega junto con la Factura mensual de los servicios comunes correspondiente al Arrendatario, anexar un cuadro con a manera de soporte con el cálculo indicando la manera en que mes a mes ha sido aplicado el prorrateo de los importes generados en ese periodo para tranquilidad y transparencia del arrendatario. Por lo anterior, la generación de esa factura mensual de los servicios comunes mensuales, corresponde a los importes arrojados por ese cuadro mes a mes.

Asimismo en el inmueble motivo del arrendamiento, existen unidades tipo Schiller que forman parte del servicio de aire acondicionado del edificio, siendo por cuenta del Arrendatario y proporcionalmente al área arrendada del inmueble los gastos de energía eléctrica de dicho servicio, así como los mantenimientos preventivos y correcciones menores de las unidades manejadoras ubicadas dentro del local materia de este contrato.

El local arrendado cuenta ya con un servicio contratado por CFE, será responsabilidad del ARRENDATARIO pagar el servicio que se genere de luz a partir de la fecha que ocupe el local, y si así le conviene hacer el cambio de razón social del mismo recibo.

CLÁUSULA IX.- CESIÓN-SUBARRENDAMIENTO.

El ARRENDADOR faculta al ARRENDATARIO a subarrendar única y exclusivamente a empresas pertenecientes al miso Grupo Empresarial del cual forma parte el ARRENDATARIO, en todo o en partes el Bien Materia de este arrendamiento y a ceder total o parcialmente los derechos derivados del mismo, en tales casos, el ARRENDATARIO continuará siendo responsable ante el ARRENDADOR,

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del cumplimiento de las obligaciones que contrae por este Contrato, como si continuara en el uso y goce del bien.

El ARRENDADOR estará facultado para ceder, en todo o en parte sus derechos y obligaciones bajo este Contrato, por lo cual el ARRENDATARIO otorga al ARRENDADOR la autorización necesaria para llevar a cabo las cesiones que considere convenientes.

Asimismo, el ARRENDADOR queda expresamente facultado para garantizar sus obligaciones presentes o futuras con derechos derivados del presente Contrato.

CLÁUSULA X.- DESTINO DEL INMUEBLE.

El objetivo de celebrar este Arrendamiento es instalar y operar en el local objeto de este contrato, como oficinas corporativas.

CLÁUSULA XI.- MODIFICACIONES AL LOCAL ARRENDADO.

El ARRENDADOR faculta expresamente a el ARRENDATARIO para que, por sí o por medio de terceras personas, realice en el Bien Materia de este arrendamiento, todas las obras, adaptaciones, modificaciones o instalaciones necesarias para la operación, adecuado uso y funcionamiento del bien arrendado, sin modificar ni afectar la estructura del inmueble y que en todo caso serán consideradas mejoras útiles, el ARRENDADOR se obliga a proporcionar a el ARRENDATARIO, con la oportunidad y diligencias posibles, los datos, informes y antecedentes que al efecto le requiera el ARRENDATARIO, para tales fines y para la obtención de las licencias y permisos de las autoridades, El ARRENDADOR autoriza a el ARRENDATARIO para colocar, en el lugar determinado para tal efecto, los equipos e instalaciones necesarias para los sistemas de aire acondicionado o similares, así como las antenas para el funcionamiento de aparatos de radio comunicación o electrónicos. Modificaciones y adaptaciones que se harán del conocimiento del ARRENDADOR.

Serán a cargo del ARRENDATARIO los salarios, indemnizaciones, riesgos profesionales o cualquier otra obligación o prestación derivada de la Ley Federal del Trabajo o del Seguro Social que derive de la contratación de operarios, obreros, trabajadores y demás empleados para la operación de los trabajos de acondicionamiento que realice en el local.

Queda expresamente convenido que al término del arrendamiento, el ARRENDATARIO podrá retirar del bien arrendado, o dejar en el mismo a su arbitrio, todas las partes de las obras, adaptaciones o modificaciones e instalaciones, aparente u ocultas que haya realizado, aún cuando hubieran quedado adheridas permanente o semipermanentemente al inmueble. Si el ARRENDATARIO retira el total de las obras, adaptaciones o instalaciones realizadas, deberá restaurar el inmueble a su estado original, si sólo retira parte de las mismas, el lugar del bien en el que haya sido realizadas o instaladas deberá quedar asimismo restaurado al estado en el que se encontraba dicho lugar al inicio del Contrato, y en todo caso, con el solo deterioro y demérito que corresponda a su uso normal y adecuado del bien arrendado.

Al efecto de realizar las obras, adaptaciones, modificaciones e instalaciones referidas en las cláusulas que anteceden, el ARRENDATARIO podrá disponer desde luego del bien materia de este arrendamiento y acceder libremente al mismo, por medio de su propio personal o de terceros a quienes encomienda su realización.

El ARRENDADOR hará entrega del **Reglamento sobre las Adecuaciones y Modificaciones de Las Palmas Centro de Negocios al Inmueble** al ARRENDATARIO a la firma del presente contrato en donde se señala las especificaciones, reglamentaciones y condiciones de cómo trabajar al interior del Centro de Negocios, por lo que el ARRENDATARIO acusa de recibido en este mismo contrato, el cual el ARRENDATARIO se compromete a cumplir en su totalidad a fin de que el proceso de adecuación del local arrendado, no interfiera con la operación de otros ARRENDATARIOS ni con la operación del Centro de Negocios mismo.

CLÁUSULA XII.- REPARACIONES Y CONSERVACIÓN DEL LOCAL ARRENDADO.

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El ARRENDADOR: Previo aviso por escrito del ARRENDATARIO, procederá diligentemente a realizar las reparaciones necesarias a "EL EDIFICIO", relacionadas con defectos estructurales del bien arrendado y demás vicios ocultos que se deriven de la construcción, entendiéndose como tales únicamente techos, cimientos y muros exteriores. En el caso aquí previsto, el ARRENDADOR, no asume obligación alguna a menos de que el ARRENDATARIO le haya notificado de inmediato del defecto en cuestión. El ARRENDADOR no será responsable, ni se obliga a la reparación por los daños causados por el uso normal del inmueble, ni a aquellos daños causados por negligencia, acción u omisión de sus empleados, apoderados, invitados, clientes o contratistas.

EL ARRENDATARIO: Se obliga a realizar a su costa todas las reparaciones a los daños que sufran únicamente el bien arrendado, distintas de aquellas relacionadas con defectos estructurales, entendiéndose como tales únicamente techos, cimientos y muros exteriores, y demás defectos y vicios ocultos que deriven de la construcción.

EL ARRENDATARIO recibe el local materia del presente Arrendamiento en buenas condiciones, por lo que se obliga a mantener siempre en óptimas condiciones dicho local y a efectuar las reparaciones de poca importancia, que regularmente son causados por las personas que habitan el local y aquellas que con motivo del objeto a que se está asignando el local tienen que visitar el local Arrendado.

CLÁUSULA XIII.- SEGURO DE DAÑOS.

El ARRENDATARIO se obliga a contratar y mantener en vigor todo el tiempo que dure el Contrato de Arrendamiento, un seguro que cubra Responsabilidad Civil Arrendatario, sus Instalaciones y acabados propiedad del ARRENDADOR en el bien arrendado, la cual se anexará al presente como Apéndice "C" y forma parte integral del mismo.

El ARRENDATARIO responde de incendio, a no ser que provenga de vicios de construcción, tampoco responderá si se comunicó de otra parte y tomó las precauciones necesarias para evitar que el fuego se propagara, por lo que se obliga a instalar en los locales extinguidores, para prevenir incendios, los cuales serán retirados del inmueble al terminarse el arrendamiento.

Cuando son varios los ARRENDATARIOS y no se sabe dónde comenzó el incendio, todos son responsables proporcionalmente a la renta que paguen y si el ARRENDADOR ocupa parte del bien, también responderá proporcionalmente a la renta que a esta fijen peritos. Si se prueba que el incendio comenzó en la localidad arrendada de uno de los inquilinos, solamente ese será el responsable. Si alguno de los ARRENDATARIOS prueba que el fuego no pudo comenzar en la parte que ocupa, quedará libre de responsabilidad.

CLÁUSULA XIV.- DERECHOS DE INSPECCIÓN POR EL ARRENDADOR.

El ARRENDADOR y sus gentes tendrán derecho a entrar al local arrendado en días y horas hábiles con el objeto de examinar o inspeccionar el mismo, y dicho examen se hará sin entorpecer las operaciones que lleve a cabo en el local el ARRENDATARIO, y con una periodicidad no mayor de una vez por trimestre, a fin de ejercer este derecho el ARRENDADOR tendrá que dar aviso por escrito al ARRENDATARIO 3 días hábiles anteriores al día solicitado para la visita.

CLÁUSULA XV.- RESCISIÓN.

El arrendador podrá dar por rescindido este contrato, por las siguientes causas:
1. Falta de pago de la renta convenida, por más de dos meses consecutivos.

2. Porque el ARRENDATARIO destine el bien arrendado a fines distintos de los previstos en la cláusula novena.

3. El que se inicie un procedimiento de quiebra o suspensión de pagos en contra del ARRENDATARIO.

4. El nombramiento de un síndico o interventor que tome posesión de todas o sustancialmente todos los activos del ARRENDATARIO.

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5. El embargo, ejecución u otra afectación judicial de todos o substancialmente todos los activos del ARRENDATARIO.

6. Que el ARRENDATARIO no cubra los gastos y demás erogaciones a su cargo en los términos de este contrato.

7. Incumpla con cualquiera otra de las obligaciones contenidas en el presente contrato o incurra en incumplimiento que conforme a la Ley deba ser causal de rescisión de este contrato.

8. Si el ARRENDATARIO abandona el local arrendador por un periodo que exceda de cuatro meses sin causa razonable.

A su vez, el ARRENDATARIO, podrá dar por rescindido el presente contrato por las siguientes causas:

1. Porque, por culpa del ARRENDADOR, se impida el uso total o parcial del bien arrendado.

2. Por expropiación de todo o parte del bien, o su enajenación del remate judicial.

3. Por la realización de obras públicas o privadas, que impidan o limiten el acceso o disponibilidad del bien, o a juicio del ARRENDATARIO, afecten su buena imagen.

CLÁUSULA XVI.- PENAS Y MULTAS.

Si el ARRENDADOR terminará el presente Arrendamiento por que sucedan los eventos anteriores, el ARRENDATARIO deberá pagar una pena convencional equivalente a 12 (doce) meses de renta, más cualquier pago que se deba con anterioridad a dicha terminación.

En caso de litigio o controversia entre el ARRENDADOR y el ARRENDATARIO relativo a los derechos, obligaciones y deberes de cada una de las partes conforme al presente, los honorarios legales y gastos que se deriven serán cubiertos por la parte que no prevalezca.

Asimismo, se conviene expresamente que, en el supuesto de que por cualquier causa imputable al ARRENDADOR, el ARRENDATARIO sea privado del uso, goce o posesión del local, conforme a los términos de este Contrato, el ARRENDATARIO puede dar por terminado este Contrato sin responsabilidad alguna de su parte, el ARRENDADOR le resarcirá los daños y perjuicios que se le ocasione.
Para el cálculo de los daños y perjuicios a los que se refiere el párrafo anterior, se deberán considerar, entre otras cosas, todos y cada uno de los gastos que haya realizado el ARRENDATARIO para el acondicionamiento del local, para el establecimiento y operación a que se destinen los locales.

CLÁUSULA XVII.- FUERZA MAYOR.

Si cualquiera de las partes fallare en el cumplimiento de sus obligaciones este contrato por causa de fuerza mayor, dicha parte no será responsable por pérdidas o daños por su incumplimiento y la otra parte no será relevada del cumplimiento de sus obligaciones si no fuere igualmente afectada por la fuerza mayor.

Fuerza mayor significará cualquier periodo de demora ocasionado por caso fortuito, disposiciones y órdenes legales o gubernamentales, explosión por terceros, alborotos populares, guerra (declarada o no) y cualesquier otras contingencias o demoras originadas por causas fuera del control de las partes.

El ARRENDATARIO estará liberado de la obligación de pagar las rentas convenidas, reanudándose su obligación de pagarles a partir de la fecha en que el local haya sido reconstruido, ocupado y usado nuevamente por el ARRENDATARIO. En este caso, la vigencia del Contrato se ampliará por un periodo igual al que permanezca cerrado, no se pueda ocupar o se encuentre en condiciones que imposibiliten el adecuado uso del local.

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CLAUSULA XVIII.- ANUNCIOS

El ARRENDATARIO podrá colocar única y exclusivamente los emblemas, logotipos, letreros y anuncios con su denominación y/o razón social en el directorio localizado en el vestíbulo de la planta baja.

El ARRENDATARIO no está autorizado a colocar en la fachada del inmueble ni en ninguna marquesina ni ventanas de su local que den al exterior, emblemas, logotipos, letreros ni anuncios con su nombre comercial, denominación y/o razón social de cualquier otra especie.

El Arrendador ofrece al Arrendatario un espacio en Arrendamiento en la marquesina del 6° piso del Edificio marcado con la letra "A", para colocar la imagen corporativa del Arrendatario. Dicho espacio deberá sujetarse a las dimensiones y diseños de materiales e iluminación proporcionados por el Arrendador con la intención de que un anuncio diferente en medidas, materiales o iluminación, no desentone con el diseño arquitectónico y el resto de los anuncios ya instalados.

El importe de dicho Arrendamiento del espacio para la colocación del anuncio, es de $120,000.00 (Son ciento veinte mil pesos 00/100 M.N.) más IVA al año.

El importe correspondiente a la fabricación del anuncio y su debida instalación, será por cuenta del Arrendatario. La compañía que elabore e instale el anuncio, tendrá que ser autorizada por escrito por el Arrendador con la intención de asegurar un trabajo de calidad.

CLÁUSULA XIX.- CAJONES DE ESTACIONAMIENTO ADICIONALES.

El Arrendatario acepta en conformidad, que en ningún momento, personal que labore en su empresa, podrá estacionarse en el área de estacionamiento en la planta baja conocida como "Estacionamiento de visitas" ubicado alrededor de los Edificios "A", "B", "C" y "D". Lo anterior, con el fin de no obstaculizar los cajones disponibles para las visitas por empleados del Centro de Negocios.

En caso de que los 6 (Seis) cajones de estacionamiento asignados en exclusiva al Arrendador dentro de Las Palmas Centro de Negocios no fueran suficientes para el Arrendatario, el Arrendador pone a su consideración, el Arrendamiento de cajones adicionales en el área conocida como "Estacionamiento adicional" junto a Las Palmas Centro de Negocios ubicado sobre el Blvd. Solidaridad. Dichos cajones son adicionales a los 6 (seis) cajones exclusivos que le corresponden al Arrendatario por el área arrendada dentro de Las Palmas Centro de Negocios. Dichos cajones tienen un costo de $500.00 pesos (Son Quinientos pesos 00/100 M.N.) cada uno más I.V.A.
Dicho importe de la renta mensual de los cajones de estacionamiento adicionales, sufrirán un incremento anual equivalente al 100% del incremento publicado por el INEGI, según el Índice Nacional de Precios al Consumidor a partir del mes de Enero.

CLAUSULA XX.- CLAUSULA ANTI-CORRUPCION.

Las partes mediante esta cláusula están conscientes de que el cumplimiento de las obligaciones pactadas en el presente contrato para cada una de ellas, debe hacerse mediante conductas éticas, profesionales y honestas por parte de sus representantes y/o empleados. Por lo tanto, las partes deberán abstenerse de llevar a cabo actos o conductas ilícitas o deshonestas, y/o realizar u ofrecer incentivos económicos ilícitos a terceros (ya sean personas físicas o morales, privadas o gubernamentales) que pudieran poner en riesgo el desarrollo mismo del contrato o que dañen la imagen o prestigio de cualquiera de las partes.

CLÁUSULA XXI.- LEY APLICABLE.

Para la interpretación y cumplimiento de este contrato, las partes convienen en someterse a la jurisdicción y competencia de los tribunales de la ciudad de Hermosillo, Sonora. En todo aquello que no estuviese previsto en el presente contrato serán únicamente aplicables las disposiciones relativas al Código Civil para el Estado de Sonora.

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CLÁUSULA XXII.- DOMICILIOS.

En términos del Artículo 34 del Código Civil y en tanto no hagan nuevo señalamiento al respecto, los otorgantes señalan como domicilio convencional, para el cumplimiento de las obligaciones derivadas en este arrendamiento, para el recibo de cualquier notificación o aviso relacionado con el mismo, que en todo caso deberán ser por escrito, los siguientes:

EL ARRENDADOR: Periférico Poniente y Ave. Noroeste s/n
Col. Palmar del Sol
83260 Hermosillo, Sonora

EL ARRENDATARIO: Blvd. Solidaridad 335-A, Local 3.
Colonia Las Palmas
83270 Hermosillo, Sonora

Enterados de su contenido, los otorgantes suscriben este contrato por cuadriplicado en Hermosillo, Sonora el día 1ero de Enero del 2014.

INMOBILIARIA CANORAS, S.A. DE C.V.

REPRESENTADO POR:
ING. FRANCISCO ERNESTO SALAZAR SERRANO
DIRECTOR GENERAL

MOLIMENTALES DEL NOROESTE S.A. DE C.V.

REPRESENTADO POR:
C.P. MIGUEL ANGEL BONILLA MEZA
REPRESENTANTE LEGAL

TESTIGO
ING. JUAN FRANCISCO SALAZAR A.

TESTIGO
ANA CATALINA BARRAGAN AGUIRRE

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SCHEDULE 5.1(l)
MINING TITLE

Refer to Schedule 5.1(gg).

SCHEDULE 5.1 (gg)
TECHNICAL REPORT

See Borrower's filings on www.sedar.com.

SCHEDULE 5.1(hh)
ROYALTY OBLIGATIONS

See attached.

1977538-v1\TORDMS

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Royalties

Ana Paula

1. Pursuant to the Ana Paula Asset Transfer Agreement between Desarrollos Mineros San Luis, S.A. de C.V. and Newstrike Capital Inc., dated May 11, 2010, Desarrollos Mineros San Luis, S.A. de C.V. possesses a 3% net smelter return royalty in respect of mineral production in the Mining Concessions as described in Schedule A of the agreement.

Newstrike Capital Inc. possesses the right, upon completion of a feasibility study, to purchase one-third of the NSR Royalty for consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources (as such terms are defined in National Instrument 43-101) in the feasibility study, to a maximum of US$6 million.

2. Regarding the mining claims named "El Coyote", "Cosmos", "Don Richard", "Coyopancho", "Cuetzala", "Ottawa", "el Consorcio", "El Durazno", "La Morenita", "Don Jesus", "Estefania", and "Estefania Fraccion I" there is a Transfer Agreement entered between Industrias Miral, S.A. de C.V. and Aurea Mining Inc., whereby Aurea has to cover in favor of the original concessionary and others a NSR Royalty of 2.5% is to be made to pursuant to the following percentages:

i) Industrias Miral, S.A. de C.V.: 0.8425%

ii) David Elias Euresti Reyna: 0.4675%

iii) Alfonso Martinez Vera: 0.4675%

iv) Jesus Herrera Ortega: 0.3725% and

v) Richard O'C. Whittall: 0.3500%

Caballo Blanco

1. Molimentales owns 100% of the Caballo Blanco asset that is in the state of Veracruz, Mexico, 65 kilometers from the state's capital city, also named Veracruz. Currently, there is a total 2% net smelter return (NSR) royalty payable to two parties. Specifically, 1.5% is payable to Almaden Minerals, and 0.5% is payable to a local land surveyor that originally discovered the mineralized zones that make up the Caballo Blanco asset.

Government Royalties

1. The Mexican government implemented two royalties effective January 1, 2014. The first is a 0.5% royalty on production (calculated the same way as an NSR royalty). The second is a 7.5% mining duty that is calculated as 7.5% multiplied by a form of EBITDA (earnings before interest, taxes, depreciation and amortization). Note: this is treated as an income tax from an accounting perspective, rather than a royalty, as it is a charge based on revenues less expenses to generate such revenues.